EXHIBIT 99.1

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

and

Management Information Circular

March 20, 2026

Dear fellow shareholder,

On behalf of the Board of Directors (the “Board”) of Centerra Gold Inc. (“Centerra” or the “Company”), it is my pleasure to invite you to attend our annual meeting of shareholders to be held on May 5, 2026, at 11:00 a.m. (Toronto time) (the “Meeting”) to address the items of business described in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) and management information circular (the “Circular”) accompanying this letter. The Meeting will be held in a virtual format via a live audio webcast. For information on how to access the webcast, please refer to the Notice of Meeting.

In the accompanying Circular, you will find important information and instructions on how to participate and vote at the Meeting, either online or by proxy. Please exercise your rights as a shareholder either by attending and voting at the Meeting online, or by completing and returning your form of proxy or voting instruction form in advance of the Meeting.

Looking ahead, we remained focused on optimizing our operations, advancing our self-funded growth, and delivering sustainable value for shareholders.

I thank you for your continuing interest in Centerra.

Sincerely,

(signed) “Paul Wright”

Paul Wright
Chair of the Board of Directors
Toronto, Ontario
March 20, 2026

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Dear Shareholder:

NOTICE IS HEREBY GIVEN THAT the annual meeting of the shareholders (the “Meeting”) of Centerra Gold Inc. (“Centerra” or the “Company”) will be held on May 5, 2026 at 11:00 a.m. (Toronto time) in order for shareholders of Centerra to:

1.	receive the audited financial statements for the year ended December 31, 2025 and the auditors’ report thereon;
2.	elect directors of Centerra for the ensuing year;
3.	re-appoint auditors for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditors;
4.	consider, and if deemed advisable, approve, a non-binding advisory resolution to accept Centerra’s approach to executive compensation; and
5.	transact such other business as may properly come before the Meeting, or any postponement or adjournment thereof.

Similar to last year, to permit a greater number of shareholders to attend the Meeting, Centerra will hold the Meeting in a virtual only format, which will be conducted via live audio webcast at www.meetings.lumiconnect.com/400-905-228-434. At this website, shareholders will have an equal opportunity to attend, participate fully in the Meeting in real time as if it were held in-person and vote their common shares of Centerra accordingly at the Meeting, regardless of geographic location. Shareholders will not be able to physically attend the Meeting.

Registered shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting online. Non-registered shareholders (being shareholders who beneficially own common shares of Centerra that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) who have not duly appointed themselves as proxyholder will be able to attend the Meeting online as guests, but guests will not be able to vote or ask questions at the Meeting.

A Centerra shareholder who wishes to appoint a person other than the Centerra proxyholders identified on the form of proxy or voting instruction form accompanying this notice (including a non-registered shareholder who wishes to appoint themselves as proxyholder in order to attend and vote at the Meeting online) must carefully follow the instructions in the management information circular and on their form of proxy or voting instruction form accompanying this notice. These instructions include the additional step of registering such proxyholder with our transfer agent, TSX Trust Company (“TSX Trust”), after submitting a form of proxy or voting instruction form. Failure to register will result in the proxyholder not receiving a control number, which is used as their online sign-in credentials and is required for them to vote at the Meeting. Without a control number, such proxyholder will only be able to attend the Meeting online as a guest. Non-registered shareholders located in the United States must also provide TSX Trust with a duly completed legal proxy if they wish to vote at the Meeting or appoint a third party as their proxyholder.

The Board of Directors of Centerra has fixed the close of business on March 18, 2026 as the record date to determine which shareholders are entitled to receive notice of and to vote at the Meeting, or any postponement or adjournment thereof.

This year, Centerra is using “notice-and-access” to deliver meeting materials to shareholders. Accordingly, this Notice of Meeting and the accompanying management information circular and our audited annual financial statements for the financial year ended December 31, 2025, along with the related management discussion and analysis, can be viewed online on the Company’s website at www.centerragold.com, under the Company’s profile on SEDAR+ at www.sedarplus.ca, or at www.docs.tsxtrust.com/CG. Under notice-and-access, Centerra shareholders of record, as of the close of business on March 18, 2026, will receive a notice-and-access notification containing information about how to access these documents electronically, together with a proxy form or voting instruction form enabling Centerra shareholders to vote at the Meeting. The notice-and-access notification will also provide instructions on how to vote at the Meeting and on how to receive paper copies of the meeting materials.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Yousef Rehman”

Yousef Rehman
Executive Vice President, Legal and Public Affairs
Toronto, Ontario, Canada
March 20, 2026

Table of Contents

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	3
Table of Contents	i
SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS	1
Voting Information	1
Voting by Proxy	2
Attending and Voting at the Virtual Meeting	3
Voting Common Shares	5
Principal Holders of Voting Securities	5
BUSINESS TO BE TRANSACTED AT THE MEETING	6
Financial Statements	6
Election of Directors	6
Appointment of Auditors	11
Advisory Vote on Executive Compensation	12
REPORT ON EXECUTIVE COMPENSATION	13
Letter from the Human Resources and Compensation Committee	13
COMPENSATION DISCUSSION AND ANALYSIS	15
Compensation Governance	15
Executive Share Ownership	17
Succession Planning for Senior Management	18
Compensation Philosophy and Objectives	19
Compensation Decisions for 2025	21
Share Performance and NEO Compensation	27
Summary Compensation Table	29
Incentive Plan Awards	30
Executive Retirement Contribution Plan	31
Termination and Change of Control Benefits	31
REPORT ON DIRECTOR COMPENSATION	34
Director Compensation Summary Table	34
Share Ownership of Directors	35
Directors Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation	35
Directors Incentive Plan Awards (Value Earned During 2025)	36
EQUITY COMPENSATION PLAN INFORMATION	37
Purpose and Participation	37
LTI Plan Options and Share Appreciation Rights	38
LTI Plan RSUs and PSUs	39
LTI Plan DSUs	39
Treatment of Equity Plans Upon Termination and Change of Control	39
Employee Share Purchase Plan	40
Securities Authorized for Issuance Under the Equity Compensation Plans	40

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Legacy Plans	41
REPORT ON CORPORATE GOVERNANCE	44
Board Mandate	44
Independence of Board Members	45
Interlocking Directorships	46
Statutory Majority Voting and Advance Notice Nominations	46
Committees of the Board of Directors	46
Review of Related Party Transactions	48
Overseeing and Managing Risk	49
Centerra Diversity, Equity & Inclusion	50
Skills Matrix	52
Board Renewal and Succession Planning	53
Assessment Process	53
Nomination of Directors and Board Size	53
Board Education Opportunities	53
Codes of Ethics	54
Disclosure and Insider Trading Policy	55
Investor Communications and Feedback	55
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION	56
INTERESTS OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON	56
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	56
SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING	56
ADDITIONAL INFORMATION	56
DIRECTORS’ APPROVAL	57
APPENDIX A	A-1

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SOLICITATION OF PROXIES AND VOTING INSTRUCTIONS

This management information circular (the “Circular”) is furnished in connection with the solicitation of proxies by the management of Centerra Gold Inc. (“Centerra” or the “Company”) for use at the annual general meeting of shareholders of the Company to be held on May 5, 2026 at 11:00 a.m. (Toronto time) or any adjournment or postponement thereof (the “Meeting”), for the purposes set forth in the accompanying notice of meeting.

The Meeting will be held in a virtual only format, which will be conducted via live audio webcast at www.meetings.lumiconnect.com/400-905-228-434. Shareholders will not be able to physically attend the Meeting. For a summary of how shareholders may attend, participate in and vote at the Meeting online, see “Attending and Voting at the Virtual Meeting” below.

The information contained in this Circular is given as at March 4, 2026 and all dollar amounts are in Canadian dollars, in each case, except where otherwise noted. All times are Toronto time unless otherwise stated.

Voting Information

You are entitled to vote at the Meeting if you were a holder of common shares of Centerra (“Shares”) at the close of business on March 18, 2026, the record date for the Meeting. Each Share is entitled to one (1) vote. How you vote depends on whether you are a registered shareholder or a non-registered shareholder.

Notice-and-Access

This year, as permitted by Canadian securities regulatory authorities and pursuant to exemptions from the sending of financial statements and proxy solicitation requirements granted by the Director of Corporations Canada, Centerra is using “notice-and-access” to deliver the meeting materials, including the Circular and Centerra’s 2025 Annual Report, which includes the Company’s management’s discussion and analysis and annual audited consolidated financial statements for the fiscal year ended December 31, 2025 (collectively, the “Meeting Materials”), to both registered and non-registered shareholders. This means that the Meeting Materials are posted online for shareholders to access, instead of paper copies being printed and mailed to shareholders. One core benefit of the notice-and-access procedures is that it reduces the environmental impact of producing and distributing paper copies of documents in large quantities.

Under notice-and-access, shareholders will receive (unless shareholders have chosen to receive proxy meeting materials electronically) a package by mail that will include a form of proxy or voting instruction form, depending on whether they are a registered or a non-registered shareholder, along with a notice containing instructions on how to vote at the Meeting and how to access the Meeting Materials electronically. Centerra is not using stratification to deliver the Meeting Materials to any shareholders.

The Meeting Materials can be viewed online at www.docs.tsxtrust.com/CG, on the Company’s website at www.centerragold.com, or under the Company’s profile on SEDAR+ at www.sedarplus.ca.

As further described in the notice-and-access notice, you may obtain paper copies of the Meeting Materials at no cost to you for up to one year from the date that this Circular was filed on SEDAR+ by contacting our transfer agent, TSX Trust Company (“TSX Trust”), via their email at tsxt-fulfilment@tmx.com or by phone at 1-888-433-6443 (toll-free within Canada and the U.S.) or 416-682-3801 (outside Canada and the U.S.). If you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date, requests should be received by April 21, 2026.

If you request a paper copy of the Meeting Materials, you will not receive a new form of proxy or voting instruction form. Therefore, you should keep the original form sent to you in order to vote your Shares at the Meeting.

How to Vote in Advance of the Meeting as a Registered Shareholder

You are a registered shareholder if your name appears on a share certificate or if your Shares are otherwise registered in your name. As a registered shareholder, you may attend, participate and vote at the virtual only Meeting via live audio webcast online at www.meetings.lumiconnect.com/400-905-228-434. See “Attending and Voting at the Virtual Meeting” below.

If you are a registered shareholder and will not attend the Meeting, or if your Shares are registered in the name of a company that you own, your Shares may still be counted by authorizing an individual, called a proxyholder, to attend the Meeting and vote your Shares. Any legal form of proxy may be used, and a form of proxy will be mailed by the Company to registered shareholders along with the notice-and-access notice described above.

Registered Shareholders may vote in advance of the Meeting by proxy:

•	Online: by accessing and following the instructions provided at http://www.meeting-vote.com/
•	By email: by sending a completed form of proxy to proxyvote@tmx.com
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•	By telephone: By calling 1-888-489-7352
•	By fax: fax your completed form of proxy to (416) 607-7964
•	By mail: mail your completed form of proxy to our transfer agent, TSX Trust by at Attn Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1

To vote in advance of the Meeting, your vote must be received no later than 11:00 a.m. on May 1, 2026 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her sole discretion; the Chair of the Meeting is under no obligation to accept or reject a late proxy. The Chair of the Meeting may extend or waive the proxy cut-off time in his or her sole discretion and without notice.

How to Vote in Advance of the Meeting as a Non-Registered Shareholder

You are a non-registered shareholder if you beneficially own Shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant, and therefore do not have Shares registered in your own name.

Your intermediary must ask for your voting instructions before the meeting. Please contact them if you did not receive a request for these with the Notice-and-Access Letter. Your intermediary must receive your voting instructions with sufficient time for your vote to be processed by May 1, 2026 at 11:00 a.m., or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened Meeting.

Non-registered shareholders may vote in advance of the Meeting by following the instructions provided on the voting instruction form provided by your intermediary.

The Company does not send proxy-related materials directly to non-registered shareholders. Typically, intermediaries will use a service company (such as Broadridge Investor Communications) to forward such proxy-related materials to non-registered shareholders. The Company has elected to pay for all applicable proxy-related materials to be sent to non-registered shareholders at the Company’s cost.

See “Attending and Voting at the Virtual Meeting” below.

Voting by Proxy

How to Vote by Proxy

The individuals named in the voting instruction form or the form of proxy you received are representatives of management of the Company. You have the right to appoint another person (who need not be a shareholder) to represent you at the Meeting. You may appoint another person by inserting that person’s name in the blank space set out in the form of proxy provided or by completing another proper form of proxy. See “How to Appoint a Proxy” below.

By properly completing and returning a voting instruction form or form of proxy, you are authorizing the individual named in the form to attend the Meeting virtually and to vote your Shares. To be valid, proxies must be deposited with our transfer agent, TSX Trust by mail to: Attn Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-7352; by fax to: (416) 607-7964; or by e-mail to: proxyvote@tmx.com, or vote online at http://www.meeting-vote.com/, in each case no later than 11:00 a.m. on May 1, 2026 or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her sole discretion; the Chair of the Meeting is under no obligation to accept or reject a late proxy. The Chair of the Meeting may extend or waive the proxy cut-off time in his or her sole discretion and without notice.

Exercise of Discretion by Proxies

The Shares represented by your voting instruction form or form of proxy must be voted or withheld from voting in accordance with your instruction on the form and if you specify a choice with respect to any matter to be acted upon, your Shares will be voted accordingly. If you have not specified how to vote on a particular matter, if any amendments are proposed to any matter, or if other matters are properly brought before the Meeting, then, in each case, your proxyholder can vote your Shares as your proxyholder sees fit.

If you properly complete and return your voting instruction form or form of proxy appointing representatives of management of the Company as your proxy, but do not specify how you wish the votes to be cast, your Shares will be voted: (i) FOR the election of directors nominated by management; (ii) FOR the appointment of KPMG LLP as the

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independent auditor for 2026 and the authorization of the directors to fix their remuneration; (iii) FOR the non-binding advisory resolution to accept Centerra’s approach to executive compensation; and (iv) at the discretion of management, on any matter which may properly come before the Meeting.

Revoking your Proxy

If you are a registered shareholder and have provided a proxy, you may revoke your proxy by: (i) completing and signing another form of proxy bearing a later date and depositing it with TSX Trust: by mail to: Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1; by telephone (toll free) to: 1-888-489-7352; by fax to: (416) 607-7964; or by e-mail to: proxyvote@tmx.com; or vote online at www.meetings.lumiconnect.com/400-905-228-434, in each case no later than 11:00 a.m. on May 1, 2026 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable; (ii) depositing a document that is signed by you (or by someone you have properly authorized to act on your behalf) stating that you wish to revoke your proxy, to the Corporate Secretary of the Company at the registered office of the Company (1 University Avenue, Suite 1800, Toronto, Ontario, Canada, M5J 2P1) at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof; (iii) notifying the Chair of the Meeting prior to the commencement of the Meeting or any postponement or adjournment of the Meeting that you have revoked your proxy; or (iv) following any other procedure that is permitted by law.

If you are a registered shareholder or a duly appointed proxyholder and log in to the Meeting online using your control number and accept the terms and conditions, you will be revoking any and all previously submitted proxies and will be provided the opportunity to vote online by ballot. See “Attending and Voting at the Virtual Meeting” below.

If you are a non-registered shareholder and wish to revoke or change your prior instructions, you must contact your intermediary well in advance of the Meeting and follow its instructions. Intermediaries may set deadlines for the receipt of revocations that are further in advance of the Meeting than those set forth elsewhere in this Circular and related proxy materials and, accordingly, any such revocation should be completed in coordination with your Intermediary well in advance of the deadline for submitting forms of proxy or voting instruction forms to ensure it can be given effect to at the Meeting.

Attending and Voting at the Virtual Meeting

Similar to last year, and to permit a greater number of shareholders to attend the Meeting, we will hold our Meeting in a virtual only format, which will be conducted via a live audio webcast. Registered shareholders and duly appointed proxyholders will have an equal opportunity to attend, participate and vote at the Meeting online. We hope that hosting a virtual Meeting will increase participation by our shareholders, as it will enable shareholders to more easily attend the Meeting regardless of their geographic location. Shareholders will not be able to physically attend the Meeting.

How to Vote at the Meeting

Registered shareholders and duly appointed proxyholders can vote online by ballot at the appropriate times during the Meeting. The control number located on the proxy form or in the email notification you received is your control number for purposes of logging in to the Meeting online. See “How to Access the Virtual Meeting Platform” below for additional information on how to log in to the Meeting online.

In order to vote at the Meeting, non-registered shareholders must appoint themselves as proxyholders in accordance with the instructions below.

Non-registered shareholders who have not duly appointed themselves as proxyholders may attend the Meeting as guests. Guests will be able to listen to the Meeting online, but will not be able to vote at the Meeting.

How to Access the Virtual Meeting Platform

Registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves as proxyholder, will be able to attend, participate and vote at the Meeting online at www.meetings.lumiconnect.com/400-905-228-434. We recommend that you log in at 10:00 a.m., one hour before the Meeting starts. Once you have logged in, select “I have a login” and then enter your control number (see below) and password “centerragold2026” (case sensitive). You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

•	Registered shareholders: The control number located on the form of proxy you received is your control number.
•	Duly appointed proxyholders: TSX Trust will provide the proxyholder with a control number after the proxy voting deadline has passed and the proxyholder has been duly appointed AND registered as described in “How to Appoint a Proxy” below.
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Guests, including non-registered beneficial shareholders who have not duly appointed themselves as proxyholder, can listen to the Meeting. Guests are not able to vote or ask questions at the Meeting. Log in online at www.meetings.lumiconnect.com/400-905-228-434, select “I am a guest”, and then complete the online registration form.

If you attend the Meeting online, it is important that you remain connected to the internet for the duration of the Meeting in order to vote when balloting commences. It is your responsibility to ensure that you remain connected. Online check-in will begin one hour prior to the Meeting on May 5, 2026, at 10:00 a.m. The Meeting will begin promptly at 11:00 a.m. on May 5, 2026, unless otherwise adjourned or postponed. You should allow ample time for the online check-in procedures. For any technical difficulties experienced during the check-in process or during the Meeting, please contact support-ca@lumiglobal.com for assistance.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

If the Meeting is disrupted for any reason due to technical issues, please remain logged in to the Meeting.

How to Ask Questions at the Meeting

Registered shareholders and duly appointed proxyholders who login to the Meeting with a control number can ask questions during the Meeting via the messaging feature on the virtual meeting platform. Questions will generally only be addressed during a question period at the end of the Meeting, however, questions regarding procedural matters or directly related to a specific motion may be addressed during the Meeting. Questions or comments containing inappropriate language (including profanities or hostilities), questions of a personal nature, or questions that are otherwise disruptive to the orderly conduct of the Meeting will not be published or answered. If the Company cannot answer a question during the Meeting because of timing or technical limitations, management will endeavor to respond by email as soon as practical after the Meeting.

How to Appoint a Proxy

The following applies to shareholders who wish to appoint someone as their proxyholder other than the Centerra proxyholders named in the enclosed form of proxy or voting instruction form accompanying this Circular. This includes non-registered shareholders who wish to appoint themselves as proxyholder to attend, participate and vote at the Meeting online.

Step 1 - Submit your form of proxy or voting instruction form: To appoint someone as proxyholder other than the Centerra proxyholders, insert that person’s name in the blank space provided in the form of proxy or voting instruction form (if permitted) and follow the instructions for submitting such form of proxy or voting instruction form. This must be completed before registering the proxyholder, which is an additional step completed once you have submitted your form of proxy or voting instruction form.

Step 2 - Register your proxyholder: To register a third-party proxyholder, shareholders must contact TSX Trust and provide TSX Trust with the required proxyholder contact information so that TSX Trust may provide the proxyholder with a control number. TSX Trust can be contacted by phone at 1-866-751-6315 (toll-free within North America) or 416-682-3860 or by internet at https://www.tsxtrust.com/control-number-request. Requests for a control number must be received by 11:00 a.m. on May 1, 2026. Without a control number, proxyholders will not be able to ask questions or vote at the Meeting. They will only be able to attend the virtual Meeting online as a guest.

If you are a non-registered shareholder and wish to vote at the Meeting, you must insert your own name in the blank space provided on the voting instruction form sent to you by your intermediary, follow the applicable instructions provided by your intermediary, AND register yourself as your proxyholder, as described below. By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important that you comply with the signature and return instructions provided by your intermediary.

If you are a non-registered shareholder located in the United States and wish to vote at the Meeting, or, if you are permitted, to appoint a third party as your proxyholder, in addition to the steps described above under “How to Access the Virtual Meeting Platform”, you must first obtain a valid legal proxy from your intermediary. You must follow the instructions from your intermediary which are included with the legal proxy form or the voting information form sent to you with this Circular. If you have not received one, you must contact your intermediary to request a legal proxy form or a legal proxy. After obtaining a valid legal proxy from your intermediary, you must then submit such legal proxy to the Company’s transfer agent, TSX Trust by mail at Attn: Proxy Dept., P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1, or by email to proxyvote@tmx.com. The request for registration must be labeled “Legal Proxy” and received by TSX Trust no later than the voting deadline of 11:00 a.m. on May 1, 2026 or, if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in the Province of Ontario which is at least 48 hours before the time of such reconvened or convened meeting, as applicable.

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Voting Common Shares

Centerra is authorized to issue an unlimited number of Shares and preference shares without par value. On March 18, 2026, the Company had 199,581,266 Shares issued and outstanding. The directors have fixed March 18, 2026 as the record date for the Meeting. Only holders of Shares who are on record on that date will be entitled to vote on the matters proposed to come before the Meeting on the basis of one (1) vote for each Share held.

Principal Holders of Voting Securities

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, or exercise control or direction over, directly or indirectly, voting securities of the Company carrying more than 10% of the voting rights attached to any class of voting securities

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BUSINESS TO BE TRANSACTED AT THE MEETING

Financial Statements

The audited financial statements of Centerra for the period ended December 31, 2025 and the auditors’ report thereon will be placed before the Meeting. Copies of the financial statements, together with the auditors’ report thereon, are posted online for shareholders to access, instead of paper copies being printed and mailed to shareholders. Please see “Voting Information – Notice-and-Access” above for further details regarding how to obtain copies of the financial statements and other Meeting Materials.

Election of Directors

The Board of Directors (the “Board”) has approved the nomination of the individuals named below for election as directors of Centerra. Each of the nominees, other than Mr. Kitlen, is a current director of Centerra and has been since the dates indicated below and was elected to his or her present term as a director by the shareholders of the Company at the annual general meeting of the Company’s shareholders held on May 6, 2025.

Management does not believe that any of the proposed nominees will be unable to serve as a director, but if that should occur for any reason before the Meeting, the management representatives designated in the enclosed form of proxy reserve the right to nominate and vote for another nominee at their discretion, unless otherwise instructed. The form of proxy permits shareholders to vote for or against each nominee. Each director elected will hold office until the next annual meeting of shareholders or until his or her successor is elected or appointed.

Majority Voting and Advance Notice Nominations

In accordance with the Canada Business Corporations Act (the “CBCA”), at uncontested shareholder meetings, any director nominee receiving more “against” votes than “for” votes will not be elected. However, under the CBCA majority voting rules, if an incumbent director is not elected by a majority of votes at the Meeting, the incumbent director will be permitted to continue in office until the earlier of (i) the 90th day after the Meeting, or (ii) the day on which their successor is appointed or elected.

In addition, in order to ensure that all shareholders have sufficient time and information to properly review all director nominees, the Company’s by-laws require that all director nominations be made with sufficient notice and provide certain prescribed information concerning such director nominees. For further information, please refer to “Report on Corporate Governance – Statutory Majority Voting and Advance Notice Nominations” on page 46.

Board Nominee Information

According to the Company’s constating documents, the Board shall have between 3 and 15 directors.

The Company considers skills, age, culture geography experience, diversity of background and gender when reviewing potential director candidates, and the directors nominated this year represent a strong and diverse mix of experience in finance, mining, engineering, sustainability, government relations, Indigenous relations, risk management, legal, human resources metallurgy, mergers and acquisitions, and international business – key skills for overseeing the Company’s affairs and guiding its strategic growth. See also “Directors and Executive Officers Diversity, Equity & Inclusion” on page 50.

The following tables set out the name and biographical information of each nominee, including present principal occupations and directorships during the past five years and whether or not the nominee has been determined by the Board to be independent of Centerra under Canadian securities laws. The table below also sets out each nominee’s tenure on Centerra’s Board, attendance at Board and standing Committee meetings during 2025, other public company directorships, and minimum ownership requirement. All nominees are in compliance with their minimum ownership requirements. For further information on the breakdown of the Directors’ Share ownership, see “Report on Director Compensation – Share Ownership of Directors” on page 35.

The Board recommends that shareholders vote in favour of each of the following nominees as directors of Centerra. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the election as directors of the proposed nominees whose names are set out below.

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New Board Nominees

JOHN KITLEN Independent Director Nominee Resides in: Tabernash, Colorado, United States Age: 62

Mr. Kitlen has over 30 years of accounting and auditing experience including 20 years in executive leadership positions in mining, technology and telecommunications.  Mr. Kitlen retired from Newmont Corporation in August 2021 after over 10 years of service, most recently serving as Vice President, Controller and Chief Accounting Officer, and prior to that served as Vice President of Internal Audit.  Prior to joining Newmont, Mr. Kitlen held various executive finance and accounting roles with Sun Microsystems, Inc., StorageTek and Level 3 Communications, Inc.  Mr. Kitlen began his career in public accounting with Deloitte and Touche.  Mr. Kitlen holds Bachelor of Science and Master of Accounting degrees from the University of Florida and is a Certified Public Accountant (retired) in the State of Colorado.

2025 Board & Committee Attendance: N/A 2025 Voting Results: N/A Board Tenure: New Director Nominee Other Public Company Directorships: None

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Ownership Requirement?
N/A	N/A	Shares: 0 RSUs: 0 DSUs: 0	$0	N/A

Incumbent Board Nominees

PAUL N. WRIGHT Independent Director(1) Resides in: Vancouver, British Columbia, Canada Age: 72

Mr. Wright is a corporate director and has over 40 years of experience in developing and operating open pit and underground gold mines. Mr. Wright is currently Chairman of Galiano Gold Inc.  Mr. Wright retired from Eldorado Gold Corp. in April 2017 after 21 years, where he served as President and Chief Executive Officer starting from October 1999.  Mr. Wright is a Chartered Engineer (UK) and obtained his B.Sc. Mining Engineering from Newcastle University.

2025 Board & Committee Attendance: 100%

2025 Voting Results: 99.73% FOR

Board Tenure: 6 Years

Other Public Company Directorships:

Galiano Gold Inc. (Chairman and member of the Governance, Compensation and Nomination Committee)

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Requirement?
3 times annual retainer	$675,000	Shares: 120,000 RSUs: 198,567 DSUs: 80,223	$10,974,711	Yes

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KAREN DAVID-GREEN Independent Director Resides in: Houston, Texas, United States Age: 57

Ms. David-Green has 30 years of experience in senior leadership positions on Wall Street and as a C-Suite Executive. Ms. David-Green currently serves as a director of DNOW Inc. and PHX Energy Services Corp.  Ms. David-Green previously served as the Chief Communications, Stakeholder and Sustainability Officer at Expro Group; and various roles at Weatherford International plc the most recent being Senior Vice President, Stakeholder Engagement & Chief Marketing Officer. Ms. David-Green earned her BBA in Finance from the University of Texas at Austin and a specialized executive certification from the University of Cambridge. Ms. David-Green is Directorship Certified by the National Association of Corporate Directors (NACD) and NACD Certified in Cybersecurity Oversight.

2025 Board & Committee Attendance:

2025 Voting Results: 99.73% FOR

Board Tenure: 1 year

Other Public Company Directorships:

DNOW Inc. (member of the Audit Committee)

PHX Energy Services Corp. (member of the Audit Committee and Chair of the Human Resources and Compensation Committee)

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Ownership Requirement?
3 times annual retainer	$675,000	Shares: 2,580 RSUs: 6,916 DSUs: 3,459	$356,532	In progress

WENDY KEI Independent Director(1) Resides in: Toronto, Ontario, Canada Age: 58

Ms. Kei is a seasoned finance executive with over 30 years of leadership experience across multiple industries. Ms. Kei currently serves as Board Chair for Ontario Power Generation Inc. (OPG) and as a board member of the Institute of Corporate Directors (ICD).  Ms. Kei previously served as Board Chair of NFI Group Inc. (TSX:NFI), as Chief Financial Officer of Dominion Diamond Corporation. Ms. Kei is a Fellow Chartered Professional Accountant (FCPA, FCA), a Fellow from the Institute of Corporate Directors (F.ICD), holds an ESG Designation (GCB.D) from Competent Boards and holds a Bachelor of Mathematics from the University of Waterloo.  Ms. Kei has been widely recognized for her contributions, including being named a BMO Celebrate Women on Boards Lifetime Achievement Honouree in 2025, the recipient of the Women Corporate Directors Visionary Award for Strategic Leadership in 2024, was recognized as BMO Celebrate Women on Boards 2022 Honouree, was named one of Canada’s Top 100 Most Powerful Women in 2020 and was selected as a Diversity 50 2016 Candidate by the Canadian Board Diversity Council.

2025 Board & Committee Attendance: 100% 2025 Voting Results: 98.92% FOR Board Tenure: 4 Years Other Public Company Directorships: Ontario Power Generation Inc. (Board Chair)

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Requirement?
3 times annual retainer	$675,000	Shares: 4,148 RSUs: 9,708 DSUs: 43,860	$1,588,331	Yes

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NANCY LIPSON Independent Director Resides in: Rancho Santa Fe, California, United States Age: 56

Ms. Lipson worked 18 years at Newmont Corporation, most recently as Executive Vice President and Chief Legal Officer and held corporate legal roles at various companies, as well as serving as a commercial litigator in private practice. Ms. Lipson currently serves as a director of Frontier Group Holdings, Inc.  Ms. Lipson previously served on the Board of Trustees of the Colorado Legal Aid Foundation, as well as the Board of Denver CASA (Court Appointment Special Advocates).  In 2018, she was named one of Colorado’s Most Powerful Women by the Colorado Women’s Chamber of Commerce. Ms. Lipson is a Cum Laude graduate of Colorado College and received her law degree from the University of California, San Francisco.

2025 Board & Committee Attendance: 100% 2025 Voting Results: 99.73% FOR Board Tenure: 1 year Other Public Company Directorships: Frontier Group Holdings, Inc.

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Ownership Requirement?
3 times annual retainer	$675,000	Shares: 0 RSUs: 6,916 DSUs: 3,459	$285,531	In progress

CRAIG MACDOUGALL Independent Director(1) Resides in: Okanagan Falls, British Columbia, Canada Age: 63

Mr. MacDougall has over 35 years of experience in global exploration and mining.  Mr. MacDougall retired from IAMGOLD Corporation in 2023, after 12 years where he served as Executive Vice President, Growth, responsible for global precious metals exploration program.  Prior to his tenure at IAMGOLD, he served as President and CEO of Continental Nickel Limited.  He began his career at Noranda Inc. (Falconbridge Limited) advancing in roles of increasing responsibility, including Senior International Geologist and, later, as Exploration Manager in Australasia and Africa. Mr. MacDougall holds a B.Sc. (Honours) in Geology from Mount Allison University and a M.Sc. in Earth Sciences from Memorial University of Newfoundland.  Mr. MacDougall is a registered Professional Geoscientist (P. Geo.) in the province of Ontario.

2025 Board & Committee Attendance: 100% 2025 Voting Results: 98.99% FOR Board Tenure: 2 years Other Public Company Directorships: None

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Ownership Requirement?
3 times annual retainer	$675,000	Shares: 21,000 RSUs: 20,747 DSUs: 10,840	$1,447,184	Yes

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MICHAEL S. PARRETT Independent Director(1) Resides in: Richmond Hill, Ontario, Canada Age: 74

Mr. Parrett is an independent consultant and corporate director and has previously served as a director of Stillwater Mining Company from 2009 to 2017, Pengrowth Energy Corporation from 2004 to 2016, Gabriel Resources Limited from 2003 to 2010 (including as Chairman from 2005 to 2010) and Fording Canadian Coal Trust from 2003 to 2008. Prior to that, Mr. Parrett was the Chief Financial Officer and the President of Rio Algom Limited and Chief Financial Officer of Falconbridge Limited. Mr. Parrett is a Chartered Professional Accountant and received his Bachelor of Arts degree in Economics from York University.

2025 Board & Committee Attendance: 100% 2025 Voting Results: 98.14% FOR Board Tenure: 12 Years Other Public Company Directorships: None

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Ownership Requirement?
3 times annual retainer	$1,080,000	Shares: 47,534 RSUs: 237,113 DSUs: 4,544	$7,958,524	Yes

PAUL TOMORY President and Chief Executive Officer and Non-Independent Director(1) Resides in: Mississauga, Ontario, Canada Age: 53

Mr. Tomory has over 25 years of experience in mining, engineering and construction and was appointed Centerra’s President and Chief Executive Officer effective May 1, 2023. Prior to his appointment, he was Executive Vice President and Chief Technical Officer of Kinross Gold Corporation, where he worked for over 14 years in a series of progressive technical roles. Prior to Kinross, he worked as a consultant at Bain & Company and Golder Associates. Mr. Tomory is a professional engineer from the University of Toronto and holds a Master of Business Administration from the University of Toronto’s Rotman School of Management.

2025 Board & Committee Attendance: 100% 2025 Voting Results: 99.74% FOR Board Tenure: 3 Years Other Public Company Directorships: None

OWNERSHIP REQUIREMENT		OWNERSHIP UNDER GUIDELINES (2)
Ownership requirement	Ownership Requirement value ($)	Securities Held (#)	Total Ownership Value(3) ($)	Meets Requirement?
3 times annual base salary	$2,775,000	Shares: 68,372 RSUs: 103,233 PSUs: 330,558	$7,961,101	Yes
1.	For further information on independence, see “Report on Corporate Governance – Independence of Board Members” on page 45.
2.	The minimum Share ownership requirement for directors is three times such director’s annual retainer (from time to time) to be achieved within a period of five years of becoming a director. The minimum Share ownership level set out in the table above reflects the ownership requirement based on 2025 annual retainers. Mr. Tomory’s share ownership requirement is governed by the Executive Share Ownership Policy. For more information see page 17.
3.	Share ownership level for non-executive directors reflects the value of Shares, Deferred Share Units (“DSUs”) and Director Restricted Share Units (“Director RSUs”), held by the director. When calculating the value of the Share ownership of non-executive directors, Shares, DSUs and Director RSUs

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held are valued at the higher of cost at Acquisition Value (defined below) and Market Value, (defined below). For a breakdown of the number of Shares, DSUs and Director RSUs held by each non-executive director, and Share ownership calculation, see “Report on Director Compensation – Share Ownership of Directors” on page 35 for further information.

2025 Shareholder Support

The table below sets out the voting results at the Company’s 2025 annual meeting of shareholders.

Nominee	Votes For	Votes For (%)	Votes Against	Votes Against (%)
Karen David-Green	150,475,238	99.73%	401,434	0.27%
Wendy Kei	149,249,333	98.92%	1,627,338	1.08%
Nancy Lipson	150,467,060	99.73%	409,611	0.27%
Craig MacDougall	149,356,778	98.99%	1,519,894	1.01%
Michael S. Parrett	148,064,087	98.14%	2,812,585	1.86%
Jacques Perron	150,458,622	99.72%	418,049	0.28%
Paul Tomory	150,488,240	99.74%	388,432	0.26%
Paul N. Wright	150,471,658	99.73%	405,014	0.27%

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To Centerra’s knowledge, no nominee for director is or has been in the last 10 years a director, Chief Executive Officer or Chief Financial Officer of any company that: (a) was subject to an order that was issued while the nominee was acting in that capacity, or (b) was subject to an order that was issued after the nominee ceased to act in that capacity and which resulted from an event that occurred while that person was acting in that capacity. For the purposes of the foregoing, “order” means (i) a cease trade order, (ii) an order similar to a cease trade order, or (iii) an order that denied the relevant company access to any exemption under securities legislation, which was in effect for a period of more than 30 consecutive days.

To Centerra’s knowledge, no nominee for director: (a) is or has been in the last 10 years a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or (b) has in the last 10 years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Appointment of Auditors

It is proposed that KPMG LLP be re-appointed as auditor of the Company to hold office until the next annual meeting of shareholders and that the Board be authorized to fix their remuneration. KPMG LLP was first appointed auditor of the Company on May 10, 2005.

Audit, tax and other fees billed by KPMG LLP in respect of the financial years ended December 31, 2025 and 2024 were as follows:

Fee Type	2025	2024
Audit Fees(1)	$4,422,724(4)	$2,715,103
Audit Related Fees	$0	$0
Tax Fees(2)	$4,384	$70,237
All Other Fees(3)	$0	$0
Total	$4,427,108	$2,785,340
1.	Audit fees in 2025 and 2024 included interim reviews of the consolidated financial statement.
2.	Tax fees in 2025 and 2024 were all related to tax compliance.
3.	All non-audit services to be provided by KPMG LLP must be pre-approved by the Audit Committee.
4.	$953,910 of the audit fees billed by our external auditor in 2025 relate to work completed during the 2024 fiscal year which relate primarily to the impact of the additional agreement entered into with RGLD Gold AG and Royal Gold Inc. on February 13, 2024, relating to Mount Milligan.

The Board recommends that shareholders vote in favour of the re-appointment of KPMG LLP as auditor of the Company, to hold office until the next annual meeting of shareholders, and the authorization of the Board to fix their remuneration. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the re-appointment of KPMG LLP as auditor of the Company, to hold office until the next annual meeting of shareholders, and to authorize the Board to fix their remuneration.

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Advisory Vote on Executive Compensation

The Board believes that the Company’s compensation program must be competitive with companies in its peer group, provide a strong incentive to its executives to achieve Centerra’s business and financial objectives and ensure that interests of management are aligned with the short and long-term interests of the Company’s shareholders. Centerra believes that its compensation program is consistent with those objectives and are in the best interest of shareholders. A detailed discussion of the Company’s executive compensation program is provided under ‘‘Compensation Discussion and Analysis’’ starting on page 14 of this Circular.

The Board has resolved to provide shareholders with a ‘‘Say on Pay’’ advisory vote on the Company’s approach to executive compensation, which is intended to form an important part of the ongoing engagement between shareholders and the Board. At the meeting, shareholders will be asked to consider, and if deemed advisable, approve the following advisory resolution:

Resolved, on an advisory basis and not to diminish the role and responsibilities of the Board, the shareholders accept the approach to executive compensation disclosed in the Company’s management information circular delivered in respect of the 2025 annual general meeting of shareholders.

Because this vote is advisory, it will not be binding upon the Board. However, the Board and the Human Resources and Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation.

2025 Shareholder Support

	Votes For	Votes For (%)	Votes Against	Votes Against (%)
2025 Advisory Resolution on Executive Compensation	148,851,215	98.66	2,025,457	1.34%

The Board recommends that shareholders vote in favour of the resolution to accept the Company’s approach to executive compensation. Unless otherwise instructed, the management representatives designated in the enclosed form of proxy intend to vote FOR the approval of the advisory resolution to accept the Company’s approach to executive compensation.

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REPORT ON EXECUTIVE COMPENSATION

Letter from the Human Resources and Compensation Committee

Dear Centerra Shareholders,

Centerra continued to make solid progress in 2025, executing on its strategic priorities and strengthening the foundation for long-term value creation. The year reflected continued focus on disciplined execution, consistently improving operational performance, and advancing initiatives intended to unlock the full potential of our asset portfolio while delivering value for our shareholders.

In addition to the detailed discussion of performance against our 2025 objectives included elsewhere in this Management Information Circular, we wish to highlight several key accomplishments from the year:

•	Centerra made further progress executing its strategic plan and advancing long-life asset optionality. In September 2025, Centerra published the Pre-Feasibility Study (“PFS”) results for Mount Milligan which extends the life of mine by approximately 10 years to 2045. This is supported by an optimized mine plan delivering average annual production of 150,000 ounces of gold and 69 million pounds of copper from 2026 to 2042, followed by the processing of low-grade stockpiles from 2043 to 2045. The PFS reaffirms Mount Milligan’s position as a strategic cornerstone asset with a long mine life, attractive cost structure, and continued exploration potential in a top-tier mining jurisdiction.
•	Centerra continued the execution of a value maximization strategy for the Molybdenum Business Unit, successfully ramping up production at Langeloth and advancing mine development and construction work at the Thompson Creek mine.
•	During the 2025 year, Centerra advanced work for the Kemess project in British Columbia progressing studies and permitting-related activities in a manner aligned with regulatory requirements and community expectations, supporting the project’s long-term optionality within the Company’s growth pipeline. This work resulted in the release of an updated mineral resource and the results of a Preliminary Economic Assessment for the Kemess project in early January 2026, supporting long-term production potential.
•	Centerra completed a technical study of its Goldfield project confirming attractive project economics and resulting in the approval and commencement of construction of the Goldfield project. Goldfield is expected to deliver a streamlined, low-risk development path, with first production targeted by the end of 2028.
•	Centerra operating performance improved in the second half of the year while maintaining a strong financial position. The Company continued to generate reliable production from its key operating assets, while preserving financial flexibility. A strong balance sheet and prudent capital allocation supported ongoing investment in strategic initiatives, alongside continued returns to shareholders through dividends and share buybacks, consistent with the Company’s capital allocation framework.

Alignment with Compensation Outcomes

Following a thorough review of financial, operating and strategic achievements in 2025 with consideration given to safety performance below expectations and challenging performance at certain operations, the HRC Committee recommended, and the Board approved an annual incentive plan score for executives (and corporate roles) equal to 100% of target. When combined with an assessment of Mr. Tomory’s individual performance goals, he received an annual incentive plan award of $1,043,625, equal to 110% of target. Among the other named executive officers, annual incentive plan awards ranged from $325,202 to $412,456, or 109% to 115% of target.

When all elements of total compensation are considered, realized and realizable compensation for executive officers in 2025 was closely aligned with shareholder outcomes. While the Company made meaningful progress executing its strategic priorities and experienced improvement in its share price during the year, the cumulative impact of prior-year share price performance continued to affect the value ultimately realized from long-term incentive awards over the applicable performance periods.

Performance share units that vested in 2025 reflected relative total shareholder returns measured over their respective performance periods, with payouts aligned to the Company’s positioning against the peer group. The value realized on vested awards was influenced by share price appreciation over the performance period, consistent with the returns experienced by shareholders. Restricted share units that vested during the year similarly reflected market-based valuation at settlement.

At the end of 2025, outstanding PSUs are tracking in line with relative performance expectations within the Company’s performance peer group, and previously underwater stock options are now in-the-money following sustained improvement in the Company’s share price. Looking ahead, the Board and management remain focused on executing a strategy aimed at

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long-term value creation, supported by a compensation framework that reinforces pay-for-performance and maintains strong alignment between executives and shareholders.

HRC Committee Activities in 2025

In addition to the ongoing oversight of human resources programs, executive compensation and governance, and succession planning, the HRC Committee also completed the following in 2025:

•	Reviewed the Company’s industry peer group for assessing executive and director compensation and made several updates to the peer group to enhance overall sample size and include companies that reflect Centerra’s broader mix of mining operations.
•	Reviewed market trends and best practices for executive compensation design, prepared by the HRC Committee’s independent advisor, and confirmed the appropriateness of the annual incentive plan, and reviewed and approved changes to the peer group and performance metrics associated with the Performance Share Units granted under the LTI Plan (as defined below).
•	Reviewed and replaced the Supplementary Executive Retirement Plan with Retirement Contributions to better align with current market practices.
•	Reviewed the competitiveness of compensation levels for senior executives.

Key Areas of Focus for 2026

In 2026, the HRC Committee will continue to focus on aligning pay outcomes with the achievement of objectives that create value for shareholders. The annual incentive plan for fiscal 2026 will emphasize our focus on financial and operating performance coupled with growth and internal value creation through continued execution of the strategic plan announced in September 2023. With the assistance of our external compensation advisor, Southlea Group, the Committee will do a comprehensive risk assessment in 2026 and will also review the compensation peer group to ensure the competitive peers selected are still relevant to Centerra given its current size, assets and strategy.

Annual Meeting

I trust this letter provides insight into Centerra’s performance in 2025 and the HRC Committee’s rationale for compensation decisions made for the President and Chief Executive Officer and other Named Executive Officers (as defined below). I hope you will participate in the Meeting, and I encourage you to ask questions of me or any of the other members of the HRC Committee on issues of interest to you.

Yours truly,

(signed) “Jacques Perron”

Jacques Perron
Chair, Human Resources and Compensation Committee
March 20, 2026

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COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

This Compensation Discussion and Analysis discusses the compensation of Centerra’s Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and its three other most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”) in 2025.

Named Executive Officers
Paul Tomory	President and Chief Executive Officer
Ryan Snyder	Executive Vice President, Chief Financial Officer
David Hendriks(1)	Executive Vice President, Chief Operating Officer
Yousef Rehman	Executive Vice President, Legal and Public Affairs
Claudia D’Orazio	Executive Vice President, People, Technology and Supply Chain
1.	Mr. Hendriks was appointed Executive Vice President, Chief Operating Officer on April 15, 2025.

Compensation Governance

Human Resources and Compensation Committee Composition

The current members of the HRC Committee are Mr. Perron (Chair), Ms. Lipson and Mr. Parrett, each of whom is independent of Centerra. The Board has adopted a formal charter for the HRC Committee, which provides that one of the primary purposes of the HRC Committee is to assist the Board in fulfilling its oversight responsibilities in relation to the selection, retention and compensation of the CEO and senior management. See “Report on Corporate Governance – Committees of the Board of Directors” on page 46 for a detailed description of the HRC Committee charter.

Human Resources and Compensation Committee Expertise

Each of the three HRC Committee members has considerable prior experience in human resources and compensation matters. The specific experience of each HRC Committee member relevant to serving on the HRC Committee is set out below.

Mr. Perron became the Chair of the HRC Committee on August 1, 2024. During his career, Mr. Perron was President and Chief Executive Officer of several mining companies and was involved closely with executive compensation. Since 2016, he has also served on several boards of mining companies with oversight of human resources and executive compensation topics. He currently serves on the Compensation and ESG Committee of Franco-Nevada Corporation and is the Chair of the Board of Arizona Metals Corp.

Ms. Lipson became a member of the HRC Committee upon her election to the Board in May 2025. She previously served as Corporate Secretary and legal advisor to the Newmont Compensation Committee for 15 years. From 2006 to July 2023, Ms. Lipson acted as a central advisor to the Compensation Committee of the Board, the executive leadership team, and Human Resources on executive compensation matters, including compensation trends, plan and policy design, governance rules, and disclosure obligations. Her experience includes supporting the expansion of the Board committee mandate to incorporate talent and inclusion and diversity topics. Ms. Lipson has extensive experience engaging with investors and proxy advisory firms, including navigating an ISS recommendation against Say on Pay. She was responsible for the annual drafting of compensation plans and, working with a cross-functional team and oversaw annual proxy disclosure.

Mr. Parrett became a member of the HRC Committee on January 1, 2026. Mr. Parrett previously served as HRC Committee Chair from May 1, 2018, until October 1, 2019; and June 1, 2023, until August 1, 2024. Mr. Parrett has significant experience as a public company director and has previously served on the compensation committees of Stillwater Mining Company, Pengrowth Energy Corporation, where he served as Chair of the Compensation Committee, and of Gabriel Resources Limited, where he served as Chair of the Board of Directors and as Chair of its Compensation Committee.

Human Resources and Compensation Committee’s Role in Setting Executive Compensation

The HRC Committee, with the assistance of outside advisors, as appropriate, is involved in setting and reviewing executive compensation in the following ways:

•	It annually reviews the executive compensation programs of the Company’s comparator group to benchmark Centerra’s executive compensation level and practices, including base salaries, and applicable targets for short-term and long-term incentive awards to executives.
•	It annually reviews the Company’s compensation framework to ensure that it is designed to meet the Company’s compensation philosophy and objectives and encourages executives and other employees to carry out the Company’s objectives. Such review includes evaluating the relative weighting of fixed and variable (or “at risk”)

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compensation, such as performance share units (“PSUs”), restricted share units (“RSUs”), and stock options (“Options”) to acquire Shares.
•	It annually reviews and approves (or recommends to the Board for approval, where required) the Company’s targets for its annual incentive plan, taking into consideration Centerra’s corporate objectives and potential risks that the Company may face or that are inherent in the industry. The review process is carried out with the involvement of other Board committees, including the Technical and Corporate Responsibility Committee, as appropriate. The HRC Committee also annually reviews, with the assistance of other Board committees, as appropriate, the achievement of such targets.
•	It makes recommendations to the Board regarding compensation and objectives for the CEO.
•	It reviews and approves compensation for the executives who report directly to the CEO.
•	It retains discretion to create, modify or reduce incentive awards, including bonuses, PSUs, RSUs, and Options.
•	It reviews Share ownership requirements and confirms that executives are compliant with such requirements.
•	It reviews, every two years, the board compensation programs of the Company’s comparator group to benchmark Centerra’s director compensation and makes recommendations to the Board as appropriate.
•	It reviews, as applicable, the Company’s Statement of Executive Compensation and similar public disclosure to ensure transparent disclosure to shareholders, with clear explanations of the process and rationale for pay decisions that demonstrate how pay aligns with Company performance.

Managing Compensation-Related Risk

Annually, the HRC Committee reviews the Company’s compensation policies and practices to assess risks associated with the compensation program. This review is conducted by independent external advisors who also provide regular updates to the HRC Committee regarding compensation related risks and corporate governance matters affecting compensation practices. Current practices that demonstrate effective governance and executive compensation risk management:

What we do
✓	We pay for performance	✓	We have a corporate disclosure and insider trading policy
✓	We review compensation annually	✓	We have a double trigger for termination payments following a change of control
✓	We have mandatory minimum share ownership policies for directors and executive officers	✓	We have a claw-back policy for executives that aligns with market practices and applicable securities laws
✓	The HRC Committee may exercise discretion in assessing components of annual incentive performance	✓	We have a HRC Committee whose members are all independent directors
✓	We maintain an executive compensation program with more than 72% of pay considered at-risk, and use an appropriate compensation mix, with fixed and performance-based compensation	✓	Incentive awards are based on multiple metrics, short-term incentive pay for executives is weighted heavily on corporate results and payouts are capped
✓	Executive equity awards vest over 3 years with overlapping vesting to promote retention and keep executives exposed to the risks of their decisions; vesting periods align with risk realization periods	✓	The HRC Committee retains independent advisors who provide perspective on best practices in executive compensation, governance, and risk management
What we do not do
✗	We do not guarantee incentive compensation	✗	We do not re-price Options that are out of the money
✗	We do not grant options to non-executive directors	✗	We do not provide tax gross ups to executives

A full review of compensation-related risk is completed by the independent advisor every two to three years and overseen by the HRC Committee. The last full review and report was completed in March 2023 by Southlea Group (“Southlea”) and concluded that there were no risks arising from Centerra’s executive compensation programs that are reasonably likely to have a material adverse effect on Centerra. The next full review of compensation related risk will be completed in March 2026.

Human Resources and Compensation Consultant Fees

In 2022, Southlea, an executive compensation consulting firm, was engaged to be the HRC Committee’s ongoing independent advisor. From time to time, management may also engage Southlea to provide consulting services. While neither the Board nor the HRC Committee is required by their mandates to pre-approve other services the HRC Committee consultant or advisor

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(or any of its affiliates) provides to the Company at the request of management, the Company’s practice has been for the Chair of the HRC Committee to pre-approve such engagements to ensure independence and transparency.

The following chart shows the aggregate fees paid to human resources consultants or advisors, or any of their affiliates, for consulting services (excluding purchased surveys) related to determining compensation for any of the Company’s directors and executive officers, for the past two financial years.

	Amounts Paid in 2025		Amounts Paid in 2024
Consultant	Executive Compensation Related Fees	All Other Fees(1)	Executive Compensation Related Fees	All Other Fees(1)
Korn Ferry Hay Group	Nil	$4,995	Nil	$2,964
Southlea Group(2)	$232,998	Nil	$171,009	Nil
Total	$232,998	$4,995	$171,009	$2,964
1.	In 2024 and 2025, “All Other Fees” for Korn Ferry Hay Group were related to Black – Scholes valuation pricing.
2.	In 2025, “Executive Compensation Related Fees” for Southlea were higher than normal due to the biennial director compensation review, review of PSU comparative peer groups and support of the review and work on the discontinuation of the Supplemental Executive Retirement Plan.

Executive Share Ownership

The Board believes that executive officers, including the NEOs, should hold a significant ownership interest in Centerra to align their interests with those of Centerra’s shareholders, focus executives officers on improving total shareholder returns (“TSR”) over time and mitigate compensation related risks. As a result, the Board has adopted a Share ownership policy setting forth Share ownership expectations applicable to executive officers.

The CEO is required to attain a level of Share ownership equivalent to 3 times basic annual salary. All other executive officers are required to attain a level of Share ownership equivalent to 1.5 times basic annual salary. Executive officers must fulfill their Share ownership requirement within five years of becoming subject to the Executive Share Ownership policy. A minimum of one-third of the required level of Share ownership must be met through the ownership of Shares. The balance of the required level of Share ownership can be achieved through PSUs and RSUs held pursuant to the LTI Plan and Legacy Plans (each as defined below), and any other equity plan as determined by the HRC Committee. Options are not included in the calculation of an executive officer’s Share ownership.

Centerra’s Omnibus Incentive Plan (the “LTI Plan”), which was approved by shareholders at the Company’s annual and special meeting held on May 9, 2023, replaced Centerra’s Amended and Restated Restricted Share Unit Plan (the “Legacy RSU Plan”); Directors Share Unit Plan (the “Legacy DSU Plan”); Performance Share Unit Plan (the “Legacy PSU Plan”); and Share Option and Share Appreciation Rights Plan (the “Legacy Option Plan”) (collectively, the “Legacy Plans”).

When calculating the value of executive officer Share ownership, Shares, RSUs and PSUs are valued as follows:

Shares and RSUs are valued at the higher of “Acquisition Value” or “Market Value”. PSUs are valued at the “Acquisition Value” only. “Acquisition Value” is either the (i) cost at acquisition, or (ii) intended value at the time of grant (using a 5-day volume weighted average price (“VWAP”)), all as applicable. “Market Value” is, as of March 4, 2026 the 5-day VWAP of Shares on the TSX.

Ownership Valuation	Shares (Higher of)	LTI RSUs (Higher of)	Legacy RSUs (Higher of)	PSUs
Acquisition Value	Cost at acquisition	Intended value at time of grant	Cost at acquisition (amount of Annual Incentive Plan (“AIP”) ,onus directed to purchase RSUs)	Intended value at time of grant
Market Value	5-day VWAP on date of measurement	5-day VWAP on date of measurement	5-day VWAP on date of measurement	n/a

The table below sets out a summary of each NEO’s most recent Share ownership requirements and their most recent shareholdings as of March 4, 2026. All NEOs were, as of March 4, 2026, in compliance with their Share ownership requirements.

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Executive	Salary(1)	Target(2)	Type of Value(3)(4)	Shares(2) ($)	PSUs ($)	RSUs ($)	Total Value of Holdings ($)	Current Holdings as a Multiple of Base Salary(5)
Paul Tomory	825,000	2,475,000	Acquisition Value	859,499	3,238,532	1,218,002	5,316,033	9.6
			Market Value	1,881,597	3,238,532	2,840,972	7,961,101
Ryan Snyder	473,000	709,500	Acquisition Value	478,272	1,238,083	454,481	2,170,836	6.5
			Market Value	840,268	1,238,083	1,008,911	3,087,262
David Hendriks	552,131	828,197	Acquisition Value	107,035	904,033	388,436	1,399,503	3.0
			Market Value	148,636	904,033	625,832	1,678,501
Yousef Rehman	459,000	688,500	Acquisition Value	732,182	1,193,641	1,641,701	3,567,524	17.7
			Market Value	2,012,152	1,193,641	4,897,927	8,103,720
Claudia D’Orazio	465,000	697,500	Acquisition Value	464,542	1,137,435	1,128,243	2,730,220	11.0
			Market Value	1,357,947	1,137,435	2,614,125	5,109,507
1.	Salaries for NEOs are as of January 1, 2025 with the exception of Mr. Hendriks whose salary is as of April 15, 2025 when he was appointed Executive Vice President, COO.
2.	Targets for NEOs are based on January 1, 2025 salaries. As noted above, executive officers must fulfill their Share ownership requirement within five years of becoming an executive officer (and subsequently have 5 years from each increase in salary to meet the updated target). Pursuant to the requirements for executive officer Share ownership, a minimum of one-third of the Share ownership level must be met through the ownership of Shares. Current targets as of March 4, 2026 are as follows: Mr. Tomory: $2,250,000 (May 1, 2028); Mr. Snyder: $645,000 (April 8, 2029); Mr. Hendriks: $828,197 (April 15, 2030); Mr. Rehman: $667,500 (January 1, 2026); and Ms. D’Orazio: $562,500 (January 1, 2026).
3.	“Acquisition Value” is either the (i) cost at acquisition, or (ii) intended value at the time of grant (using a 5-day VWAP), all as applicable. Or, in the case of Legacy RSUs, the value of the annual incentive plan (bonus) directed by the executive to purchase Legacy RSUs.
4.	“Market Value” is, as of March 4, 2026, the 5-day VWAP of Shares on the TSX being $27.52.
5.	Calculated at the higher of total Acquisition Value or Market Value of holdings divided by current base salary.

Succession Planning for Senior Management

Talent management and succession planning are critical to Centerra’s continued success and the Board has a formal process for annually reviewing succession planning for its executive officers and other senior management positions, including the CEO. The Board discharges these duties principally through the HRC Committee, which monitors progress in succession for executive positions reporting to the CEO to help ensure that the Company’s business will continue to be effectively managed in the future. In July of each year, the HRC Committee undertakes an in-depth review of succession planning, including a report from the President and CEO on succession for his direct reports and other senior management positions.

The CEO, working with the executive team, identifies potential internal successors for each of the NEOs and senior management positions throughout the organization. This includes the identification of successors that are “ready now” and on a longer-term basis. Further, to ensure business continuity, successors are also identified who may be able to serve in a temporary or emergency basis in the event of an unexpected vacancy. Both planning processes ensure that any business impacts are minimized, and operational continuity and stability is maintained when critical transitions occur.

The succession plans and related leadership development are based on Centerra’s annual talent management program which include talent reviews and identification and assessment processes that extends beyond the leadership level. The Company applies a leadership competency model to identify core and complementary leadership qualities required of its top leaders with specific competencies and learning journeys for aspiring leaders, emerging leaders and experienced leaders. This process cascades down through other levels of the organization and allows for the identification of high performing individuals and defined succession planning for all key roles in the Company including individualized development plans that can be supplemented with challenging project or work assignments, secondments, rotations, 360-degree reviews, continued education, coaching and mentoring.

The Company’s succession planning process includes succession planning for the CEO, who annually provides a list of potential successors for the CEO position to the HRC Committee and discusses each potential candidate. These discussions include an assessment of each candidate’s strengths, areas of development, long-term potential, and the steps the CEO is taking to help ensure a strong pipeline of internal talent is available to the Company. The process includes the identification of candidates that could, in appropriate circumstances, step into the role immediately, on a permanent or interim basis.

The announcement of the departure of Centerra’s Executive Vice President, COO, Paul Chawrun resulted in the President and CEO and relevant Board committees reviewing the readiness and skillset of the internal candidates identified as potential replacements for the COO position during the succession planning process. None of the identified COO successors were ready

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for the COO position at that time with all having several years of development ahead of them before taking on such responsibility. The President and CEO and the relevant Board committees decided to conduct an external search for a COO and eventually appointed David Hendriks as Executive Vice President, COO effective April 15, 2025.

Compensation Philosophy and Objectives

Centerra’s executive compensation program is intended to support the Company’s business and financial objectives, and is designed to attract, retain, and motivate executives and align their interests with the short and long-term interests of Centerra’s shareholders by:

•	Providing compensation levels competitive with comparator group companies in the mining industry;
•	Linking executive compensation to corporate performance and the creation of shareholder value;
•	Promoting prudent risk taking in accordance with the Company’s risk appetite;
•	Rewarding the achievement of corporate and individual performance objectives; and
•	Promoting internal equity and a disciplined qualitative and quantitative assessment of performance.

Peer Group for Benchmarking Compensation

As part of Southlea’s mandate, they assist the HRC Committee in conducting an annual review of the group of companies used by the Company as a reference for determining competitive total compensation for the President and CEO and senior executive roles. The peer group is selected from North American-based, publicly traded, mining companies (including gold and diversified metals) with whom Centerra competes for executive and other professional talent. Key selection considerations include size, operating complexity and international scope, and organizational structure.

Following a review conducted in 2025, several updates to the peer group were made to enhance overall sample size and include companies that reflect Centerra’s broader mix of mining operations. The Company’s updated peer group comprises the following seventeen companies:

B2Gold Corp.	Ero Copper Corp.	Lundin Gold Inc.
Capstone Copper Corp.	First Majestic Silver Corp.	New Gold Inc.
Coeur Mining, Inc.	Fortuna Mining Corp.	SSR Mining Inc.
DPM Metals Inc.	Hecla Mining Company	Taseko Mines Limited
Eldorado Gold Corporation	Hudbay Minerals Inc.	Torex Gold Resources Inc.
Equinox Gold Corp.	IAMGOLD Corporation

Components of Executive Compensation

Centerra’s compensation program is designed to provide its executive officers with total compensation targeted at the 50th percentile of its comparator group of companies when Company and individual performance objectives are achieved, with the opportunity for additional compensation when performance exceeds predetermined targets or performance comparator ratios.

The table below summarizes Centerra’s four components of total compensation for executives, including base salary, annual cash incentive plan compensation, mid-term and long-term incentive plan compensation made up of share-based awards and Options; and employee benefits and executive perquisites, including, in respect of 2024 and prior years, a Supplementary Executive Retirement Plan (“SERP”) in the form of a Retirement Compensation Arrangement (“RCA”) Trust, which was replaced, commencing in 2025, by an entitlement to annual cash amounts paid by the Company to participating executives for their retirement savings (“Retirement Contributions”) (for further details, see “Report on Executive Compensation - Executive Retirement Contributions” below).

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Summary of Compensation Components

Target Total Direct Compensation and Target Pay Mix

The HRC Committee annually reviews the various elements of compensation to ensure alignment with the goals of Centerra and each executive, as well as Centerra’s compensation objectives and philosophy. While the precise proportions of executive compensation will vary from year to year, the HRC Committee and the Board’s compensation philosophy is that most compensation paid to executives should be “at-risk” (annual cash incentive bonus, PSUs, Options, and RSUs where appropriate) to more closely align executives’ actions and decisions with the interests of the Company’s shareholders. In 2025, 72.3% (on average) of the NEOs’ total target compensation was “at risk” compensation.

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Executive	2025 Salary ($)	Annual Incentive Target	2025 PSU Target	2025 RSU Target	2025 Options Target	2025 Target Total Direct Compensation (S)(2)	2025 Target Percent of at risk pay
Paul Tomory	825,000	115%	125%	62.5%	62.5%	3,836,250	78.5%
Ryan Snyder	473,000	80%	90%	45%	45%	1,702,800	72.2%
David Hendriks(1)	414,098	80%	90%	45%	45%	1,490,754	72.2%
Yousef Rehman	459,000	65%	80%	40%	40%	1,491,750	69.2%
Claudia D’Orazio	465,000	65%	80%	40%	40%	1,511,250	69.2%
1.	Mr. Hendrik’s 2025 Base Salary was $552,131. He received a pro-rated portion of it, and subsequently pro-rated AIP and LTI Plan grant values, based on his April 15, 2025 appointment to Executive Vice President, COO.
2.	The number of PSUs and RSUs awarded is determined by dividing the target value of the grant by the five-day VWAP as of the grant date. The corresponding number of Options is determined by dividing the target value of the Option grant by the product of the VWAP, in Canadian dollars, of Shares on the TSX for the five trading days immediately preceding the date of the grant and the Black-Scholes Option value which an independent compensation consulting firm prepares for Centerra prior to each grant.

Compensation Decisions for 2025

Base Salary

CEO salary changes are determined by the Board. Any salary changes for the other NEOs, all of whom report directly to the CEO, are recommended by the CEO to the HRC Committee who makes the final determination of any salary increase.

Executive	2025 Base Salary ($)	2024 Base Salary ($)	Percentage Change
Paul Tomory	825,000	750,000	10.0%
Ryan Snyder(1)	473,000	398,703	18.6%
David Hendriks(2)	552,131	n/a	n/a
Yousef Rehman	459,000	445,000	3.1%
Claudia D’Orazio	465,000	430,000	8.1%
1.	Mr. Snyder’s salary was pro-rated in 2024 based on his time in his role as Vice President, Finance until his promotion to Executive Vice President, CFO on April 8, 2024.
2.	Mr. Hendriks received a pro-rated amount of his base salary in 2025 of $414,098 based on his start date of April 15, 2025.

Annual Cash Incentive Plan

The short-term incentive plan uses an additive design with weights assigned to corporate and individual performance components. NEO’s overall performance result, and subsequent payout is calculated with the impact of the Company scorecard weighted based on their level within the organization.

Executive	Company Score Weighting	Individual Score Weighting
Chief Executive Officer	80%	20%
Executive Vice Presidents and Vice Presidents	70%	30%

The potential score for each of the Company and individual scorecards range from 0-200% with an overall cap of 2 times target payout. If a NEO is promoted during the year and the bonus target changes, the bonus target is pro-rated for the purpose of determining the NEO’s annual cash bonus incentive payment at year end.

The formula set out below is used to determine actual cash bonus awards for participants, including the NEOs. Other than base salary, which is discussed above, each element of this formula is discussed below.

2025 Corporate Performance

The Board and management agree on financial, operational and strategic objectives for the year which are based upon a number of factors, including Centerra’s annual and long-term business strategy. At the conclusion of each year, the HRC Committee assesses actual performance against these objectives. Centerra’s 2025 corporate performance measure was based upon the following performance categories for cash bonus incentive plan purposes:

•	Growth and internal value creation (45%)
•	Operating and financial performance (30%)
•	Environmental social governance (health, safety and sustainability performance) (25%)
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If Centerra meets each of the targeted performance measures, the corporate performance multiplier is 1.0. If the maximum performance is achieved or exceeded for each of the corporate performance measures, the corporate performance multiplier is 2.0. If the minimum performance is not achieved for a particular corporate performance measure, no amount is payable for that measure.

A summary of the 2025 results as well as a discussion of 2025 corporate performance is set out below.

Annual Incentive Plan Corporate Scorecard and 2025 Performance

Objective	Threshold (50%)	Target (100%)	Maximum (200%)	Result	Weight (%)	Achieved (%)
Environmental Social Governance (25%)
Safety: Total Reportable Injury Frequency Rate (“TRIFR”)[1]	0.85	0.71	0.60	1.11	10%	0%
Safety Leading indicators implemented & targets achieved; Visible Felt Leadership (“VFL”) and Mitigation of Fatal Risks (“MFR”)	Achieve 20% less than target	VFLs 8,757 MFRs 5,221	Achieve 20% greater than target	VFLs 9,155 MFRs 6,456	5%	123% 200%
Environmental Incidents by Risk Rating	No level 3 incidents	No level 3 or above incidents & 5% reduction of level 2 incidents relative to 2024	Achieve target plus reduce overall incidents by 5% relative to 2024	No level 3 incidents	10%	50%
Advance Sustainability Program	Implement 50% of 2025 planned and agreed initiatives	Implement 100% of 2025 planned and agreed initiatives	Achieve target and implement additional sustainability initiatives	Achieved target and implemented several high impact sustainability initiatives		150%
Operating and Financial Performance (30%)
Gold Production	274,446	304,940	335,434	275,316	10%	51%
Copper Production (000s pounds)	55.3	61.4	67.5	50.5	5%	0%
All-in Sustaining Cost per ounce Sold (US$/oz) – byproduct copper at $4.00 and Gold price of $2,400/oz	1,507	1,370	1,233	1,632	10%	0%
Langeloth – 2025 Adjusted Earnings Before Interest, Taxes, Depreciation, and Amortization (“EBITDA”) ($mm)	0.0	5.0	10.0	6.3	5%	126%
Growth and Internal Value Creation (45%)
Advance Thompson Creek Restart	Advance Thompson Creek Mine restart/construction safely and on budget				10%	80%
Increase Mount Milligan Life of Mine	Complete pre-feasibility study to extend the current life of mine beyond 2035 and increase mine level Net Asset Value				15%	150%
Advance Kemess Value Proposition	Complete internal drilling and engineering scoping studies at Kemess and revised plan to enhance value for the asset				20%	200%
TOTAL CORPORATE SCORE						100%
1.	TRIFR is penalized by a fatality reducing the score to zero.

Environmental Social Governance:

•	Centerra ended the 2025 calendar year with a company-wide TRIFR of 1.11 which did not meet target of 0.71 and was above the minimum threshold of 0.85 resulting in a 0% score for safety.
•	Centerra implemented six safety leading indicators in 2024 which have been consistently tracked throughout the year. However, for 2025, the focus was on two leading indicators; VFL interactions and MFR verifications. Year end results for each of the leading indicators exceeded targets with VFLs scoring 123% and MFRs outperforming earning a maximum score of 200%.
•	For the fifth year in a row, Centerra operated throughout the year without a material environmental incident at any of the Company’s operations. The target for 2025 was to continue to operate without material environmental incidents and reduce level 2 incidents by 5% when compared to 2024. The reduction of total level 2 incidents was not achieved resulting in a 50% score.
•	Centerra advanced its global sustainability program implementing 100% of the 2025 planned initiatives and executed on several other sustainability projects that significantly improved the Company’s relationships with our partners in

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the areas we operate. These include several decarbonization and waste reduction achievements at Mount Milligan, Öksüt and Goldfield; advancing our relationships with Centerra’s First Nations partners, surrounding communities, and government officials; and work that secured key authorizations and permits to allow continued operations, including at Mount Milligan and Öksüt. The execution in this area resulted in a score of 150%.

Operating and Financial Performance:

•	Full year 2025 gold production was lower than target but slightly greater than minimum threshold performance. The Company ended the year with gold production at 275,316 ounces slightly above the minimum threshold and hence scoring 51%.
•	Full year 2025 copper production at the Mount Milligan mine of 50.5 million pounds was lower than minimum performance threshold resulting in a score of 0% for 2025.
•	Adjusted all-in sustaining costs on a by-product basis per ounce sold (adjusted for a gold price of $2,400 per ounce and a copper price of $4.00 per pound, prices used when objectives were approved) of US$1,632 was below the minimum threshold performance and resulted in a score of 0%.
•	For 2025, the Company set an adjusted EBITDA target for its Langeloth Facility of $5 million. During the year, the Langeloth Facility achieved full year adjusted EBITDA of $6.3 million. Non-recurring and unforeseen tariff impacts of $2.2 million were included in the actual adjusted EBITDA figure. The 2025 targets did not incorporate US tariff policy and the Company mitigated the majority of the adverse financial impact of tariffs, through the renegotiation of contracts and eventually through obtaining a tariff exemption on inbound molybdenum concentrates, saving an additional ~$10 million. Given the above, the resulting score for this objective was 126%.

Growth and Value Creation:

•	Advance Thompson Creek mine restart and construction safely and on budget: Since the restart decision in September 2024, significant progress has been made in advancing the project safely. The Company expects the total project spending will increase to a range of $425 million to $450 million. This represents an approximate 5-10% increase from the prior estimate of $397 million and is driven by some inflation increases to the costs assumed in the feasibility study, some additional maintenance incurred for mining equipment and the pull-forward of some activities to de-risk the start-up of production activities in 2027. Although there has been an increase in costs, the project remains on track for first production expected mid-2027 resulting in a score of 80%.
•	Increase Mount Milligan Life of Mine (LOM): The target for this category was to complete the pre-feasibility study (PFS) to extend the current LOM beyond 2035 and increase mine level Net Asset Value. In 2025, Centerra issued a news release that provided the results of the Mount Milligan PFS confirming a life of mine extension by approximately 10 years to 2045, supported by an optimized mine plan. Centerra’s recent infill drilling program, resulted in proven and probable reserves increasing significantly to 4.4 million ounces of gold and 1.7 billion pounds of copper, representing a 56% and 52% increase, respectively, from year-end 2024. In addition to the completion of the PFS, the Company has significantly advanced and improved relationships and discussions with B.C. government officials and First Nations. This has, among other things, led to the designation of MTM as a priority project in British Columbia, expedited the current (2035 mine plan) permitting efforts and paved the way for our 2045 mine plan permitting process. Given this major milestone for the Company, a score of 150% was awarded (above target) for these accomplishments.
•	Advance Kemess Value Proposition: The target for this objective was to complete internal drilling and engineering scoping studies at Kemess and a revised plan to enhance value for the asset. All the work was completed in 2025 and in early January 2026, the Company announced an updated mineral resources and the results of the Preliminary Economic Assessment (“PEA”) for the Kemess Project. The Kemess PEA is supported by an expanded mineral resource base, with mineral inventory of over 2.3 million ounces of gold and 851 million pounds of copper representing 47% of the total resource tonnes and supports an initial 15-year mine life. This was a significant accomplishment with Kemess having the scale and jurisdictional advantages to complement Mount Milligan as a potential cornerstone asset. The Company was awarded a maximum score of 200% for this objective.

The HRC Committee reviewed all the accomplishments in 2025 and following a thorough review of 2025 performance, the HRC Committee recommended, and the Board approved an annual incentive plan score for the Company equal to 100% of target.

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2025 Individual Performance

Annually, all executives, including the CEO, establish individual performance objectives for the ensuing year. These objectives are generally outside the scope of routine work responsibilities and are designed to reflect Centerra’s strategic objectives and overall risk appetite. For the CEO, these objectives are reviewed by the HRC Committee and approved by the Board.

The CEO’s individual performance for the purpose of the annual incentive plan cash bonus is based upon performance against the predetermined set of objectives. This performance rating is based upon input from the Chair of the Board, the Chair of the HRC Committee, members of the HRC Committee and Chairs of other committees, as appropriate. This rating and the resultant incentive compensation amount are recommended by the HRC Committee to the Board for approval.

Annually, the CEO provides the Chair of the HRC Committee with individual performance assessments for each of the executives directly reporting to him, which includes the other NEOs. The HRC Committee reviews the recommendations and approves the individual performance scores, with such changes as it considers necessary, for such direct reports of the CEO, taking into account the various factors noted below. Specifically, in assessing individual performance in the context of making executive compensation recommendations, the HRC Committee considers each executives:

•	contributions to Centerra’s overall performance;
•	individual performance relative to pre-established goals; and
•	long-term performance and potential for future advancement or ability to assume roles of greater responsibility.

In assessing each individual NEO’s performance, the HRC Committee and the Board considered the individual achievements of each NEO as compared to their individual objectives.

Executive	2025 Key Achievements
Paul Tomory	Mr. Tomory’s performance in 2025 was evaluated based on, among other things, the continued delivery of the Company’s long-term strategy of maximizing the value of its portfolio, including the announcement of the Mount Milligan Pre-Feasibility Study, outlining a mine life extension of approximately 10 years to 2045 solidifying the mine’s position as the Company’s cornerstone asset; driving significant changes in operational leadership to improve reliability of operating performance; oversaw a meaningful improvement in Centerra’s relationship and engagement model with the BC provincial government and with First Nations communities leading to the designation of Mount Milligan as a priority project in British Columbia and expedited the current 2035 mine plan permitting efforts; the release of a technical study highlighting attractive economics for the Goldfield project obtaining approval for execution of the project and commencement of detailed engineering and early procurement activities for construction; the completion of an updated mineral resource and the results of a PEA for the Kemess project in British Columbia representing an important step forward in advancing Centerra’s organic growth pipeline in British Columbia; continued execution of a strategy for value maximization of the Molybdenum Business Unit, successfully ramping up production at the Langeloth facility and advancing mine development and construction work at the Thompson Creek mine; continued focus on safe and environmentally responsible operations by strengthening the Climate Change Strategy through site-led decarbonization initiatives and continued improvements in environmental management practices across operations; disciplined approach to capital allocation balancing growth with shareholder returns; delivered strong financial strength enabling the Company to continue delivering value to shareholders while allowing the flexibility to advance projects and pursue strategic equity investments.
Ryan Snyder	Mr. Snyder’s individual performance in 2025 was evaluated based on, among other things: disciplined financial and operational leadership with a focus on governance, cost control, liquidity, and value protection; strengthening project and internal controls, including enhanced reporting and cost-mitigation initiatives at the Thompson Creek project; assumed an expanded leadership role in investor relations, representing the Company at major investor events and contributing to the addition of new long-term shareholders; supported the Company’s capital allocation strategy, provided liquidity and funding capacity analysis for internal growth initiatives and led hedging strategies that supported advancement of the Goldfield project and improved disclosure of project economics; oversaw the financial and commercial aspects of the Mount Milligan Preliminary Feasibility Study; actively managed the balance sheet and liquidity position, optimized returns on cash, maintained constructive relationships with financial institutions and surety providers, and progressed initiatives to preserve liquidity and reduce medium-term cash taxes.

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Executive	2025 Key Achievements
David Hendriks	Mr. Hendriks’s individual performance in 2025 was evaluated based on, among other things: delivered strong operational leadership and measurable progress across the Company’s operating assets; increased management focus on operational safety, including enhanced on-site engagement and oversight across operations; initiated key actions at Mount Milligan to stabilize operations and strengthen site-level organizational capabilities, contributing to improved performance in the second half of the year; oversaw Thompson Creek’s performance to ensure alignment with the Feasibility Study; supported strong operational performance at the Öksüt mine: elevated the coordination and effectiveness across the Company’s operations and technical teams and supported the recruitment of several high-caliber personnel.
Yousef Rehman	Mr. Rehman’s individual performance in 2025 was evaluated based on, among other things: delivered significant contributions in government affairs, sustainability, and corporate risk management; established a strong presence in Washington, D.C., engaging with federal agencies, congressional delegations, and the National Energy Dominance Council, and successfully lobbied for the elimination of new tariffs on unroasted molybdenum concentrates while maintaining tariffs on refined products; advanced the profile of the Molybdenum Business Unit in the U.S. steel supply chain, explored government funding opportunities, and initiated ongoing grant applications; supported state-level engagement in Nevada and Idaho; provided oversight of BC permitting and First Nations relations in collaboration with the VP, BC Regulatory and Public Affairs; delivered legal and strategic advice on corporate development and M&A initiatives.
Claudia D’Orazio	Mrs. D’Orazio’s individual performance in 2025 was evaluated based on, among other things: delivered strong leadership in organizational transformation across multiple functional areas; advanced the global Supply Chain transformation roadmap, achieving progress in category management, project procurement, standardization, and enablement; strengthened the Information Technology function through cyber risk management, infrastructure stabilization, cost control, enhanced Information Technology general controls, and improvements to change management, access control, and cyber readiness; supported executive and site-level leadership changes, oversaw key talent appointments and transitions across multiple operations; strengthened performance management and development programs, including 360-degree assessments, calibration tools, and leadership development resources, while promoting a culture of transparency, respect, and accountability; provided talent advice and guidance to the Senior Leadership team across Centerra.

Total Value of Annual Cash Incentive Awards for 2025

A summary of the 2025 annual cash bonus incentive awards for each NEO is set out in the table below:

Executive	Target (% of Base Salary)	Target AIP Amount ($)	Overall AIP Score(2)	Actual Incentive Amount ($)	Actual Incentive (% of Base Salary)
Paul Tomory	115%	948,750	1.10	1,043,625	126.5%
Ryan Snyder	80%	378,400	1.09	412,456	87.2%
David Hendriks(1)	80%	331,279	1.15	380,970	92%
Yousef Rehman	65%	298,350	1.09	325,202	70.9%
Claudia D’Orazio	65%	302,250	1.09	329,453	70.9%
1.	As noted above, Mr. Hendriks was appointed Executive Vice President, COO on April 15, 2025. His target bonus amount ($) has been pro-rated based on his start date. He received a total salary amount of $414,098 in 2025.
2.	The overall AIP score is the result of combining the weighted corporate and individual multipliers for each NEO.

Mid-term and Long-term Incentives

Mid-term and long-term incentives (“LTI”) align the interests of our executives with that of our shareholders by tying a significant portion of their total compensation to the long-term performance of Centerra. LTIs encourage our executives to focus on the long-term impact of their decisions and actions and to provide rewards in the event their efforts result in future value creation. The ultimate value that a recipient receives is contingent upon Centerra’s Share price performance.

Equity-based Awards Granted in 2025

A summary of the 2025 LTI awards granted to each NEO is set out in the table below:

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Executive	PSU Target (% of Base Salary)	PSU Intended Value ($)	PSUs Granted (#)(2)	RSU Target (% of Base Salary)	RSU Intended Value ($)	RSUs Granted (#)(2)	Options Target (% of Base Salary)	Options Target Amount ($)	Options Granted (#)
Paul Tomory	125%	1,031,250	127,158	62.5%	515,625	62,123	62.5%	515,625	178,157
Ryan Snyder	90%	425,700	52,491	45%	212,850	19,498	45%	212,850	73,543
David Hendriks(1)	90%	372,688	38,996	45%	186,344	25,645	45%	186,344	55,916
Yousef Rehman	80%	367,200	45,277	40%	183,600	22,120	40%	183,600	63,437
Claudia D’Orazio	80%	372,000	45,869	40%	186,000	22,410	40%	186,000	64,266
1.	As noted above, Mr. Hendriks was appointed Executive Vice President, COO on April 15, 2025. His 2025 LTI grants were pro-rated based on his start date. He received a total salary amount of $414,098 in 2025.
2.	Number of LTI awards granted includes the initial grant amounts only. PSUs and RSUs receive additional dividend equivalent PSUs and RSUs, respectively, each time a dividend is paid by Centerra. Dividend equivalents are accrued and then received upon vest.

Performance Share Unit Vesting Condition

PSUs are granted under the LTI Plan, providing a mid-term incentive that aligns the interests of executives with shareholder value creation. PSUs vest after a performance period of three years from the date of grant. The number of PSUs that vest on the vesting date is based on the relative TSR of a Share compared to a defined performance benchmark over the performance period. The adjustment factor determines the number of PSUs that vest at the end of the performance period, ranging from 0 – 200% of the original number of PSUs granted. Vested PSUs (adjusted by the adjustment factor), plus any dividend equivalents granted on the applicable vested PSUs, are settled automatically by Centerra on the vesting date, with holders entitled to receive, for each vested PSU, the cash equivalent of a Share (based upon its fair market value (as defined in the LTI Plan) immediately prior to the PSU vesting date) or, at Centerra’s election, a Share purchased on the open market.

New Performance Peer Group and PSU Adjustment Factor Criteria

Relative TSR has previously been compared to the S&P/TSX Global Gold Index to determine the PSU’s adjustment factor. In 2025, the HRC Committee reviewed the PSU performance criteria in light of the Company’s evolving strategic direction and determined that the traditional gold mining peer group contained in the S&P/TSX Global Gold Index no longer aligned with Centerra’s increasingly diversified metals portfolio. A new performance peer group for PSU TSR benchmarking purposes was identified by applying the following selection considerations:

•	Sample size of 12 – 15 companies
•	Include copper and diversified mining companies with similar operating characteristics to the Company
•	Include gold or silver miners with a broader mix of metals, and/or strong share price correlation and similar beta to the Company over the past one- and three-year periods
•	Include relevant indices as individual constituents of the performance peer group

Applying these selection considerations, the following performance peer group was adopted by the HRC Committee:

PSU Performance Peer Group
S&P/TSX Global Gold Index	Ero Copper Corp	IAMGOLD Corporation
S&P/TSX Global Base Metals Index	Freeport-McMoRan Inc.	Lundin Mining Corporation
Capstone Copper Corp	Fortuna Mining Corp.	New Gold Inc.
Dundee Precious Metals	Hudbay Minerals Inc.	Taseko Mines Limited
Eldorado Gold Corporation	Hecla Mining Company

Commencing with PSUs granted in 2025, the number of PSUs that vest on the vesting date is now determined by an adjustment factor based on the percentile rank of the three-year TSR of Shares relative to the three-year TSR of this new performance peer group, following the criteria in the table below. Vesting is capped at 100% of the PSUs originally granted if the three-year TSR of a Share is negative, regardless of the relative TSR performance of the Shares as compared to the performance peer group.

Centerra’s TSR Percentile Rank vs. Performance Peer Group	Adjustment Factor (% of Target)
100th Percentile	200%
Between 75th and 100th Percentile	Linear calculation
50th Percentile	100%
0 and 50th Percentile	Linear calculation
0	0%

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In connection with adopting this new relative TSR benchmark criteria, the HRC Committee also reviewed the reasonableness of continuing to apply the historical TSR benchmark (S&P/TSX Global Gold Index) for PSUs granted in 2024. The HRC Committee approved aligning the vesting terms of the 2024 PSUs to the new PSU performance peer group and vesting criteria discussed above. In making this determination, the HRC Committee considered, among other things, that the S&P/TSX Global Gold CAD$ Index had already become misaligned with Centerra’s diversified metals portfolio when the 2024 PSUs were granted and therefore did not reflect an appropriate benchmark over the 2024-2026 performance period of these PSUs given the Company’s evolving strategic direction, and that at the time of such approval the 2024 PSUs remained in the early stages of their performance cycle, with only one year of the three-year performance period completed at the time of the change.

Vesting of PSUs granted in 2023

There were no changes made to the performance benchmark for PSUs granted in 2023 (which vested on December 31, 2025 at an adjustment factor of 75.68%). The number of these PSUs that vested were determined by an adjustment factor based on Centerra’s TSR compared to the S&P/TSX Global Gold Index over the applicable performance period, applying the following criteria.

Centerra’s TSR as a Multiple of the S&P/TSX Global Gold Index	Adjustment Factor (% of Target)
Greater than 1.5x	200%
Between 1.0x and 1.5x	Linear calculation
1.0x	100%
Between 1.0x and 0.75x	Linear calculation
Below 0.75x	0%

Share Performance and NEO Compensation

The following graph compares the cumulative shareholder return for $100 invested in Shares from December 31, 2020 to December 31, 2025. Centerra’s 5-year TSR was up 42%, below an increase of 82%, 116% and 103% over the same time period on the TSX Composite Index, the TSX Global Gold Index, and the TSX Global Base Metals Index, respectively. The closing price of the Shares on the TSX on December 31, 2025 was $19.76.

	2021	2022	2023	2024	2025
Centerra Gold Inc. (TSX: CG)	$69	$53	$60	$64	$142
S&P/TSX Composite Index	$122	$111	$120	$142	$182
S&P/TSX Global Gold Index	$77	$73	$75	$89	$216
S&P/TSX Global Base Metals Index	$128	$129	$130	$136	$203

NEO COMPENSATION VS. SHAREHOLDER RETURNS

Centerra’s executive compensation mix provides approximately one half of total compensation through mid-term and long-term incentives that are directly tied to the Share price, either through PSUs, RSUs or Options. Therefore, executive compensation is highly sensitive to the performance of Share value. As a result, when our Shares out-perform Centerra’s performance peer group, the PSUs and RSUs are expected to be redeemed at values above target and most Options are

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expected to be “in-the-money”. Conversely, when the Shares under-perform Centerra’s performance peer group, PSUs are not expected to pay out, RSUs are expected to be redeemed at values below target, and most Options are likely “underwater”.

The following graph compares the cumulative shareholder return for $100 invested in Shares from December 31, 2020 to December 31, 2025 compared to NEO total compensation over the same time period.

	2020	2021	2022	2023	2024	2025
Centerra Gold Inc. (TSX: CG)	$100	$69	$53	$60	$64	$142
NEO Compensation (C$ millions)	$2.41	$2.48	$1.53	$1.95	$2.09	$2.24

The average total compensation figure above is a mathematical average of the total compensation paid to the included NEOs in a particular year as reported in the Summary Compensation Table. Only the five current NEOs at the end of each year are included in the total average compensation figure above. It does not include the compensation paid to NEOs who exited the Company mid-year.

CEO Compensation Lookback Analysis

The table below compares the value of Mr. Tomory’s disclosed total direct compensation (including salary, annual bonus and share-based awards, as reported in the Summary Compensation Table) since his appointment as CEO in May 2023, with its current value (realized and realizable compensation) as of December 31, 2025. The change in compensation is then compared to the change in TSR over the same periods.

The value of CEO compensation closely aligns with the experience of shareholders, with 53% of CEO total direct compensation delivered in share-based awards. On average, the realized and realizable value of CEO total direct compensation has increased by 103% while a shareholder’s investment has increased by 151% over the three performance periods.

Years	Awarded Compensation(1)	Actual Compensation Value(2)	Value of $100
			Period Start	Period End	CEO	Shareholder
2023	$2,332,412	$4,422,102	5/1/2023	12/31/2025	$190	$235
2024	$3,530,625	$7,744,104	1/1/2024	12/31/2025	$219	$265
2025	$3,931,125	$7,756,719	1/1/2025	12/31/2025	$197	$248
1.	Includes the value of actual salary paid, actual annual bonus paid and the actual grant value of long-term incentives, consistent with the figures disclosed in the Summary Compensation Table for the respective year.
2.	Includes the value of actual salary paid, actual annual bonus paid, value received from vested share-based awards (specific to grants made during the respective performance period) and the outstanding value of unvested share-based awards, as of December 31, 2025, and in-the-money value of outstanding Options. For PSUs granted in 2023, which vested on December 31, 2025, the settlement value is based on a performance vesting score of 75.68% of target. For PSUs granted in 2024 and 2025, values assume performance vesting at target (100%).

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Summary Compensation Table

The Summary Compensation Table set out below and the related footnotes present information about the compensation of Centerra’s NEOs (determined in accordance with applicable rules). Compensation awarded to, earned by, paid or payable to each NEO is payable in Canadian dollars.

Name and Principal Position	Year	(a) Salary(1) ($)	(B) Share- Based Awards(2) ($)	(C) Option- Based Awards(3) ($)	(D) Non-Equity Incentive Plan Compensation(4) ($)	(E) Pension Value(5) ($)	(F) All Other Compensation(6) ($)	(G) Total Compensation ($)
Paul Tomory	2025	825,000	1,546,875	515,625	1,043,625	-	281,054	4,212,179
President and Chief	2024	750,000	1,406,250	468,750	905,625	193,500	54,950	3,779,075
Chief Executive Officer	2023	500,000	937,500	312,500	582,412	129,000	29,967	2,491,379
Ryan Snyder	2025	473,000	638,550	212,850	412,456	-	143,868	1,880,724
Executive Vice President,	2024	398,703	481,179	160,209	279,718	67,406	29,785	1,417,000
Chief Financial Officer	2023	309,000	202,500	67,500	131,539	-	3,015	713,554
David Hendriks	2025	414,098	559,033	186,344	380,970	-	143,610	1,684,055
Executive Vice President,	2024	-	-	-	-	-	-	-
Chief Operating Officer	2023	-	-	-	-	-	-	-
Yousef Rehman	2025	459,000	550,800	183,600	325,202	-	197,021	1,715,623
Executive Vice President,	2024	445,000	534,000	178,000	279,126	86,895	72,696	1,595,717
Legal and Public Affairs	2023	445,000	534,000	178,000	291,853	88,110	38,300	1,575,263
Claudia D’Orazio	2025	465,000	558,000	186,000	329,453	-	145,444	1,683,897
Executive Vice President, People, Technology and Supply Chain	2024	430,000	516,000	172,000	311,643	85,140	39,809	1,554,592
	2023	430,000	516,000	172,000	290,401	85,140	147,467	1,641,008
1.	Amounts indicated represent actual base salary received in the applicable year. As previously mentioned, Mr. Hendriks was appointed Executive Vice President, COO on April 15, 2025; the amounts in the above table reflect his pro-rated time in the role in 2025.
2.	Share-based units awarded are PSUs and RSUs which are valued at the grant date based on the fair market value of a Share calculated as the five-day VWAP. This valuation methodology is used because Centerra believes the fair market value is a reasonable reflection of the intended value, given that holders of these awards are affected by Share price movement and dividends in a similar manner as shareholders are affected by such events. The values provided in this table for PSUs and RSUs is the same as the accounting fair value treatment.
3.	Option-based awards are valued at the date of the grant using the Black-Scholes option pricing model, which Centerra has chosen because it is one of the most common valuation methodologies for stock options. The value is determined by an external compensation consultant each year. These values are meant to reflect the value the Board intended to deliver rather than the potential accounting expense, and therefore the assumptions used in these two calculations may differ. For comparison purposes, the corresponding accounting fair values for the Option-based awards for 2025, 2024, and 2023 respectively, were as follows: Paul Tomory $387,789, $358,997 and $281,174; Ryan Snyder $160,079, $122,697, and $61,315; David Hendriks $124,693 (2025); Yousef Rehman $138,081, $136,323, and $161,691; Claudia D’Orazio $139,886, $131,727, and $156,241.
4.	Amounts indicated represent annual incentive bonus earned in the year but paid in the following year. The Company does not have any non-equity incentive plans related to a period longer than one year except for the PSUs granted under the LTI Plan which are reflected in column (b) but for greater certainty, the vesting of PSUs does not result in the issuance of treasury Shares.
5.	2023 and 2024 figures reflect SERP contributions earned by each NEO in the relevant year. SERP contributions were earned in one year and contributed in the following year. Commencing in respect of 2025, the Company terminated the SERP and replaced it with Retirement Contribution entitlements. Accordingly, no SERP contributions were earned by NEOs in 2025. While Retirement Contribution entitlements are calculated in the same manner as SERP contributions, they are paid directly to participating executives for their retirement savings and NEOs’ Retirement Contribution entitlements are therefore reported in this Summary Compensation Table as “All Other Compensation” (see footnote 6.(i) below).
6.	Amount includes: (i) in respect of 2025, the value of Retirement Contributions earned, which amounts are equal to twelve percent (12%) of NEOS’s eligible earnings, where eligible earnings are defined as the prior year’s base salary paid plus annual bonus incentive, capped at the target incentive value. Retirement Contributions are earned in one year and paid in the following year. For further details, see “Report on Executive Compensation - Executive Retirement Contributions” below. Amounts in the table include the annual Retirement Contributions earned by each NEO in 2025 as follows: Paul Tomory $212,850; Ryan Snyder $102,168; David Hendriks $89,445; Yousef Rehman $90,882; and Claudia D’Orazio $92,070; (ii) the aggregate amount of perquisites received in the year; (iii) accrued vacation paid out that was carried forward from the prior year; (iv) accountancy fees related to tax returns filed for individual SERPs; (v) Home Security monitoring; and (vi) supplemental executive health benefit premiums. This figure does not include group benefits which are generally available to all employees of the Company. For Mr. Hendriks, this amount also includes a signing bonus paid to him after his April 15, 2025 appointment to Executive Vice President & COO.

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Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets out all incentive plan awards for each NEO outstanding as at December 31, 2025.

Option-based Awards					Share-based Awards
Name	Number Of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date(1)	Value of Unexercised in-the- Money Options(2) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of Share-based awards that have not vested(3) ($)	Market or payout value of vested Share-based awards not paid out or distributed(4) ($)
Paul Tomory	103,393	7.04	May 31, 2031	1,315,159	355,157	6,634,019	2,385,310
	166,459	6.96	March 5, 2032	2,130,675
	178,157	8.30	March 4, 2033	2,041,679
Ryan Snyder	5,885	8.78	March 7, 2031	64,617	131,111	2,035,999	664,400
	46,979	6.96	March 5, 2032	601,331
	73,543	8.30	March 4, 2033	842,803
David Hendriks	55,916	9.54	May 15, 2033	571,462	52,899	1,224,096	134,097
Yousef Rehman	126,721	6.94	November 16, 2030	1,624,563	138,884	2,538,557	3,941,216
	46,552	8.78	March 7, 2031	511,141
	63,210	6.96	March 5, 2032	809,088
	63,437	8.30	March 4, 2033	726,988
Claudia D’Orazio	35,307	12.52	May 12, 2028	255,623	130,537	2,434,896	2,275,892
	52,875	12.22	March 5, 2029	398,678
	150,296	6.94	November 16, 2030	1,926,795
	44,983	8.78	March 7, 2031	493,913
	61,079	6.96	March 5, 2032	781,811
	64,266	8.30	March 4, 2033	736,488
1.	In accordance with the terms of the Legacy Option Plan and LTI Plan, Options which expire during or within ten (10) days immediately following a trading blackout period, shall expire on the later of its expiration date and ten (10) days immediately following the expiration of the blackout period.
2.	The amount in this column is the difference between the closing price on the TSX of the Shares underlying Options on December 31, 2025, which was $19.76, and the exercise price of the Options multiplied by the number of Options (whether or not such Options are vested as of March 4, 2026).
3.	The market value of PSUs is based upon the market price of the Shares (calculated to be the five-day VWAP in Canadian dollars, of the Shares on the TSX) and an adjustment factor determined based on Share performance (for the applicable performance period) relative to the PSU performance peer group as of December 31, 2025. The market value of RSUs that have not vested is based on the closing price of the Shares on December 31, 2025, which was $19.76.
4.	These amounts relate to (A) PSUs which vested on December 31, 2025, and (in accordance with the applicable plan text) are calculated in Canadian dollars, using the five-day VWAP of the Shares on the TSX, being $20.29 and Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2025; and (B) all RSUs which have vested on or prior to December 31, 2025, which have not yet been distributed to or redeemed by participants and which have been valued using the closing value of the Shares on December 31, 2025 ($19.76).

Value Vested or Earned During the Year

The following table sets out incentive plan awards which have vested or been earned during the year ended December 31, 2025.

Executive	Option-based awards — Value Vested During the Year(1) ($)	Share-based awards — Value Vested During the Year(2)(3) ($)	Non-equity incentive plan compensation — Value Earned During the Year ($)(4)
Paul Tomory	179,670	2,514,051	1,043,625
Ryan Snyder	142,191	686,974	412,456
David Hendriks	-	134,097	380,970
Yousef Rehman	548,633	1,244,054	325,202
Claudia D’Orazio	530,135	1,209,374	329,453
1.	Represents the aggregate dollar value that would have been realized in 2025 if Options had been exercised on the applicable vesting date. The value was determined by calculating the difference between the closing price on the TSX, in Canadian dollars, of the Shares underlying the Options on the vesting date and the exercise price of the Options multiplied by the number of Options vested.
2.	These amounts relate to RSUs and PSUs (including units credited as a dividend equivalent) which vested during 2025, which have been valued using the market value of the Shares on the applicable vesting dates. The value for PSUs (in accordance with the applicable plan text) is calculated using the

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five-day VWAP, in Canadian dollars, of the Shares on the TSX, being $20.29 and Centerra’s Share performance relative to the S&P/TSX Global Gold CAD$ TRIV as of the vesting date of December 31, 2025.
3.	Mr. Tomory had 60,572 RSUs vest in 2025; Mr. Snyder had 19,626 RSUs vest in 2025; Mr. Hendriks had 6,609 RSUs vest in 2025; Mr. Rehman had 23,789 RSUs vest in 2025, and Ms. D’Orazio had 23,345 RSUs vest in 2025.
4.	Amounts indicated represent the annual incentive bonus earned in the 2025 performance year but paid in the following year.

Value of Options Exercised During the Year

Executive(1)	Grant Year	Options Exercised (#)	Value Realized ($)(2)
Ryan Snyder	2022	22,696	223,935
	2023	5,884	47,191
	2024	10,011	98,508
Yousef Rehman	2020	52,445	318,948
	2021	62,745	401,024
1.	No NEOs other than Messrs. Snyder and Rehman exercised Options in 2025.
2.	Value realized refers to the difference between the sale price of the stock at the time of exercise and the strike price of the Options. It represents the actual financial benefit received before considering any taxes, fees, or other deductions.

Executive Retirement Contribution Plan

Prior to 2025, NEOs and other applicable executives participated in Centerra’s SERP under which annual contributions were made by the Company to RCA Trusts established by the Company for its executives. The Company engaged Canadian Benefits Advisors in 2024 to review the SERP and advise on current market practices for retirement compensation programs. As a result of this review, the Company determined to terminate the SERP and replace it with Retirement Contribution entitlements whereby annual cash amounts are paid by the Company directly to NEOs and other participating executives for their retirement savings, providing executives with flexibility to contribute amounts to a personal registered retirement savings plan or alternative investment vehicle. This change to executive retirement compensation was adopted to, among other things, simplify retirement savings, reduce administration burden associated with the SERP and RCA Trusts, and better align the Company’s approach to retirement compensation with market practices in the mining industry.

Similar to the SERP design, commencing in 2025, each NEO now is entitled to an annual cash Retirement Contribution equal to twelve percent (12%) of eligible earnings, where eligible earnings are defined as the prior year’s base salary paid plus annual bonus incentive, capped at the target incentive value. Retirement Contributions earned in respect of a year will be paid out by the Company to the NEO in the following year. NEOs have the flexibility to contribute such Retirement Contribution amounts to a personal registered retirement savings plan or alternative investment vehicle.

In connection with terminating the SERP, the RCA Trusts of the current NEOs established for the sole purpose of receiving SERP contributions are being wound-up and the accumulated amounts in the NEOs’ RCA Trusts paid-out to the NEOs. The Company is covering all costs to facilitate this retirement compensation design change to transition from SERP to Retirement Contributions entitlements and to wind-up the RCA Trusts, including a cash payment to applicable executives as consideration for, and to protect the enforceability of, amendments to their employment agreement to replace the entitlement to SERP contributions with an entitlement to Retirement Contributions, under which the following amounts were paid to NEOs based on each NEO’s tenure at Centerra and participation in the SERP: Paul Tomory $3,000; Ryan Snyder $3,000; Yousef Rehman $35,000; Hélène Timpano $3,000; and Claudia D’Orazio $12,500.

Termination and Change of Control Benefits

The following is a description of the incremental termination and change of control benefits provided to each of the NEOs pursuant to the terms of the Company’s LTI Plan and their respective employment agreements with the Company. The Company’s plan and the employment agreements have a “double trigger” meaning that the benefits set out below are only triggered if both of the following events occur: (i) a change of control; and (ii) a termination without cause or a resignation for “good reason” following a change of control. A change of control itself will not trigger any of the benefits set out below.

“Just Cause”, “Good Reason”, and “Change of Control” are defined in an NEO’s employment agreement. Resignation for “Good Reason” is defined in the NEO employment agreements to mean: (i) a material downward change in the NEO’s responsibilities or principal position; (ii) a 5% or more reduction in the NEO’s base salary or total compensation (except if reduction is related to failure to meet performance targets); (iii) a required relocation anywhere other than the metropolitan area of the NEO’s current office location; or (iv) failure to continue any material benefit available under the Company’s executive benefit program or the Retirement Contribution, except to the extent that the benefits are discontinued because they can no longer be obtained by the Company at a reasonable cost.

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Type of Termination	Severance	PSUs(3)	RSUs(3)	Options(3)	Benefits	Retirement Contributions
Termination without Just Cause or Good Reason(1)

CEO and other NEOs hired prior to November 1, 2020: Lump sum equal to base salary and target annual incentive for 24 months.

Other NEOs hired on or after November 1, 2020: Lump sum equal to base salary and target annual incentive based on length of service - minimum 6 months to maximum 24 months.

		PSUs are pro-rated(2) to, and paid on, the termination date(2), and are subject to an adjustment factor equal to the adjustment factor at the termination date or 1.0, whichever is lower.	RSUs are pro-rated to, and vest on the termination date. They must be redeemed within 60 days following the termination date.	Options that are vested as of the termination date may be exercised for a period of 90 days thereafter. Unvested Options as of the termination date are cancelled.	Benefits continue for the applicable notice period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for the applicable notice period following termination.
Termination without Just Cause or Good Reason within 24 months of a Change of Control(1)	Lump sum equal to base salary and target annual incentive for 24 months.	All PSUs held as of the termination date vest immediately and are paid based on actual performance at the higher of, the time of the change of control or the termination date	All outstanding RSUs vest immediately on the termination date. They must be redeemed within 60 days following the termination date.

All Options immediately vest and remain exercisable for a period of 90 days.

If Options cannot vest or become exercisable during such 90-day period, the payment of a lump sum equal to the “in-the-money” value of the Options is provided.

					Benefits continue for the 24-month period following termination. If benefits cannot be provided, the NEO receives a payment in lieu of benefits.	Contributions continue for the 24-month period following termination.
1.	“Just Cause”, “Good Reason”, and “Change of Control” are defined in an NEO’s employment agreement.
2.	Prorated PSUs means a percentage of outstanding PSUs based on the period from the grant date to the termination date relative to the entire vesting period. For example, if a NEO was terminated without cause 18 months after grant of LTI Plan PSUs, the entitlement would be to 18/36 of the PSUs that would vest during such performance period. For a further discussion on the vesting periods of PSUs, see “Compensation Discussion and Analysis – Performance Share Unit Plan” on page 26.
3.	All outstanding awards granted under the Company’s Legacy Plans prior to 2023 were fully vested as of December 31, 2025. As a result, the accelerated vesting provisions that would otherwise have applied in connection with certain termination events, including a termination without Just Cause or for Good Reason or following a Change of Control, are not applicable. No Legacy PSUs were outstanding in 2025.

Each NEO has agreed that, except with advance written consent from Centerra, they will not compete with Centerra for a period of six to twelve months, dependent on length of service, (12 months in the case of Mr. Tomory) following the cessation of employment or solicit Centerra’s employees or full-time consultants for a period of two years following the cessation of employment. Each NEO has further agreed not to disclose any confidential information after the cessation of employment, to waive all moral rights to any intellectual property in favour of Centerra and that all right, title and interest in any intellectual property and copyright is for the exclusive use of Centerra.

The tables below provide details on the estimated incremental payments, payables and benefits by Centerra to each NEO that would have resulted had the relevant triggering event occurred on December 31, 2025. For equity-based compensation, the values represent the “in-the-money” value of any awards that vest or will become vested as a result of the termination circumstance. The values are based on a Share price of $19.76, being the closing price of the Shares on December 31, 2025.

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Termination of Employment

Executive(6)	Severance(1) ($)	Options(2) ($)	PSUs(3) ($)	RSUs ($)(4)	Benefits ($)	Retirement Contributions ($)	Total Estimated Incremental Payment ($)
Termination without Just Cause or Good Reason
Paul Tomory	3,547,500	-	2,171,679	982,171	145,649	425,700	7,272,699
Ryan Snyder	1,702,800	-	819,128	315,804	94,581	204,336	3,136,649
David Hendriks	496,918	-	268,815	108,581	28,199	59,630	962,143
Yousef Rehman	1,514,700	709,780	928,805	416,442	121,179	181,764	3,872,670
Claudia D’Orazio	1,534,500	-	822,425	395,714	101,837	184,140	3,038,615
Termination without Just Cause or Good Reason within 24 months of a Change of Control
Paul Tomory	3,547,500	3,900,528	5,009,549	1,624,470	145,649	425,700	14,653,396
Ryan Snyder	1,702,800	1,392,898	1,937,966	562,745	94,581	204,336	5,895,326
David Hendriks	1,987,672	571,462	962,750	261,346	112,797	238,521	4,134,546
Yousef Rehman	1,514,700	1,436,768	1,915,010	623,547	121,179	181,764	5,792,967
Claudia D’Orazio	1,534,500	1,422,349	1,818,522	616,374	101,837	184,140	5,677,722
1.	Severance includes salary and annual incentive plan bonus at target for the severance period. In the case of “Termination without Just Cause or Good Reason” or “Termination without Just Cause or Good Reason within 24 months of a Change of Control” which occurs on December 31, 2025, a NEO would not receive more than the annual incentive plan bonus for all of 2025, which would be calculated based on corporate performance and the individual performance being no less than “meets expectations”. Accordingly, in either termination scenario, for the 2025 incentive, there would be no incremental benefit to a NEO.
2.	In the case of “Termination without Just Cause or Good Reason”, for LTI Plan and Legacy Plan Options, there is no incremental benefit to a NEO because unvested Options as at the termination date are cancelled, except for Mr. Rehman. Mr. Rehman’s employment contract provides for accelerated vesting of Options that would have otherwise vested in the 24-month period following a “Termination Without Just Cause or Good Reason”. In the case of “Termination with Just Cause of Good Reason within 24 months of a Change of Control”, the value reflects only those unvested Options, which would accelerate in these circumstances that are “in the money”. As noted previously, there were no unvested Legacy Plan Options outstanding as of December 31, 2025; the value noted for Mr. Rehman comprises LTI Plan Options only. All vested LTI Plan and Legacy Plan Options are exercisable for a period of 90 days following the termination date.
3.	The PSU values above reflect only LTI Plan outstanding PSUs that would not have otherwise vested on December 31, 2025. In the case of a “Termination without Just Cause or Good Reason” which occurs on December 31, 2025, under the LTI Plan, PSUs would be pro-rated to the termination date, and the remaining units would vest as of the termination date, with the PSU payment amount based on an adjustment factor equal to the adjustment factor on December 31, 2025 (the termination date) or 1.0, whichever is lower. Under the LTI Plan, in the case of “Termination without Just Cause or for a Good Reason within 24 months of a Change of Control”, all unvested PSUs granted under both Plans vest based on actual performance as of December 31, 2025.
4.	In the case of a “Termination without Just Cause or Good Reason”, all outstanding LTI Plan RSUs would vest on a pro-rated basis to the termination date, and all remaining unvested RSUs would be forfeited. In the case of “Termination without Just Cause or for a Good Reason within 24 months of a Change of Control”, all outstanding LTI Plan RSUs vest as of December 31, 2025. In the case of a “Termination without Just Cause or Good Reason” or “Termination without Just Cause or Good Reason within 24 months of a Change of Control”, all unvested Legacy RSUs held by the NEO on the NEO’s termination date shall immediately vest. Legacy RSUs were only granted under the Legacy RSU Plan. There were no unvested Legacy RSUs as of December 31, 2025.

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REPORT ON DIRECTOR COMPENSATION

Only directors who are not employees of Centerra are paid for serving as directors of Centerra. Every two years, the HRC Committee, with the advice of an independent compensation consultant, reviews the compensation paid to Centerra’s Board members in order to ensure it is in line with its comparator group companies. The most recent director compensation review was completed in 2024 by Southlea, with comparison made to the same sample of industry peers used to benchmark executive compensation. Following a review of the market data, the Company adopted a new director compensation framework, effective from and after January 1, 2025, that aligns compensation for directors to industry standard by eliminating meeting fees and adopting an all-in cash retainer. If there are more than ten Board meetings in a calendar year, an additional meeting fee of CAD$1,500 per Board meeting to be paid to Board members for each Board meeting after the tenth Board meeting in a calendar year. If there are more than six meetings of a single Board committee in a year, an additional meeting fee of CAD$1,500 per meeting to be paid to committee members for each committee meeting after the sixth meeting of that committee in a calendar year.

2025 Director compensation was comprised of the following components:

Total Compensation($)
Annual Retainer: Chair of the Board(1)	360,000
Annual Retainer: Other Board Members(1)	225,000
Annual Retainer: Chair of any committee(1)	32,500
Annual Retainer: Member of any committee(1)	7,500
Travel allowance within North America(2)	1,500
Travel allowance outside North America(2)	4,500
Per diem for international travel(3)	1,500
1.	A portion of the annual retainers for each director and the Chair of the Board must be taken as equity-based compensation in the form of DSUs and/or Director RSUs under the LTI Plan (as defined below) (or, if approved, cash settled RSUs). The minimum to be taken in such equity units for the Chair of the Board’s retainer is $225,000 and for each director’s retainer is $115,000.
2.	For directors not resident where the Board meeting is physically occurring, a travel allowance of $1,500 per trip within North America, and $4,500 in the case of travel outside North America is provided.
3.	Directors also receive a per diem amount of $1,500 for international travel made at the request of the Chair or the President and CEO of Centerra. This does not apply for regularly scheduled Board meetings.

None of the directors receive any non-equity incentive plan compensation or any pension related compensation.

Director Compensation Summary Table

The table below sets out compensation earned by directors in 2025.

Name(1)(2)	Cash Portion of Fees Earned(3) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as DSUs(4) ($)	Percent of Total Fees Earned (%)	Share-based Portion of Total Fees Earned — Paid as Director RSUs(4) ($)	Percent of Total Fees Earned (%)	Total ($)
Current Directors
Karen David-Green	29,301	17%	49,007	27%	98,014	56%	176,322
Wendy Kei	159,000	58%	-	-	115,000	42%	274,000
Nancy Lipson	41,137	22%	49,007	26%	98,014	52%	188,158
Craig MacDougall	40,901	15%	75,000	28%	150,000	57%	265,901
Michael Parrett	154,115	41%	75,000	20%	150,000	39%	379,115
Jacques Perron	171,000	60%	-	-	115,000	40%	286,000
Paul Wright	137,500	48%	150,000	52%	-	-	287,500
Former Directors
Sheryl Pressler	46,579	54%	-	-	40,092	46%	86,671
Susan Yurkovich	15,445	16%	-	-	78,442	84%	93,887
1.	Percentages in this table may not add to 100% due to rounding. Figures represent the amounts earned during 2025 – a portion of the compensation (earned in respect of the fourth quarter of 2025) was not paid to directors until early 2026.
2.	This reflects all directors in 2025. Ms. Pressler and Ms. Yurkovich did not stand for re-election and ceased to be a Directors of the Board effective May 6, 2025. Ms. David-Green and Ms. Lipson were appointed to the Board of Directors at the Annual General Meeting on May 6, 2025. Mr. Parrett served as Chair of the Board of Directors throughout 2025.
3.	The cash portion of the fees earned includes the cash portion of a director’s retainer, committee member fees and, where applicable, fees for acting as a chair, travel allowances, and additional meeting fees.
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4.	This figure includes the intended value of DSUs, or Director RSUs awarded as a result of fees earned during 2025. The number of DSUs or Director RSUs actually awarded in respect of the fees earned during 2025 is equal to the dollar amount of fees earned divided by the VWAP of Shares on the TSX for the five trading days immediately preceding the date of the award. In the case of Director RSUs and DSUs which were earned in 2025 and subsequently vested and redeemed in 2025, the value above reflects the intended value of the Director RSU and DSU grants and not the actual amount paid upon redemption, which amounts can be found in the table “Directors Incentive Plan Awards (Value Vested During 2025)”.

Share Ownership of Directors

Centerra has established a Share ownership policy for its non-executive directors requiring a value equal to three times such director’s annual retainer (from time to time), to be acquired within a period of five years of becoming a director. When a director receives an increase in annual retainer, which would result in an increase to ownership requirement, the director has five years from the date of such increase to achieve the incremental Share ownership requirement.

Since the value of DSUs and Director RSUs under the LTI Plan are tied directly to Centerra’s Share price, DSUs and Director RSUs under the LTI Plan count toward the achievement of these ownership levels, in addition to Shares themselves. DSUs and Director RSUs under the Legacy Plans are Share units which have already been earned by directors and are not contingent on future conditions, including performance or time vesting. DSUs and RSUs granted to directors under the LTI Plan will also count toward the achievement of these ownership levels. RSUs granted to directors under the LTI Plan and the Legacy RSU Plan settle in Shares, unless the directors elect to receive the equivalent cash value instead.

Share ownership level of non-executive directors is calculated using the higher value of the Acquisition Value or Market Value of Shares, DSUs and Director RSUs.

The following table sets out the Share ownership of each of the Company’s incumbent directors, their Share ownership requirement, calculated as of March 4, 2026 and a description of whether each director meets their Share ownership requirements. Each of the directors were, as of March 4, 2026, in compliance with their Share ownership requirements.

Director Name	Target Share Ownership Amount ($)(1)	Type of Value	Shares ($)	DSUs ($)	RSUs ($)	Acquisition Value of Holdings (2) ($)	Total Current Market Value of Holdings(3) ($)	Meets Requirement(4)	Current Holdings (as a multiple of Annual Board Retainer)(5)
Karen David-Green	675,000	Acquisition Value Market Value	34,366 71,002	49,266 95,202	98,494 190,328	182,125	356,532	In progress	1.58
Wendy Kei	675,000	Acquisition Value Market Value	29,719 114,153	346,551 1,207,013	116,185 267,164	492,454	1,588,331	Meets	7.06
Nancy Lipson	675,000	Acquisition Value Market Value	0 0	49,266 95,202	98,494 190,328	147,760	285,530	In progress	1.27
Craig MacDougall	675,000	Acquisition Value Market Value	271,635 577,920	132,667 298,307	209,641 570,957	613,943	1,447,184	Meets	6.43
Michael Parrett	1,080,000	Acquisition Value Market Value	348,203 1,308,136	75,188 125,041	2,004,801 6,525,347	2,428,192	7,958,524	Meets	22.11
Jacques Perron	675,000	Acquisition Value Market Value	759,391 2,938,531	0 0	146,041 366,842	905,432	3,305,372	Meets	14.69
Paul Wright	675,000	Acquisition Value Market Value	966,326 3,302,400	741,595 2,207,747	1,467,341 5,464,564	3,175,263	10,974,711	Meets	48.78
1.	The target Share ownership level set out in the table above reflects the ownership requirement based on 2025 annual retainers.
2.	Acquisition Value of holdings is calculated as follows: (i) Shares are valued at cost at acquisition; and (ii) DSUs and RSUs are valued based on the intended value at the time of grant (valued at the five-day VWAP as of the grant date).
3.	Market Value of holdings is determined as follows: the total holdings multiplied by $27.52, the five-day VWAP of Shares on the TSX as of March 4, 2026.
4.	Directors have five years to meet their Share ownership requirement. Ms. David-Green and Ms. Lipson have until May 6, 2030, respectively, to meet their Share ownership requirements.
5.	Calculated at the higher of Acquisition Value of Holdings and Total Current Market Value of Holdings divided by current annual cash retainer.

Directors Share-Based Awards, Option-Based Awards and Non-Equity Incentive Plan Compensation

The following table sets out Share-based awards (DSUs and Director RSUs) as of December 31, 2025 for all non-executive directors in 2025. DSUs do not vest until the director ceases to hold any positions with the Company. Director RSUs vest immediately but are not redeemed until the director elects a redemption date, which date can be during the time when he or she continues to act as a director of Centerra or up until one year thereafter. The following sets out only those DSUs and Director RSUs which remained outstanding as of December 31, 2025 and were not redeemed in 2025. DSUs and Director

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RSUs redeemed during 2025 are found in the next table. Non-executive directors of Centerra do not have any Option-based awards or any non-equity incentive plan compensation.

		Share-based Awards(1)
	Number of Shares or Units of Shares that have not vested (DSUs) (#)	Market or Payout value of Share-based awards (DSUs) that have not vested ($)(2)	Number of Shares or Units of Shares that have vested (Director RSUs) (#)	Market or Payout value of vested Share- based awards (Director RSUs) not paid out or distributed ($)(2)
Current Directors
Karen David-Green	3,459	68,350	6,916	136,660
Wendy Kei	43,860	866,674	9,708	191,830
Nancy Lipson	3,459	68,350	6,916	136,660
Craig MacDougall	10,840	214,198	20,747	409,961
Michael Parrett	4,544	89,789	237,113	4,685,353
Jacques Perron	-	-	13,330	263,401
Paul Wright(3)	80,223	1,585,206	198,567	3,923,684
Former Directors
Sheryl Pressler(4)	0	0	0	0
Susan Yurkovich(4)	57,336	1,132,959	0	0
1.	Share-based awards for director compensation can be either in the form of DSUs or Director RSUs. Director RSUs vest immediately upon their grant by the Company but are not redeemed until the director elects a redemption date, which date can be during the time when he or she continues to act as a director of Centerra or up until one year thereafter. Under both the Legacy and LTI Plans, DSUs do not vest until they are redeemed in accordance with their terms and cannot be redeemed until the director no longer holds a position with Centerra or its subsidiaries, until December of the following year. Despite the differences in vesting, both Director RSUs and DSUs represent earned compensation for directors as there is no further performance requirement to be achieved.
2.	The value of DSUs and Director RSUs was determined by multiplying the number of DSUs and Director RSUs held by a director by the closing price on the TSX of Shares on December 31, 2025, which was $19.76.
3.	Mr. Wright’s vested share-based awards amount includes RSUs granted to him as a milestone award in 2023 when he completed his appointment as Interim President and CEO.
4.	Ms. Pressler and Ms. Yurkovich did not stand for re-election and ceased to be Directors of the Board effective May 6, 2025.

Directors Incentive Plan Awards (Value Earned During 2025)

Deferred Share Units

The following DSUs were redeemed for cash or Shares in 2025 by individuals who were directors of Centerra for only a portion of 2025:

Director Name	Termination Date (Date when ceased being a Director)	Redemption Date	DSUs Redeemed (#)	Gross Redemption Amount(1) ($)	Market Value ($)
Sheryl Pressler	May 6, 2025	May 13, 2025	37,015	366,453	9.90
Susan Yurkovich	May 6, 2025	October 21, 2025	50,000	851,000	17.02
1.	Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the Shares on the TSX, for the five trading days immediately before the Redemption Date.

Director Restricted Share Units

Under both the Legacy RSU Plan and the LTI Plan, all Director RSUs vest immediately upon grant by the Company and can be redeemed at any time thereafter in accordance with its terms (See “Equity Compensation Plan Information – LTI Plan RSUs and PSUs”). No Director RSUs were redeemed for cash or Shares in 2025 by current directors:

The following Director RSUs were redeemed for cash or Shares in 2025 by individuals who were directors of Centerra for only a portion of during 2025:

Director Name	Termination Date (Date when ceased being a Director)	Redemption Date	Director RSUs Redeemed (#)	Gross Redemption Amount(1) ($)	Market Value ($)
Sheryl Pressler	May 6, 2025	February 14, 2025	3,557	34,183	9.61
		March 31, 2025	3,205	28,749	8.97
		June 30, 2025	1,157	11,327	9.79
Susan Yurkovich	May 6, 2025	October 21, 2025	53,546	911,353	17.02
1.	Gross Redemption Amount is determined by multiplying the number of Director RSUs redeemed by the market value of Shares as at the Redemption Date, being the VWAP, in Canadian dollars, of the Shares on the TSX, for the five trading days immediately before the Redemption Date.

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EQUITY COMPENSATION PLAN INFORMATION

The LTI Plan was approved by shareholders at the Company’s annual and special meeting held on May 9, 2023, effectively replaced Centerra’s Legacy Plans, as described below. Awards (as defined below) granted under the Legacy Plans remain outstanding and governed by the respective terms of such Legacy Plans, but no new awards are to be granted under any of the Legacy Plans. In 2017, Centerra established the Employee Share Purchase Plan (“ESPP”) in which eligible employees, including NEOs, are entitled to participate by making contributions of up to 10% of their base salaries. The ESPP is intended to (i) motivate eligible employees to acquire Shares in a convenient manner, (ii) encourage employee Share ownership and (iii) align employees’ interests with the interests of the shareholders. Unless otherwise determined by the HRC Committee, participation in the ESPP is open to full-time and permanent part-time employees (who have completed three continuous months of employment) of the Company and any of its subsidiaries. Participation in the ESPP is voluntary.

Purpose and Participation

The HRC Committee remains focused on aligning pay outcomes with the execution of the Company’s overall strategy. The purpose of the LTI Plan is to provide the Company with flexibility to grant various types of awards and to align the interests of participants with the interests of shareholders, while allowing Centerra to remain competitive in the marketplace. In addition, the LTI Plan streamlines the administration of incentive awards, as all Awards granted by the Company to participants are governed by a single plan. Under the LTI Plan, equity-based incentives may be granted to certain of the Company’s directors, executive officers, employees and consultants, including Options, share appreciation rights, RSUs, PSUs and DSUs (collectively referred to as “Awards”). The ESPP is designed to similarly align the interests of participants with the interests of shareholders by facilitating a simple method for employees to gain a stake in the Company.

Maximum Number of Shares which may be Issued Pursuant to the Plans

The LTI Plan is a ‘fixed’ plan in that, subject to customary adjustment provisions provided for therein (including a subdivision or consolidation of Shares), it provides that the aggregate maximum number of Shares that may be issued, in the aggregate, under the LTI Plan is 7,588,834 Shares. Any Shares subject to an Award which have been exercised or settled in cash or in Shares purchased on the open market will again be available for issuance under the LTI Plan. Further, no Award that can be settled in Shares issued from treasury may be granted if such grant would have the effect of causing the total number of Shares underlying Awards made under the LTI Plan to exceed the above-noted number of Shares reserved for issuance under the LTI Plan. Shares will not be deemed to have been issued pursuant to the LTI Plan with respect to any portion of an Award that is settled in cash. For greater certainty, any Shares reserved for issuance under awards under the Legacy Plans that are settled or forfeited, or that expire in accordance with their terms, will not be added to the reserve of Shares available for issuance under the LTI Plan.

The total number of Shares available for issuance under the ESPP is 5,000,000. Shares purchased under the ESPP may be issued from treasury or acquired on the open market. Under no circumstances may the ESPP, together with all of Centerra’s other security-based compensation arrangements, result in: (a) the number of Shares issuable pursuant to the ESPP and/or other units or Options to any one person exceeding 5% of the outstanding Shares; or (b) the number of Shares (i) issuable to insiders at any time or (ii) issued to insiders within any one year period, exceeding 10% of the outstanding Shares.

Administration

The HRC Committee is responsible for administering the LTI Plan and ESPP, subject to the oversight of the Board, and may further delegate its responsibilities thereunder to a plan administrator.

Insider and Non-Employee Director Participation Limit

The aggregate number of Shares issuable to insiders and their associates at any time under the LTI Plan, the Legacy Plans, the ESPP or any other proposed or established security-based compensation arrangement, will not exceed 10% of the issued and outstanding Shares, and the aggregate number of Shares issued to insiders and their associates within any one-year period under the LTI Plan or any other proposed or established share compensation arrangement will not exceed 10% of the issued and outstanding Shares. In addition, the total annual grant value of equity to any one non-employee director under the LTI Plan and any other proposed or established share compensation arrangement will not exceed $150,000 in the aggregate, of which, no more than $100,000 of value may be comprised of Options or Share Appreciation Rights.

Dividend Equivalents

If dividends (other than share dividends) are paid on Shares, dividend equivalents in the form of additional RSUs, PSUs or DSUs (as applicable) may be automatically granted to each participant who holds RSUs, PSUs or DSUs on the record date for

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such dividends. Under the ESPP, cash dividends, if any, paid with respect to Shares held in the ESPP accounts will be automatically reinvested in Shares. Such dividend Shares and dividend equivalents will be subject to the same vesting and other conditions applicable to the underlying RSUs, PSUs, DSUs, and ESPP Shares as the case may be.

Recapitalization

In the event of any change in the capital structure or any other change affecting the Shares, the HRC Committee will equitably adjust the aggregate number or kind of Shares that may be delivered under the LTI Plan, the number or kind of Shares or other property (including cash) subject to an Award, and the terms and conditions of Awards.

In the event of any other change in the capital structure or business of Centerra or other corporate transaction, the HRC Committee will be entitled, in its sole discretion, to make equitable adjustments in such circumstances in order to maintain the economic rights of the participants in respect of Awards under the LTI Plan.

Amendments and Termination

The LTI Plan terminates in accordance with its terms on the 10th anniversary of the date it was adopted by the Company. The HRC Committee is entitled to suspend or terminate the LTI Plan at any time, or from time to time amend or revise the terms of the LTI Plan or of any granted Award, provided that no such suspension, termination, amendment or revision will be made, (i) except in compliance with applicable laws and with the prior approval, if required, of the shareholders, the NYSE and/or TSX or any other regulatory body having authority over Centerra, and (ii) if it would adversely alter or impair the rights of any participant, without the consent of the participant except as permitted by the terms of the LTI Plan.

The HRC Committee will be required to obtain shareholder approval to make the following amendments:

•	any amendment to increase the maximum number of Shares issuable pursuant to the LTI Plan, either as a fixed number or fixed percentage of outstanding capital represented by such Shares;
•	except for adjustments permitted by the LTI Plan, any reduction in the exercise price of an Option or any cancellation of an Option and replacement of such Option with an Option with a lower exercise price (including any adjustment to a Share Appreciation Right having the same effect);
•	any amendment which increases the length of the period after a black-out period during which Awards or any rights pursuant thereto may be exercised;
•	any extension of the term of an Award beyond its original expiry date;
•	any increase in the maximum number of Shares that may be issuable to insiders pursuant to the insider participation limit;
•	any amendment that increases the limits previously imposed on non-employee director participation;
•	any amendment which would allow for the transfer or assignment of Awards, other than for normal estate settlement purposes;
•	any amendment which increases the maximum number of Shares that may be issuable upon exercises of Options issued under the LTI Plan as incentive Options intended to meet the requirements of Section 422 of the U.S. Internal Revenue Code of 1986;
•	any amendment which modifies the definition of eligible participant used for purposes of determining eligibility for the grant of any Award under the LTI Plan; and
•	any amendment to the LTI Plan’s amendment provisions.

Except as specifically provided in a grant agreement approved by the HRC Committee, Awards granted under the LTI Plan will generally not be transferable other than by will or the laws of succession.

LTI Plan Options and Share Appreciation Rights

Each Option granted under the LTI Plan will entitle a participant to purchase one Share upon payment of an exercise price, subject to the terms and conditions of the LTI Plan and the applicable grant agreement. A participant may also elect to undertake a ”cashless exercise” or a “net exercise” in respect of Options. Share Appreciation Rights may be granted in conjunction with an Option. Options granted with Share Appreciation Rights will allow the participant to surrender the Option and exercise the related Share Appreciation Right. Upon the exercise of a Share Appreciation Right, the participant will be entitled to receive an amount equal to the product of (a) the fair market value of one Share on the date of exercise, minus the exercise price of the applicable Option, multiplied by (b) the number of Shares in respect of which the Share Appreciation Rights have been exercised.

All Options and Share Appreciation Rights granted under the LTI Plan will have an exercise price determined and approved by the HRC Committee at the time of grant, which will not be less than the fair market value of the Shares on the date of the

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grant. Subject to the terms of the LTI Plan, the “fair market value” of the Shares as of a given date means the VWAP on the TSX or the NYSE for the five trading days immediately preceding such date.

Subject to any vesting conditions set forth in a participant’s grant agreement, an Option and Share Appreciation Right (if applicable) will be exercisable during a period established by the HRC Committee which will not be more than ten years from the date of grant. The LTI Plan provides that the exercise period will automatically be extended if the date on which it is scheduled to terminate will fall during a blackout period. In such cases, the extended exercise period will terminate ten business days after the last day of the blackout period.

LTI Plan RSUs and PSUs

RSUs and PSUs granted under the LTI Plan are Awards that entitle a participant holding such Award to receive Shares, cash based on the fair market value of the number of Shares underlying the Award or a combination thereof upon settlement, subject to the terms of the applicable grant agreement.

RSUs granted to executive management generally become vested, if at all, following a period of continuous employment. RSUs granted to non-executive directors generally become vested immediately. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the HRC Committee. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of Award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards will be set out in the participant’s grant agreement.

Non-executive directors may elect to receive a portion of their compensation (as specified by the Board from time to time) in RSUs, subject to the limits and restrictions on non-executive director participation described above. Unlike grants under the Legacy Plans, it is intended that RSUs granted under the LTI Plan to members of senior management will be settled in Shares.

It is intended that all RSUs and PSUs granted to executive management under the LTI Plan will be subject to vesting over a three-year term from the date of grant. The number of PSUs that will vest will vary depending on the Company’s achievement over the designated performance period of performance criteria determined by the HRC Committee and set forth in the applicable grant agreement. The performance criteria applicable to PSUs granted under the LTI Plan in 2024 and 2025 will be based on Centerra’s total shareholder return percentile ranking relative to the companies included in the performance peer group established by the HRC Committee. See “Compensation Discussion and Analysis – Mid-term and Long-term Incentives”.

Subject to the achievement of the applicable vesting conditions, including any performance criteria, the settlement of an RSU or PSU will generally occur on or as soon as reasonably practicable following the vesting date. RSUs and PSUs can be settled, at Centerra’s option, in cash or Shares, which Shares can be bought on secondary markets or issued from treasury.

LTI Plan DSUs

DSUs granted under the LTI Plan are Awards that evidence the right to receive cash based on the fair market value of a Share. Although DSUs may be available for grant to directors, executive officers, employees and consultants, Centerra currently expects to only grant DSUs as a form of non-executive director compensation, consistent with current practice under the Legacy Plans. See “Report on Director Compensation – Deferred Share Units” above.

The settlement of a DSU will generally occur following a pre-established deferral period, which will be upon or following the participant ceasing to be a director, executive officer, employee or consultant of Centerra, as applicable, subject to satisfaction of any applicable conditions and the applicable grant agreement.

Treatment of Equity Plans Upon Termination and Change of Control

The treatment of LTI Plan Awards upon termination and termination following a change of control can be found in the table on page 31 of this Circular.

Under the LTI Plan, in the event of a Change of Control, all outstanding Awards must be replaced by Replacement Awards (as defined below). If all outstanding Awards are not replaced by Replacement Awards, the HRC Committee will have the power, in its sole discretion, to modify the terms of the LTI Plan and/or the Awards granted thereunder, including to cause the power to accelerate vesting (including on the basis of up to the maximum level of achievement of any applicable performance criteria) to assist the participant to tender into any take-over bid or other transaction leading to a Change of Control (including to conditionally settle or to permit the conditional exercise of any Awards).

In the event of a Change of Control, an award will be considered a “Replacement Award” if the HRC Committee (as constituted immediately before the Change of Control) determines, in its sole discretion, that such award meets the following requirements:

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•	it has a value equal to the value of the Award intended to be replaced by the Replacement Award (each such replaced Award, a “Replaced Award”) as of the date of the Change of Control,
•	it relates to publicly traded equity securities of (i) the Company, (ii) the entity surviving the Company following the Change of Control, or (iii) the parent entity of such surviving entity,
•	it contains substantially identical vesting terms to those of the Replaced Award (except that for any Replaced Award that is performance-based, the Replacement Award shall be subject solely to time-based vesting for the remainder of the applicable performance period (or such shorter period as determined by the HRC Committee) and the level of achievement of the performance criteria in respect of the applicable Performance Period shall be deemed to be the maximum level of achievement), and
•	its other terms and conditions are not less favorable to the participant than the terms and conditions of the Replaced Award (including the provisions that would apply in the event of a subsequent Change of Control) as of the date of the Change of Control.

A Replacement Award may take the form of the continuation of the applicable Replaced Award if the requirements above are satisfied.

Employee Share Purchase Plan

To participate in the ESPP, an eligible employee authorizes payroll deductions in an amount between 1% and 10% of his or her eligible compensation to be contributed to the ESPP, provided that a participant may not purchase more than 15,000 Shares pursuant to the ESPP in any calendar year. Such contributions will be used to purchase Shares at the end of each quarterly contribution period.

Centerra contributes to a participant’s ESPP account an amount equal to 25% of such participant’s payroll contributions during a contribution period. On the last trading day of each contribution period, the participant’s contributions and the related employer contributions to the ESPP are used to purchase the maximum number of whole Shares that can be purchased either by way of market purchase or issuance from treasury. Where such purchases are satisfied by the Company through the issuance of Shares from treasury, the number of Shares will be determined by dividing the participant’s contribution plus the employer contribution by the five-day VWAP of the Shares on the TSX on the award date. No fractional Shares may be awarded. Cash dividends, if any, paid with respect to Shares held in the ESPP accounts will be automatically reinvested in Shares. To date, all Shares issued to participants under the ESPP have been issued from treasury.

Upon termination of employment for any reason, a participant is no longer an eligible employee under the ESPP and will be withdrawn from the ESPP. Upon withdrawal from the ESPP, all payroll deductions from the ESPP that have not been used to purchase Shares will be returned to the participant or his or her executor, administrator or designated beneficiary.

Securities Authorized for Issuance Under the Equity Compensation Plans

The following table sets forth, as of December 31, 2025, details of the Company’s compensation plans under which equity securities of the Company are authorized for issuance.

	Number of securities to be issued upon exercise of outstanding Options, warrants and rights (a)	Weighted-average exercise price of outstanding Options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (c)
Equity compensation plans approved by securityholders
Employee Share Purchase Plan(1)	31,300		3,731,688
LTI Plan(2)			2,525,233
Options	1,665,531	$7.88
RSUs(3)	700,893
Legacy Stock Option Plan	563,159	$8.33	0
Legacy RSU Plan(4)	410,321		0
Equity compensation plans not approved by securityholders
Nil
Total	3,371,204		6,256,921
1.	This represents the number of Shares actually issued under the ESPP in early Q1 2026, for aggregate cash proceeds that were in participants’ account as of December 31, 2025. Under the ESPP, Shares are issued to participants on a quarterly basis, as soon as administratively possible after such quarter end and based on the five-day VWAP on such purchase date, which was $20.07.
2.	The overall number of securities remaining available for future issuance under the LTI Plan includes the specified share-settled awards, as well as all outstanding cash-settled awards granted under the LTI Plan.
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3.	Information provided here includes share-settled RSUs (322,902), share-settled Discretionary RSUs (245,392), and Director RSUs (132,599). Share-settled RSUs must be redeemed as Shares issued from treasury. Director RSUs can be redeemed for cash or Shares issued from treasury, at the election of the director.
4.	Information provided here includes Director RSUs (177,083), Legacy RSUs (165,491) and Discretionary RSUs (67,747). As noted elsewhere, Legacy RSUs must be redeemed as Shares issued from treasury. Director RSUs can be redeemed for cash or Shares issued from treasury, at the election of the director. All outstanding Discretionary RSUs can only be redeemed for Shares issued from treasury.

The following tables set forth additional information regarding Centerra’s security-based compensation arrangements

Plan	Burn Rate(1)
LTI Plan
2023	0.49%
2024	0.50%
2025	0.65%
Legacy Option Plan
2023	0.00%
2024	0.00%
2025	0.00%
Legacy RSU Plan
2023	0.00%
2024	0.00%
2025	0.00%
Employee Share Purchase Plan
2023	0.07%
2024	0.08%
2025	0.10%
1.	Calculated by dividing (a) the number of securities granted under the arrangement during the applicable fiscal year by (b) the weighted average number of Shares outstanding for the applicable fiscal year.
Plan	Plan Maximum(1)	Outstanding Securities Awarded(2)	Remaining Securities Available for Grant(3)
LTI Plan	7,588,834 (3.71%)	2,366,424 (1.16%)	2,525,233 (1.23%)
Legacy Option Plan	18,000,000 (8.79%)	563,159 (0.28%)	0 (0.00%)
Legacy RSU Plan	4,000,000 (1.95%)	410,321 (0.20%)	0 (0.00%)
Employee Share Purchase Plan	5,000,000 (2.44%)	1,233,842 (0.60%)	3,731,688 (1.82%)
1.	The maximum number of securities issuable under each arrangement expressed as a fixed number (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2025).
2.	The number of outstanding share-settled securities awarded under each arrangement as of December 31, 2025 (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2025).
3.	The number of securities under each arrangement that are available for grant as of December 31, 2025 (together with the percentage this number represents relative to the weighted average number of issued and outstanding Shares for 2025). Following approval of the LTI Plan in 2023, no grants were made under the Legacy Option Plan or Legacy RSU Plan.

Legacy Plans

Legacy Option Plan

Options granted under the Legacy Option Plan (“Legacy Options”) are non-transferable, other than by will or the laws of descent and distribution. Legacy Options granted under the Legacy Option Plan must be exercised no later than eight years after the date of the grant. Legacy Options granted under the Legacy Option Plan vest as to one-third on each of the first, second and third anniversaries of the grant. The Legacy Option Plan provides for the term of Legacy Options that would otherwise expire during a blackout period to be automatically extended to 10 business days following the end of a blackout period.

The HRC Committee may amend, suspend or terminate the Legacy Option Plan at any time, provided that no amendment, suspension or termination may materially adversely affect any Legacy Options or rights granted to a participant under the Legacy Option Plan without the participant’s consent. In addition, the following amendments to the Legacy Option Plan, or to Legacy Options granted thereunder, require shareholder approval: (i) amendments to the number of Shares issuable under the Legacy Option Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments that increase the length of the period after a blackout period during which Legacy Options or any rights pursuant thereto may be exercised; (iii) amendments that would reduce the exercise price of a Legacy Option or that would result in the exercise price for any Legacy Option being lower than the fair market value of a Share at the time the Legacy Option is granted, except a reduction in connection with any stock dividend, stock split, combination or exchange of Shares, merger, consolidation, spin-off or other distribution, or other change in the capital of Centerra affecting Shares; (iv) any amendment expanding the categories of eligible person which would have the

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potential of broadening or increasing insider participation; (v) amendments to termination provisions providing an extension beyond the original expiry date, or a date beyond a permitted automatic extension in the case of a Legacy Option expiring during a blackout period; (vi) the addition of any other provision which results in participants receiving Shares while no cash consideration is received by Centerra; and (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the TSX).

If a participant in the Legacy Option Plan dies, Legacy Options which have vested will be exercisable for a period of one year by the participant’s legal representatives. Legacy Options not vested will expire. Legacy Options granted under the Legacy Option Plan may not be transferred or assigned other than by will or the laws of descent and distribution. Under the Legacy Option Plan, if a participant retires or becomes disabled, unvested Legacy Options will continue to vest and vested Legacy Options will continue to be exercisable in both cases for a period of three years from the date of retirement or disability, and all Legacy Options which are not exercised expire. If a participant ceases to be eligible under the Legacy Option Plan for any other reason, except due to a change of control of Centerra, each Legacy Option held by the participant which is unvested will be cancelled immediately and each Legacy Option that is vested as at the date the participant ceases to be eligible under the Legacy Option Plan may be exercised during the period commencing on such date the participant ceases to be eligible and ending 90 days thereafter, after which time all unexercised Legacy Options held by the participant will expire. In the event of a change of control, all Legacy Options will vest immediately, and the participant may exercise his or her Legacy Options for a period of 90 days (or such longer period set out in any employment contract) after the change of control following which unexercised Legacy Options will expire. The Legacy Option Plan will be terminated by the HRC Committee upon there being no more Legacy Options outstanding thereunder.

Legacy RSU Plan

Administration of the Legacy RSU Plan

If a participant under the Legacy RSU Plan dies, the legal representatives of the estate of such participant may elect the redemption date of the Legacy RSUs and in the case of Director RSUs, whether to receive cash or Shares on the redemption. Legacy RSUs granted under the Legacy RSU Plan are not transferable or assignable other than by will or the laws of descent and distribution.

The Legacy RSU Plan is administered by the HRC Committee, subject to the HRC Committee reporting to the Board on all matters requiring approval of the Board. The HRC Committee has the authority, in the case of specified capital reorganizations affecting the Company, to determine appropriate equitable adjustments, if any, to be made under the Legacy RSU Plan, including adjustments to the number of securities which have been authorized for issuance under the Legacy RSU Plan, the number of securities subject to the Legacy RSUs and the number of Legacy RSUs outstanding. The HRC Committee also reserves the right to amend, suspend or terminate the Legacy RSU Plan, in whole or in part, at any time, subject to applicable laws and requirements of any stock exchange or governmental or regulatory body (including any requirement for shareholder approval). The HRC Committee may make certain amendments to the Legacy RSU Plan without seeking shareholder approval, such as housekeeping amendments, amendments necessary to comply with law, amendments to meet changes in tax law, amendments to the vesting provisions of the Legacy RSU Plan or any Legacy RSU, amendments to the termination or early termination provisions of the Legacy RSU Plan or any Legacy RSU and amendments necessary to suspend or terminate the Legacy RSU Plan. However, shareholder approval is required for: (i) amendments to increase the number of Shares issuable under the Legacy RSU Plan, including an increase to a fixed maximum number of Shares or a change from a fixed maximum number of Shares to a fixed maximum percentage; (ii) amendments to remove or exceed the insider participation limits; (iii) amendments extending the term of a Legacy RSU or any rights pursuant thereto held by an insider beyond its original expiry date; (iv) amendments to increase the limits previously imposed on non-employee director participants; (v) amendments which would allow for the transfer or assignment of Legacy RSUs under the Legacy RSU Plan other than for normal estate settlement purposes; (vi) amendments to the amendment provisions of the Legacy RSU Plan; and (vii) amendments required to be approved by shareholders under applicable law (including, without limitation, the rules, regulations and policies of the Toronto Stock Exchange). The Legacy RSU Plan will be terminated by the HRC Committee upon there being no more Legacy RSUs outstanding thereunder.

RSUs Issued to Directors under the Legacy RSU Plan

All Director RSUs awarded to directors under the Legacy RSU Plan vested upon grant and expire one year following the eligible participant’s termination date. Non-US directors can elect to redeem their Director RSUs granted under the Legacy RSU Plan at any time after grant.

Under the Legacy RSU Plan, upon redemption, Centerra shall: (A) issue from treasury one Share for each whole vested Director RSU being redeemed; or (B) at the election of the participant, pay to the participant an amount equal to: (i) the number of

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vested Director RSUs being redeemed multiplied by (ii) the market value of a Share as at the redemption date minus (iii) applicable taxes; or (C) a combination of (A) and (B), at the election of the participant.

If a director participant in the Legacy RSU Plan ceases to be a director of Centerra (and has no continuing employment relationship with Centerra), that individual will have a period of one year following his or her termination date to redeem Director RSUs.

RSUs Issued to Employees under the Legacy RSU Plan

All Legacy RSUs granted to eligible employees under the Legacy RSU Plan are subject to a two-year vesting period; 50% of the Legacy RSUs granted vest upon the first anniversary of the grant date, and the remaining 50% vest on the second anniversary of grant date. Under the Legacy RSU Plan, upon redemption of a Legacy RSU, Centerra shall issue from treasury one Share for each whole vested Legacy RSU being redeemed.

If an eligible employee’s employment with the Company or any of its subsidiaries ceases as a result of death, disability, retirement, termination without just cause or circumstances constituting constructive dismissal, all Legacy RSUs held by such participant under the Legacy RSU Plan shall vest immediately and can be redeemed by the eligible employee within one year from the termination date. If an eligible employee resigns from the Company or one of its subsidiaries or is terminated for just cause, all unvested Legacy RSUs held by such participant under the Legacy RSU Plan shall automatically be terminated and vested Legacy RSUs held by such participant may be redeemed within one year from such resignation or termination.

Legacy DSU Plan

While serving as a director, Legacy DSUs cannot be redeemed. Legacy DSUs are redeemed in full by the director no later than December 15 in the calendar year that immediately follows the calendar year of termination of Board service. DSUs of directors who are United States citizens or resident aliens in the United States are redeemed in full on the 30th day following separation from service. In all cases, each Legacy DSU represents the right of the director to receive, after termination of all positions with Centerra, the market value of the Legacy DSUs equal to the weighted average of the closing price of Shares on the TSX for the five trading days immediately preceding the payout date. If a dividend is paid on the Shares, each director will be allocated additional Legacy DSUs equal in value to the dividend multiplied by the number of Legacy DSUs held by the director.

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REPORT ON CORPORATE GOVERNANCE

The Board and management believe that sound and effective corporate governance is essential to Centerra’s performance. Centerra has adopted certain practices and procedures to ensure that effective corporate governance practices are followed and that the Board functions independently of management. In addition, the Nominating and Corporate Governance Committee of the Board reviews Centerra’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues of corporate governance.

The following statement sets out a description of Centerra’s corporate governance practices as approved by the Board and in accordance with the requirements set forth in National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”).

Board Mandate

The Board supervises the conduct of the affairs of the Company directly and through its committees. In so doing, the Board acts in the best interests of the Company, while recognizing the importance of the enhancement of both short and longer-term value. In carrying out its responsibilities, the Board appoints the executive officers of the Company and meets with them on a regular basis to receive and consider reports on the Company’s business. The Board holds regularly scheduled meetings, with additional meetings being held as required to consider particular issues or conduct specific reviews between regularly scheduled meetings. Between January 1, 2025 and December 31, 2025, the Board held 9 meetings.

The fundamental responsibility of the Board is to supervise the management of Centerra’s business and affairs. Centerra’s Board promotes fair reporting, including financial reporting, to shareholders and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls.

The Board is, among other matters, responsible for the following:

•	selection, appointment, evaluation and setting compensation of, and, if necessary, termination of the CEO;
•	oversight of CEO’s selection, appointment, evaluation and termination of other executive officers;
•	satisfying itself as to the integrity of the CEO and other senior officers of the Company and as to the culture of integrity throughout the Company;
•	adoption of a strategic planning process and approval of strategic plans;
•	ensuring risk management policies and procedures are in place and appropriate;
•	overseeing policies and procedures regarding the integrity of financial reporting and information management;
•	oversight of estimates of Centerra’s mineral reserves by management;
•	oversight of human resources policies;
•	oversight of communications policies;
•	oversight of health, safety and environmental policies;
•	oversight of disclosure policies and procedures;
•	corporate governance;
•	oversight of environmental and social governance; and
•	certain other matters which may not be delegated by the Board under applicable corporate law.

The Board has adopted a formal written mandate which clarifies these responsibilities and is complemented by the written mandates of each of its standing committees. The Board and committee mandates are reviewed at least annually by the Board. The full text of the Board mandate is set out in Appendix A. A copy of the mandates for the Board and each standing committee can also be found on Centerra’s website at www.centerragold.com.

Directors frequently (in person, by phone or virtually) meet individually or in groups with senior management in work sessions to obtain further insight and provide guidance into the operations of the Company and its subsidiaries and are involved on a regular basis in discussions with management. Each Board committee may engage outside advisors at the expense of the Company. Individual directors are also free to consult with members of senior management whenever required and to engage outside advisors, at the expense of the Company, with the authorization of the Nominating and Corporate Governance Committee.

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Strategic Planning

The Board works with management in developing the overall business strategy of the Company and reviews the annual business plans for achieving its objectives, which sets the basis for creating annual objectives for the CEO. The Board receives regular updates from management regarding management’s implementation of the business strategy.

Along with those matters which must by law be approved by the Board, key strategic decisions are also submitted by management to the Board for approval or discussion. In addition to approving specific corporate actions, the Board reviews and approves the reports issued to shareholders, including annual and interim financial statements, management information circulars, management’s discussion and analysis and related press releases.

Overseeing the Chief Executive Officer

The CEO is appointed by the Board and is responsible for managing Centerra’s affairs. The CEO’s key responsibilities include articulating the vision for the Company, focusing on creating value for shareholders, and developing and implementing a strategic plan that is consistent with the corporate vision.

Annually, the Board sets objectives for the CEO which align with the Company’s annual business plan and strategic plan. These objectives include both specific quantifiable goals and general goals that are qualitative and not driven by a predetermined mathematical formula. The Board conducts a formal review of the CEO’s performance once per year.

The CEO is accountable to the Board and the Board committees. The Chair of the Board meets frequently with the CEO to discuss the affairs of the Company and to provide guidance and feedback. Throughout the year, on an ad hoc basis, the CEO also interacts with individual Board members to discuss matters.

The Board has established clear limits of authority for the CEO. These are described in Centerra’s delegation of financial authority policy.

The Board receives regular reports from the CEO on Centerra’s operating activities as well as timely reports on certain non-operational matters, including risk management, finance, safety, health, environment, corporate social responsibility, legal, government relations, business development, human resources, corporate governance, investor relations, and insurance matters.

The Chair of the Board

The Board appointed Mr. Wright as Chair of the Board, effective January 1, 2026. Mr. Wright has served as an independent member of the Board since May 1, 2020.

Pursuant to the Board mandate, the Chair is principally responsible for overseeing the operations and affairs of the Board. The Chair’s responsibilities include leading, managing and organizing the Board, consistent with the approach to corporate governance adopted by the Board from time to time; confirming that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independent from management; acting as a liaison between the Board and senior management; encouraging effective communication between the Board and the CEO, and working with the CEO, the Chair of the Nominating and Corporate Governance Committee and the Corporate Secretary to further the creation of a healthy governance culture within Centerra.

Position Descriptions of Chair of the Board and Chief Executive Officer

The Board has adopted a position description for the Chair of the Board, which sets out the duties and responsibilities for such role. This position description is reviewed by the Board annually. The position description for the Chair of the Board is contained in the Board mandate. The Board mandate also provides that the chair of each committee is responsible for determining the agenda, and the frequency and conduct of the meetings of that committee.

The Board has also adopted a position description for Centerra’s CEO, which sets out the duties and responsibilities of the CEO. This position description is reviewed by the Board annually.

Independence of Board Members

Centerra has a total of eight board members which includes the CEO and seven independent Board members (as further described below).

Centerra’s Board has assessed the independence of each director. In determining independence, the Board examined and relied on the definition of independence in NI 58-101. After considering a wide variety of factors and information disclosed by each director, the Board has determined that a majority of the current directors (seven of eight) are independent.

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The Board has determined that Mr. Tomory is not independent because, as President and CEO of the Company, he is a member of management.

To ensure that the Board is able to discharge its responsibilities independently of management, the independent director(s) have regularly scheduled opportunities to meet separately from management and the non-independent directors following each meeting of the Board. In 2025, the independent members of the Board met 8 times, during formal Board meetings.

Interlocking Directorships

An “interlock” occurs where two or more Board members also serve together as board members of another public company. Currently, no members of the Board have any interlocking directorships and, as such, the Company has not found a need to adopt a formal policy relating to interlocking directorships.

Statutory Majority Voting and Advance Notice Nominations

In accordance with the CBCA, the Company’s governing statute, for all uncontested shareholder meetings, each director nominee will be elected at the Meeting only if the number of votes cast “for” the nominee represents a majority of the total votes cast “for” and “against” them. However, under the CBCA majority voting rules, if an incumbent director is not elected by a majority of votes at the Meeting, the incumbent director will be permitted to continue in office until the earlier of (i) the 90th day after the Meeting and (ii) the day on which their successor is appointed or elected.

In addition to the requirements under the CBCA, the Company’s by-laws require that any shareholder seeking to nominate a director at a shareholder meeting must provide advance notice of the individual(s) the shareholder intends to nominate as well as certain other prescribed information. The by-laws provide for a reasonable time frame in which to notify the Company of an intention to nominate directors and require a level of disclosure of information concerning proposed nominees that the Company would be required to include in a management information circular in respect of the election of directors. This procedure affords the Board the opportunity to evaluate the qualifications of all director nominees and their suitability as directors while providing shareholders with adequate notice and information regarding director nominations to be considered at a meeting.

In the case of an annual meeting of shareholders, notice to the Company must be received not later than 30 and not earlier than 65 days prior to the date of the annual meeting; provided, however, that if the first public announcement of the date of the annual meeting is less than 50 days prior to the meeting, notice must be received not later than the 10th day following such public announcement. In the case of a special meeting (which is not also an annual meeting) of shareholders called for any purposes which includes the election of directors, notice to the Company must be received not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting is made.

Committees of the Board of Directors

Each standing committee of the Board operates under a written mandate/charter that sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. The charters are reviewed annually by the relevant committee and any changes are recommended to the Board. In 2025, as part of an ongoing Board refresh program, the composition of each Committee was refreshed. Ms. Karen David-Green and Mr. MacDougall were appointed as members of the Audit Committee; Ms. Lipson was appointed as Chair of the Nominating and Corporate Governance Committee; Ms. Lipson and Mr. Parrett were appointed as members of the Human Resources and Compensation Committee; and Ms. Karen David-Green was appointed as a member of the Technical and Corporate Responsibility Committee. Mr. Wright ceased to be a member of the Human Resources and Compensation Committee.

Below is a summary of the current composition of the Board committees and a brief description of the responsibilities of each committee and its members. Charters for each standing Board committee can be found on Centerra’s website.

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Audit Committee

Members:	Wendy Kei (Chair) Karen David-Green Craig MacDougall Michael Parrett	Meetings Held in 2025: 6 In-Camera meetings held in 2025: 6 Independence: All members Attendance: 100%

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	financial reporting;
•	the external auditor;
•	the internal auditor;
•	compliance with legal and regulatory requirements related to financial reporting and certain corporate policies;
•	establish whistleblower process;
•	internal controls over financial reporting and disclosure controls;
•	cybersecurity and artificial intelligence (“AI”) and
•	any additional matters delegated to the Audit Committee by the Board.

The Board has determined that all of the Audit Committee members are financially literate (as defined by the Canadian Securities Administrators), and Ms. Kei, Ms. David-Green and Mr. Parrett are audit committee financial experts (as defined by the U.S. Securities and Exchange Commission). Both Ms. Kei and Mr. Parrett are considered audit financial experts (as defined by Glass, Lewis & Co.). Ms. Kei is a Fellow Chartered Professional Accountant and Mr. Parrett is a Chartered Professional Accountant, both of which are not and were not employed by the Company’s current auditor. In addition, both Ms. Kei and Mr. Parrett have previously served in the role of Chief Financial Officer of a public company, but are not a current or former Chief Financial Officer of the Company.

Information regarding the Audit Committee can be found under “Audit Committee” in the Company’s Annual Information Form (“AIF”). A copy of the Company’s most recently filed AIF can be obtained by securityholders of the Company free of charge by contacting the Company at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1, Canada, Attention: Investor Relations, or (416) 204-1953 or can be found on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar, and the Company’s website at www.centerragold.com.

Nominating and Corporate Governance Committee

Members:	Nancy Lipson (Chair) Wendy Kei Craig MacDougall	Meetings Held in 2025: 5 In-Camera meetings held in 2025: 4 Independence: All members Attendance: 100%

The Nominating and Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	Centerra’s overall approach to corporate governance;
•	the size, composition and structure of the Board and its committees;
•	the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees;
•	orientation and continuing education for directors;
•	matters involving conflicts of interest of directors; and
•	any additional matters delegated to the Nominating and Corporate Governance Committee by the Board.

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Human Resources and Compensation Committee

Members:	Jacques Perron (Chair) Nancy Lipson Michael Parrett	Meetings Held in 2025: 6 In-Camera meetings held in 2025: 6 Independence: All members Attendance: 100%

The HRC Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	the selection and retention of senior management;
•	the compensation of senior management;
•	senior management succession and development;
•	inclusivity, diversity, equity and accessibility.
•	human resources policies; and
•	any additional matters delegated to the Human Resources and Compensation Committee by the Board.

Technical and Corporate Responsibility Committee

Members:	Paul Wright (Chair) Karen David-Green Craig MacDougall Jacques Perron	Meetings Held in 2025: 8 In-Camera meetings held in 2025: 8 Independence: All members Attendance: 100%

The Technical and Corporate Responsibility Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to, among other things:

•	technical and operational matters, including production, operations, acquisition and divestment opportunities and development and exploration plans, relating to the Company’s activities;
•	procedures for the preparation and disclosure of resource and reserve estimates for the Company’s properties;
•	overseeing significant technical and operational risks relating to the Company’s activities; and
•	overseeing policies, practices and systems for effective management of corporate responsibility matters, including safety, health, environment and social performance.

Review of Related Party Transactions

The Company’s Code of Ethics provides that all company representatives avoid any relationship or activity that might create, or appear to create, a conflict between their personal business interests or other types of personal interests, and the interests of the Company. In addition, company representatives are required to disclose any actual or possible conflicts of interest.

The Audit Committee, in conjunction with the Board, has oversight of related-party transactions. As part of its mandate, the Audit Committee will review and pre-approve any related-party transaction or situation involving (i) a director, (ii) a senior officer, or (iii) an affiliate’s potential or actual conflict of interest that are not required to be dealt with by an “independent committee” pursuant to securities law rules, other than routine transactions and situations arising in the ordinary course of business, consistent with past practice before they are sent to the Board for approval. This includes:

•	Annually, each director and executive officer of the Company completes a Director and Officer Questionnaire that requires disclosure of any transaction, arrangement or relationship with us during the last fiscal year in which the director or executive officer, or any member of their immediate family, had a direct or indirect material interest.
•	Each director and executive officer are expected to promptly report to the Audit Committee any direct or indirect interest that they or an immediate family member had, has, or may have in a transaction in which the Company participates.

There were no related-party transactions reported in 2025.

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Overseeing and Managing Risk

The Board is responsible for overseeing Centerra’s policies and processes to identify the Company’s principal business risks and to confirm that systems are in place to mitigate these risks where prudent to do so. Risk oversight is supervised by the Board as follows:

•	Technical and Corporate Responsibility Committee: The Technical and Corporate Responsibility Committee oversees significant technical and operational risks relating to the Company’s activities including production, operations, acquisition and divestment opportunities and development and exploration plans, the preparation and disclosure of resource and reserve estimates for the Company’s properties; and overseeing polices, practices and systems for effective management of corporate responsibility matters, including safety, health, environment and social performance.
•	Audit Committee: The Audit Committee monitors financial related risks, including risks relating to internal controls over financial reporting, the delegation of financial authority, cybersecurity, AI, financial risk management policies and insurance. The Audit Committee has also established and oversees the Company’s disclosure controls and procedures, code of ethics and international business conduct (anti-corruption) policies.
•	Human Resources and Compensation Committee: The HRC Committee oversees and manages compensation related risks and retention and succession risks.
•	Nominating and Corporate Governance Committee: The Nominating and Corporate Governance Committee oversees risks related to corporate governance matters.

Cybersecurity, Artificial Intelligence and Information Security Risk

The Board, through the Audit Committee, oversees information technology (“IT”), AI, security risks. The Audit Committee receives IT and cybersecurity risk updates from management on material cybersecurity matters including the identification of IT risks and appropriate mitigation action plans to protect the confidentiality and integrity of information at Centerra. Centerra manages IT security risk through a centralized risk-based methodology with the assistance of a team of external experts that work alongside Centerra’s internal IT team. The internal IT team is comprised of IT professionals, some with cybersecurity credentials, that are skilled at managing IT security risk processes and operations. Centerra also has cyber risk insurance which responds to third- and first-party liability in the event of a cyber incident, and which affords incident response assistance and support.

Centerra has not experienced a material information security breach and periodically reviews its needs with respect to cybersecurity risk insurance. However, the Company acknowledges that the cybersecurity space is evolving quickly and has therefore taken the following steps to mitigate cybersecurity incidents:

•	Provided annual cybersecurity education including regular phishing simulations (including deepfake voice campaigns), cybersecurity training and awareness campaigns throughout the year.
•	Utilized leading cybersecurity vendors for continuous system monitoring and managed endpoint security and to assist the Company in the event of a cybersecurity event with incident response services.
•	Applied a multi-layered approach with intentional redundancies and additional cybersecurity software to increase protection of valuable data and information.
•	Completed a cybersecurity tabletop exercise with a reputable third-party vendor to assess the Company’s response to a potential incident. The results and lessons of the tabletop exercise were reviewed with the Audit Committee and incorporated into the Company’s Cybersecurity Incident Response and Communications Plan created in 2024. In 2025, the same third-party vendor conducted a technically focused cybersecurity tabletop exercise to assess the quality of response by the internal global information technology team members to a cyber incident. The exercise was successful with learnings documented and changes made to the Company’s response plan as necessary.
•	Completed operational technology cybersecurity assessments at our largest sites using a third-party vendor to identify and mitigate any potential risks. The assessments showed no critical or significant risks.
•	Developed an AI Responsible Use Framework to provide clear guidelines for the responsible use of external generative AI tools while educating and raising awareness on the benefits and risks of AI and how the Company can safeguard sensitive information while using AI technology.
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•	Collaborated with peers to share knowledge in the areas of threat intelligence, cyber trends, vulnerabilities, incident response and drills including membership with the Information Systems Audit and Control Association.
•	Upskilled the internal IT team to include certified cybersecurity professionals.
•	Ensured Centerra has the appropriate cybersecurity insurance coverage in place.

In the next 12 months, the Company expects to advance the following items:

•	Continued training, education and awareness campaigns for possible cyber security incidents with employees, management and Directors.
•	Completing an operational technology assessment at the Company’s smaller sites to identify and mitigate any new potential risks.

Centerra Diversity, Equity & Inclusion

Directors and Executive Officers

Centerra recognizes the importance to the Company of having a leadership group (including directors and executive officers of the Company) comprised of highly talented, experienced and dedicated individuals with a diverse mix of experience, skills and background collectively reflecting the strategic needs of the business. The Company also recognizes that diversity is critical to the future success of Centerra and will strive to enhance its focus on the advancement of underrepresented groups throughout the Company and to foster a culture of inclusivity, equity and accessibility. Centerra has a Diversity, Equity and Inclusion Policy that defines policies and procedures to promote and maintain diversity on its Board of Directors and among its executive officers establishing mechanisms to both measure diversity and the Company’s progress towards achieving its diversity goals.

The Company strives to maintain overall diverse representation among the leadership group and is targeting a minimum of 30% women representation in both the non-executive director and executive officer groups. As of March 4, 2026, women represent 43% and 29% women in the director group and officer group, respectively, placing the Company very close to its stated objective.

While diversity is an important and valuable consideration in assessing potential candidates for appointment to the leadership group, all appointments will continue to be made on merit in the context of knowledge, experience, skills and background of each individual candidate in light of the needs of the Board and the Company. When assessing Board and executive officer composition or identifying candidates to nominate for election to the Board or for appointment as an executive officer, the Company will consider the following:

•	candidates who are highly qualified based on business expertise, functional experience, knowledge, personal skills and character against objective criteria, having due regard to the benefits of diversity, the needs of the Board, the Company’s current and future plans and objectives, as well as anticipated regulatory developments;
•	candidates that represent diverse groups, including with regard to gender, ethnicity, age, national origin, persons with disabilities, Indigenous peoples, visible minorities, and sexual orientation;
•	our commitment to the level of representation of women on the Board and in senior management positions;
•	engaging qualified independent external advisors to assist the Board and management in conducting its search for candidates as required. To the extent practical, search protocols will include a robust and rigorous process, using a committee and/or professional search firm specifically directed to include a diverse pool of candidates, including women and members of the designated groups or other underrepresented groups; and
•	the Board maintains an ongoing list of potential director candidates and the Company maintains a list of potential executive officer candidates within its successor pool of talent. The Board and the Company ensures that such lists include members of the designated and other underrepresented groups and, in particular, women candidates.

The Nominating and Corporate Governance Committee periodically reports to the Board on efforts regarding diversity with respect to Board members and the HRC Committee periodically reports to the Board on such efforts with respect to the appointment of executive officers and reports on the implementation of the Respect Connects Program (previously know as Inclusion, Diversity, Equity and Accessibility Program).

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Centerra’s Respect Connects Program

The Company recognizes that a culture of inclusion, diversity, equity and accessibility is imperative for long-term success and that the journey begins at the top. In 2025, Centerra rebranded its Inclusion, Diversity, Equity and Accessibility Program as “Respect Connects”, a program reflecting our core belief that respect is fundamental to our culture and to how we engage with employees, communities, and other stakeholders. The program is anchored in three guiding pillars - Respect for All, Accountability for All, and Development for All, which collectively reinforce our commitment to fostering a diverse, inclusive, responsible, and supportive workplace for everyone. To that end, the Company maintains a Global Respect Connects Executive Council, jointly sponsored, and chaired by the President and CEO and the Executive Vice President, People, Technology and Supply Chain with representation from senior management. The Global Respect Connects Executive Council is responsible for the continued development of the global strategy, alignment of regional strategies, decisions on various initiatives, and oversight of the successful implementation of the strategy. The Global Respect Connects Executive Council is responsible for reporting back on progress to the senior management team and to the Board. In 2025, the Company continued progressing its multi year strategy and initiatives including but not limited to the following:

•	Participation in the International Women in Resource Mentoring Program as a silver sponsor of International Women in Mining for the fifth year in a row.
•	Administration of a global Employee Engagement Survey, focused on understanding and improving the employee experience across Centerra.
•	Revision and communication of a refreshed Respect Connects strategy with new initiatives focused on respect, accountability and development for all employees.
•	Expansion of a global 360-Feedback Program that incorporates competencies on inclusive leadership behaviors providing constructive feedback for leaders at Centerra.
•	Development & implementation of a substance abuse treatment support program at Mount Milligan.
•	Continued mental health awareness training at multiple sites across the organization.
•	Various initiatives focused on raising awareness, increasing representation and enhancing overall relationships with our Indigenous employees and partners.

As of March 4, 2026, the number of members of the Company’s leadership group who self-identify as members of the following designated groups are as follows:

Designated Group	Number of Non-Executive Board Members	Number of Executive Officers(1)	Total Non-Executive Board Members and Executive Officers
Women	3/7 (43%)	2/7 (29%)	5/14 (36%)
Indigenous peoples (First Nations, Inuit, Metis)	0	0	0
Persons with Disabilities	0	0	0
Members of Visible Minorities	1/7 (14%)	1/7 (14%)	2/14 (14%)
Total Representation of Designated Groups	3/7 (43%)(2)	3/7 (43%)	6/14 (43%)(2)
1.	This definition aligns with the definition of “executive officer” generally found in Canadian securities laws.
2.	One director self-identified as a member of two Designated Groups.

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Skills Matrix

The matrix below shows the Board nominee mix of skills and expertise, as described below, in areas that are important to the Company’s business, assuming each of the Company’s nominee directors are elected to the Board at the Meeting. The skills matrix is also used to identify those skills for which the Company should recruit when making changes to the Board. The skills matrix is based on annual self-assessments by the directors of their skills and expertise in the following areas:

Skill and Description	Karen David-Green	Wendy Kei	John Kitlan	Nancy Lipson	Craig MacDougall	Michael Parrett	Paul Tomory	Paul Wright

Board Experience

Prior or current experience as a board member for a major organization (a public corporation listed on a stock exchange or a private corporation with annual revenue of at least $500 million)

	֍	֍		֍	֍	֍	֍	֍

International Business Expertise

Expertise working in one or more international jurisdictions, including exposure to a range of political, cultural, and regulatory environments, with a preference for the jurisdictions in which the Company operates

	֍	֍	֍	֍	֍	֍	֍	֍
Mining, Exploration and Operations Leadership expertise with a prominent resource company with mining, reserves, exploration or processing expertise		֍	֍	֍	֍	֍	֍	֍
Human Resources/ Compensation Expertise in executive compensation, succession planning, talent management, compensation strategies and retention programs and management of compensation related risks	֍	֍	֍	֍	֍	֍	֍	֍

Financial Literacy

The ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements

	֍	֍	֍		֍	֍	֍	֍
Corporate Governance Expertise in best practices in corporate governance policies and principles, and emerging trends	֍	֍	֍	֍	֍	֍	֍	֍
Environmental and Social Performance Expertise and knowledge of standards, policies, programs, standards and investor expectations relating to environment and social performance	֍	֍	֍	֍	֍		֍	֍
Health and Safety Expertise and knowledge in management and implementation of health, and safety policies, standards, and procedures	֍				֍		֍	֍
Investment Banking/ Mergers and Acquisitions Expertise in investment banking, finance or in mergers and acquisitions	֍	֍	֍	֍		֍	֍	֍
Government Relations/ Political Risk Expertise in, or understanding of, the workings of government, public and regulatory policy, and political risks	֍	֍		֍	֍		֍	֍
Executive Leadership Expertise driving growth or strategic direction as a senior officer of a publicly listed company or major organization	֍	֍	֍	֍	֍	֍	֍	֍
Technology/Cybersecurity Expertise with technology implementation, application or development which may include emerging technologies, business information systems or cybersecurity	֍	֍	֍
Risk Management Expertise identifying, assessing, managing, and reporting on risks affecting the Company and the mining industry	֍	֍	֍	֍	֍		֍	֍

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Board Renewal and Succession Planning

The Board’s mandate includes a mandatory retirement provision that allows directors to serve on the Board until the annual meeting of the Company’s shareholders following their 75th birthday and that directors may not be re-elected after reaching age 75, unless this requirement is waived by the Board or the Nominating and Corporate Governance Committee for a valid reason.

The Nominating and Corporate Governance Committee annually reviews director tenure, Board performance as a whole, individual director performance and self-assessed skills to ensure an appropriate degree of turnover while maintaining Board continuity and experience. Mr. Perron, who has been a director for over 9 years and is not standing for re-election at this Meeting. Should all of the director nominees be elected at the Meeting, the average Board tenure would be 3.6 years, with a range of 0-12 years of service.

The Board has concluded that the Board’s existing renewal mechanism continues to result in a good mix of directors with experience in the Company’s ongoing matters as well as new directors who can bring fresh voices to the Board’s discussion. Accordingly, the Board has not adopted term limits for directors, but the Nominating and Corporate Governance Committee and the Board consider directors’ tenure on the Board as part of its annual process of nominating directors.

Assessment Process

Annually, the Nominating and Corporate Governance Committee reviews the effectiveness of the Board, its committees and the Chair of the Board through the use of a confidential self-assessment questionnaire completed by each director and executive officer. In the assessment, directors are also asked to comment on the performance of their peer directors. The results of the surveys are subsequently discussed by the Board.

The Nominating and Corporate Governance Committee, through questionnaires and interviews, assesses the operation of the Board and the committees, the adequacy of information given to directors, communication between the Board and management, the effectiveness of the processes of the Board and committees, and the effectiveness of the Board and individual directors. The Nominating and Corporate Governance Committee recommends to the Board any changes needed to enhance performance based upon this assessment process.

Nomination of Directors and Board Size

The Nominating and Corporate Governance Committee is responsible for assessing the need for new directors, and the preferred experience and qualifications of new directors, taking into consideration the independence, age, skills and experience required for the effective conduct of the Company’s business. The Nominating and Corporate Governance Committee is comprised entirely of independent directors.

The Nominating and Corporate Governance Committee recommends candidates for Board membership and Board members for re-nomination. Recommendations are based upon character, integrity, judgment, business experience, record of achievement and any other skills or talents that would enhance the Board and overall management of the business and affairs of the Company as well as the criteria laid out in applicable policies.

The Nominating and Corporate Governance Committee maintains a schedule of the anticipated tenure of current directors, and the needs of the Board as a whole. Candidates are considered in light of the Board’s current and anticipated needs. Board members complete annual skills and experience self-assessments, which are reviewed by the committee to assist in placing Board members on committees where their expertise can best be utilized and also to identify skills and experience gaps important in identifying any new nominees to the Board.

The Board is of the view that its optimal size for effective decision-making and committee work is between 7-11 members.

Board Education Opportunities

Centerra provides new directors with orientation materials describing the business of the Company, its corporate governance structure and related policies and information. Centerra’s CEO, CFO and other senior executives provide new directors with detailed briefings on Company strategy, operations, risk profile, business development, legal, financial, exploration, human resources and investor and government relations matters.

Board members are encouraged to visit the Company’s main operating sites and other properties and regularly do so. In 2025, the Board visited the Kemess Project and the Endako Mine Project in British Columbia, Canada, as well as the Öksüt Mine in Türkiye; additionally, certain Board members visited the Mount Milligan Mine in British Columbia, Canada.

Continuing education is provided by management through presentations to the Board and committees when any key business decisions are sought. Directors are briefed regularly on strategic issues affecting the Company. Board members are also

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encouraged to attend conferences or seminars at Centerra’s expense. Such conferences or seminars can deal with any subject matter that is applicable to the Board member’s role on the Board or its committees or to increase the members’ knowledge of the Company’s business. Specific continuing education completed in 2025 is listed in the following table.

Subject	Attendees	Presenter
Role of the Audit Committee	Karen David-Green Wendy Kei Craig MacDougall	KPMG LLP
Gold Industry Market Dynamics	Full Board	Edgehill Advisory
U.S. Molybdenum Regulatory Developments and Tariff update	Full Board	Centerra Management
Strategy Session - Gold Sector Overview	Full Board	BMO Capital Markets
Financial Instruments Technical Session	Karen David-Green Wendy Kei Nancy Lipson Craig MacDougall Michael Parrett Paul Tomory	KPMG LLP
Trends in Corporate Governance Update	Karen David-Green Wendy Kei Nancy Lipson Craig MacDougall Michael Parrett Paul Tomory Paul Wright	Torys LLP
Governance Trends in Executive Compensation	Full Board	Southlea Group LP
IFRS 18 Education Session	Full Board	KPMG LLP and Centerra Management
Mining Forum Americas (Denver Gold Forum)	Karen David-Green	Various
Energy, Mining & Utilities Industry Roundtable	Karen David-Green	National Association of Corporate Directors (NACD)
Competing in the Age of AI	Karen David-Green	NACD
Blue Ribbon Commission Report	Karen David-Green	NACD
Inside the 2026 Agenda: Emerging Compensation, Governance & Leadership Trends	Karen David-Green	Women Corporate Directors (WCD)
Geopolitical Implications on Business	Karen David-Green	WCD
KPMG Transition Lab - Artificial Intelligence	Karen David-Green	KPMG LLP
Post-election Aftermath: Votes are In, Now What	Wendy Kei	WCD
Confronting Trade and Tariff: Uncertainty Implications for Canadian Boards	Wendy Kei	Deloitte LLP
Preparing for Sustainability Reporting in Canada	Wendy Kei	EY Canada
How Boards Can Govern IT in a Language All Directors Can Understand	Wendy Kei	Institute of Corporate Directors (“ICD”)
AI and the Board: applying corporate governance tools to new technologies	Wendy Kei	Torys LLP
The Tariff Impact: Navigating trade disruption	Wendy Kei	KPMG LLP
Quarterly Audit Committee Update	Wendy Kei	Deloitte LLP
An introduction to Data Centre Developments and Operation Essentials	Wendy Kei	Torys LLP
Marsh Global Risk Report 2025	Wendy Kei	Marsh McLennan
Equity, Diversity and Inclusion – What you need to know?	Wendy Kei	Fasken Martineau DuMoulin LLP
Climate Change Module 3	Wendy Kei	ICD
Navigating Geopolitical Shifts Implications for Canadian Boards	Wendy Kei	Deloitte LLP
Women Get on Board Summit	Wendy Kei	Ontario Power Generation (OPG)
World Economic Forum’s 2025 Global Risks Report	Wendy Kei	Marsh McLennan
Hexarem – Compensation & Governance Trends	Wendy Kei	OPG
Responsible Investment Association (RiA) Conference 2025	Wendy Kei	RiA
The Canadian Public Accountability Board (CPAB) Exchange for Mining Boards	Wendy Kei	CPAB
Artificial Intelligence	Wendy Kei	EY Canada
Developments in Board Chair Succession	Wendy Kei	Deloitte LLP
2025 Precious Metals Summit Beaver Creek	Jacques Perron	Various
BMO Global Mining Conference	Jacques Perron Paul Wright	Various

Codes of Ethics

Centerra’s Board expects all of Centerra’s directors, executive officers and employees to conduct themselves in accordance with the highest ethical standards.

Centerra’s Board has established a Code of Ethics for employees, which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices, and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. Employees with such concerns may report their concerns directly or, if they so wish, in a confidential or

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anonymous manner to: (i) the Executive Vice President, Legal and Public Affairs of the Company, (ii) the Chair of the Audit Committee, or (iii) a 24 hours-a-day compliance hotline, a service which is operated by a third party and is available in the local languages spoken where the Company’s operating subsidiaries are located. As set out in the Code of Ethics, an employee who, in good faith, reports a concern is protected from reprisal, such as dismissal, demotion, suspension, threats, harassment or discrimination.

The Board has also adopted a Code of Ethics for directors, which sets out the ethical standards that apply to directors in the exercise of their duties. Directors are required to promptly report all actual, potential or perceived conflicts of interest to the Corporate Secretary, who is in turn required to bring such conflicts to the attention of the Nominating and Corporate Governance Committee. Directors may not participate in discussions, deliberations or decision-making in which they have a conflict of interest.

All directors and employees of Centerra are required to sign an annual compliance certificate relating to the Code of Ethics and, in addition, employees undergo training on the Code of Ethics. The Audit Committee receives an annual compliance report for employees, and the Nominating and Corporate Governance Committee receives an annual report on directors’ compliance. Issues arising between annual reporting are brought to the attention of the appropriate committee.

Copies of the Codes of Ethics for employees and directors can be found on Centerra’s website at www.centerragold.com and are also available in print upon request.

Disclosure and Insider Trading Policy

Centerra’s Board has adopted and periodically reviews and updates Centerra’s written corporate disclosure and insider trading policy. The policy addresses the following matters:

•	establishes a process for the disclosure of material information;
•	establishes a process for reviewing news releases, corporate documents and public oral statements before they are issued;
•	sets out the obligations of Centerra’s directors, executive officers and other employees to preserve the confidentiality of undisclosed material information;
•	sets out the prohibitions applicable to Centerra’s directors, executive officers and other employees with respect to illegal insider trading and tipping; and
•	prohibits directors and employees of Centerra from hedging the value of any equity-based awards or Shares.

Investor Communications and Feedback

The Company has procedures in place to effectively communicate with its stakeholders, including its investors, employees and the general public. The fundamental objective of these procedures is to ensure an open, accessible and timely exchange of information concerning the business, affairs and performance of the Company. This includes quarterly conference calls in conjunction with the release of the Company’s financial results, as well as regular presentations to, or meetings with, analysts, institutional and retail shareholders, and potential investors. Through the Company’s website, investors and other stakeholders may access information provided by the Company to the investment community. The Company has a dedicated investor relations department, which works closely with members of the investment community, including institutional and retail investors. In addition, the Company has procedures in place to ensure that inquiries or other communications from investors are answered by an appropriate person in the Company.

During 2025, the President and CEO, the investor relations department and other members of senior management, including the CFO and COO, held over 520 meetings with investors, attended 16 investor conferences, completed 14 days of non-deal roadshows in various cities in North America and Europe, and presented to 3 institutional equity sales desks at various brokers.

The Board has a Shareholder Engagement Policy to facilitate transparent and direct engagement between members of the Board and Centerra's shareholders, shareholder organizations and governance groups, while complying with the Company's internal policies and applicable laws. A copy of the Shareholder Engagement Policy can be found on Centerra’s website at https://www.centerragold.com/corporate/shareholder-documents and is also available in print upon request.

As part of this commitment to shareholder engagement, the Board instituted a proactive outreach program in 2024 to enhance dialogue with the Company’s largest shareholders on governance matters, which was continued in 2025. Through this initiative, members of the Board conducted one-on-one meetings with Centerra’s top shareholders, providing an open forum to discuss corporate governance practices, board composition, executive compensation, and other key topics. This continued outreach underscores the Company’s commitment to transparency, meaningful shareholder engagement, and continuous improvement in governance practices, ensuring that investor perspectives are carefully considered in the Board’s decision-making processes.

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Centerra’s Board members, including the Chair of the Board, welcome communications and feedback from the Company’s shareholders or other stakeholders. Interested parties may contact the Board or Centerra’s independent directors as a group by writing to them c/o Chair of the Board, Centerra Gold Inc., 1 University Avenue, Suite 1800, Toronto, Ontario, Canada M5J 2P1.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNIFICATION

Centerra’s directors and executive officers are covered under a directors’ and officers’ liability insurance program. The aggregate limit of liability applicable to those insured directors and executive officers under the program policies is US$120 million, inclusive of defense costs. There is no retention (deductible) for executive officers or directors under these policies for non-indemnifiable claims made against them for a wrongful act. Where Centerra or a subsidiary has indemnified a director or executive officer, the program provides reimbursement coverage for losses over a retention (deductible) of US$2.5 million. The premium paid by Centerra for 2025 was US$1.38 million.

Centerra’s by-laws also provide for the indemnification of its directors and executive officers from and against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to certain limitations. Centerra has also entered into agreements with each of its directors and executive officers providing for indemnification and related matters.

INTERESTS OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

No director or executive officer of Centerra, nor any proposed nominee for election as a director of Centerra, or any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting, other than the election of directors.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Information regarding interests of informed persons in material transactions can be found under the heading “Interest of Management and Others in Material Transactions” in the Company’s most recent AIF. A copy of the Company’s most recent AIF can be obtained by securityholders of the Company free of charge by contacting the Company at 1 University Avenue, Suite 1800, Toronto, Ontario, M5J 2P1, Canada, Attention: Investor Relations or (416) 204-1953, or can be found on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar, and the Company’s website at www.centerragold.com.

SHAREHOLDER PROPOSALS FOR NEXT YEAR’S ANNUAL MEETING

The CBCA permits eligible shareholders of the Company to submit shareholder proposals to the Company, which proposals may be included in a management information circular relating to an annual meeting of shareholders. The period in which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2027 is between December 6, 2026 and February 4, 2027.

ADDITIONAL INFORMATION

Shareholders who wish to be added to the mailing list for the annual and interim financial statements and MD&A should contact the Company at 1 University Avenue, Suite 1800, Toronto, Ontario, Canada M5J 2P1, or (416) 204-1953, Attention: Investor Relations.

Copies of the Company’s most recent AIF, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF; the Company’s most recently filed consolidated annual financial statements, together with the accompanying report of the auditor, and any interim financial statements of the Company that have been filed for any period after the end of the Company’s most recently completed financial year; and this Circular are available upon request from the Corporate Secretary or from Investor Relations, and without charge to securityholders of the Company.

The Annual Report (including the annual financial statements and MD&A), the AIF and other information relating to the Company are available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov/edgar, and the Company’s website at www.centerragold.com.

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DIRECTORS’ APPROVAL

The contents of this Circular and its sending to shareholders of the Company have been approved by the directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Yousef Rehman”

Yousef Rehman
Executive Vice President, Legal and Public Affairs
Toronto, Ontario
March 20, 2026

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APPENDIX A

CENTERRA GOLD INC.

(the “Corporation”)

BOARD MANDATE

1.	GENERAL

The Board of Directors of the Corporation (the “Board”) believes that sound corporate governance practices are essential to the well-being of the Corporation and the promotion and protection of its shareholders’ interests as owners of the Corporation. The Board oversees the functioning of the Corporation’s governance system, in part, through the work of the Nominating and Corporate Governance Committee.

The Board has adopted this mandate to assist it in supervising the management of the business and affairs of the Corporation as required under applicable legislation and stock exchange rules.

The Board will revise this mandate from time to time based on its assessment of the Corporation’s needs, legal and regulatory developments and best practices. The Nominating and Corporate Governance Committee will review this mandate annually, or more often if warranted, and recommend to the Board such changes as it deems necessary and appropriate.

2.	THE BOARD’S RESPONSIBILITIES

The fundamental responsibility of the Board is to supervise the management of the business and affairs of the Corporation with a view to the best interests of the Corporation, discharging the duties of care and loyalty, free from conflicts of interest. The Board discharges this responsibility by developing and determining policy by which the business and affairs of the Corporation are to be managed and by overseeing management of the Corporation. The Board promotes fair reporting, including financial reporting, to shareholders of the Corporation and other interested persons as well as ethical and legal corporate conduct through an appropriate system of corporate governance, internal controls and disclosure controls.

3.	DIRECTORS’ RESPONSIBILITIES

The primary responsibility of individual directors is to act in good faith and to exercise their business judgment in what they reasonably believe to be the best interests of the Corporation. In order to fulfill this responsibility, each director is expected to:

•	develop and maintain a thorough understanding of the markets in which the Corporation conducts business, its strategy and business operations and its financial position and performance;
•	diligently prepare for each meeting, including reviewing all meeting materials distributed in advance;
•	actively and constructively participate in each meeting, including seeking clarification from management and outside advisors where necessary to fully understand the issues under consideration;
•	engage in continuing education programs for directors, as appropriate;
•	attend all meetings of the Board and any committee of which he or she is a member; and
•	conducting themselves in accordance with all policies of the Corporation.
4.	BOARD COMPOSITION

(a)       Board Membership Criteria

The Nominating and Corporate Governance Committee is responsible for establishing the competencies and skills that the Board considers to be necessary for the Board as a whole to possess; the competencies and skills that the Board considers each existing director to possess; and the competencies and skills each new nominee will bring to the Board. The Nominating and Corporate Governance Committee identifies candidates for Board membership based on their character, integrity, judgment and record of achievement and any skills and talents they possess which would add to the Board’s decision-making process and enhance the overall management of the business and affairs of the Corporation. The Nominating and Corporate Governance Committee will also take into consideration the representation of women and other minority groups in the director identification and selection process in accordance with the Corporation’s diversity, equity and inclusion policy.

Directors who change their principal occupation are expected to advise the Chair (as defined below) and the chair of the Nominating and Corporate Governance Committee and, if determined appropriate by the Nominating and Corporate Governance Committee, resign from the Board.

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(b)       Director Independence

The Board believes that, except during periods of temporary vacancies, the majority of its members should be independent. For the purposes of this mandate, “independent” means the standard of independence applicable to audit committee members as set out in National Instrument 52-110 – Audit Committees, as amended from time to time.

In all cases, the determination of whether a director is independent must be made by the Board in accordance with applicable securities laws and stock exchange rules. Generally, an independent director means a director who has no direct or indirect material relationship with the Corporation. For these purposes, “material relationship” means a relationship which could, in the view of the Board, reasonably interfere with the exercise of a member’s independent judgment.

In making a determination regarding a director’s independence, the Board will consider all relevant facts and circumstances, including the director’s commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, and such other criteria as the Board may determine from time to time.

The Board will review the independence of all directors on an annual basis and will disclose its determinations annually. To facilitate this review, directors will be asked to provide the Board with full information regarding their business and other relationships with the Corporation and its affiliates and with senior management and their affiliates. Directors have an ongoing obligation to inform the Chair and the chair of the Nominating and Corporate Governance Committee of any material changes in their circumstances or relationships which may affect the Board’s determination as to their independence.

(c)       Board Size

The Board is of the view that a size of between 8 and 11 members is conducive to effective decision-making and committee work.

(d)       Retirement

Directors may serve on the Board until the annual meeting of the Corporation next following their 75th birthday, and may not be re-elected after reaching age 75, unless this requirement has been waived by the Board, or the Nominating and Corporate Governance Committee, for a valid reason.

(e)       Term

All directors are elected at the annual meeting of shareholders of the Corporation for a term of one year.

(f)       Board Succession

The Nominating and Corporate Governance Committee is responsible for maintaining a Board succession plan that is responsive to the Corporation’s needs and the interests of its shareholders.

(g)       Service on Other Boards

The Board does not believe that its members should be prohibited from serving on the boards of other public companies so long as these commitments do not materially interfere with and are not incompatible with their ability to fulfill their duties as a member of the Board. Directors must advise the Chair in advance of accepting an invitation to serve on the board of another public company.

5.	BOARD DUTIES

In fulfilling its responsibilities, the Board is, among other matters, responsible for the following matters:

(a)       selection, appointment, evaluation and, if necessary, termination of the Chief Executive Officer;

(b)       satisfying itself as to the integrity of the Chief Executive Officer and other senior officers of the Corporation and as to the culture of integrity throughout the Corporation;

(c)       succession planning, including appointing, counseling and monitoring the performance of executive officers;

(d)       human resources policies of the Corporation in general, including in particular the approval of the compensation of executive officers;

(e)       adoption of a strategic planning process, approval of strategic plans and monitoring corporate performance against those plans;

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(f)       approval of periodic capital and operating plans and monitoring corporate performance against those plans;

(g)       policies and processes to identify the Corporation’s principal business risks, including hedging policies for the Corporation, and to confirm that systems are in place to mitigate these risks where prudent to do so;

(h)       oversight of strategic risks relating to the Corporation’s activities and enterprise risk management;

(i)       policies to confirm ethical behaviour of the Corporation and its employees, and compliance with laws and regulations;

(j)       policies and processes to satisfy itself as to the integrity of the Corporation’s internal control and management information systems and its financial reporting;

(k)       assessment of the effectiveness of the Board and its committees;

(l)       confirming that an appropriate orientation program is in place for new directors and that continuing education opportunities are available for all directors;

(m)       definition of the duties and the limits of authority of senior management, including approving a position description for the Chief Executive Officer;

(n)       communications policy of the Corporation;

(o)       health and safety and environmental policies and ensuring the implementation of systems to comply with these policies and all relevant laws and regulations;

(p)       policies on corporate social responsibility and sustainable development and oversight of management’s efforts to implement the policies in the jurisdictions where it operates;

(q)       environmental, social and governance (“ESG”) matters including the assignment to committees of the Board of the general responsibility for developing the Corporation’s approach to such ESG compliance as appropriate;

(r)       oversight of government relations matters conducted by management;

(s)       oversight of the estimation of mineral reserves and mineral resources by management;

(t)       corporate governance including the relationship of the Board to management and confirming that the Corporation has appropriate structures and procedures in place to permit the Board to effectively discharge its duties and responsibilities;

(u)       calling meetings of shareholders and submission to the shareholders of any question or matter requiring approval of the shareholders;

(v)       approval of directors for nomination and election and recommendation of the auditors to be appointed at shareholders' meetings and filling a vacancy among the directors or in the office of the auditor;

(w)       issuance of securities of the Corporation;

(x)       declaration of dividends and establishment of the dividend policy for the Corporation;

(y)       approval of the annual audited financial statements, management proxy circulars, takeover bid circulars, directors' circulars, prospectuses, annual information forms and other disclosure documents required to be approved by the directors of a corporation under securities laws, regulations or rules of any applicable stock exchange;

(z)       adoption, amendment or repeal of by-laws of the Corporation;

(aa) review and approval of material transactions not in the ordinary course of business; and

(bb) other corporate decisions required to be made by the Board, or as may be reserved by the Board, to be made by itself, from time to time and not otherwise delegated to a committee of the Board or to the management of the Corporation.

6.	DELEGATION TO MANAGEMENT

The Board may delegate by resolution, from time to time, financial authority to the Chief Executive Officer (who may sub-delegate such authority to others within the Corporation as appropriate).

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7.	CHAIR
(a)	Appointment

The Board will each year appoint from among its members a chair of the Board of Directors (the “Chair”). The Chair shall be an independent director unless the Board concludes that the best interests of the Corporation would be otherwise better served. If such Chair is not independent, then the independent directors shall appoint a Lead Director who shall be independent.

(b)	General

The Chair is principally responsible for overseeing the operations and affairs of the Board.

(c)	Specific Role and Responsibilities

The Chair will (subject to the responsibilities of the Lead Director as set out in Section 8, if the Chair is not independent):

•	lead, manage and organize the Board, consistent with the approach to corporate governance adopted by the Board from time to time;
•	preside as chair at all meetings of the Board and shareholders;
•	set the agenda of the Board and shareholders’ meetings, in consultation with the Corporate Secretary and the Chief Executive Officer;
•	confirm that appropriate procedures are in place to allow the Board to work effectively and efficiently and to function independently from management;
•	confirm that Board functions are delegated to appropriate committees and that the functions are carried out and the results are reported to the Board;
•	serve as an ex officio member of all Board committees, provided that if the Chair is not independent, he or she will not serve as a member of any committee required to be composed entirely of independent directors;
•	act as a liaison between the Board and senior management, encouraging effective communication between the Board and the Chief Executive Officer;
•	consistent with encouraging effective communication between the Board and the Chief Executive Officer, confirm that the Board and senior management understand their respective responsibilities and respect the boundary between them;
•	chair Board meetings, including requiring appropriate briefing materials to be delivered in a timely fashion, stimulating debate, providing adequate time for discussion of issues, facilitating consensus, encouraging full participation and discussion by individual directors and confirming that clarity regarding decisions is reached and accurately recorded;
•	confirm proper and timely documentary filings and fulfillment of disclosure requirements to statutory authorities under applicable legislation, including working with the Corporation’s external counsel and other outside advisors when necessary;
•	confirm that the Board and its committees have the necessary resources to carry out their responsibilities, in particular, timely and relevant information;
•	work with the Chief Executive Officer, the chair of the Nominating and Corporate Governance Committee and the Corporate Secretary to further the creation of a healthy governance culture within the Corporation;
•	at the request of the Chief Executive Officer, represent the Corporation to shareholders and external stakeholders, including local community groups, aboriginals, government, and non-governmental organizations; and
•	perform additional duties requested by the Board.
8.	LEAD DIRECTOR

(a)       Appointment

A Lead Director appointed pursuant to Section 7(a), shall have the responsibilities outlined in Section 8(b) below.

(b)       Specific Role and Responsibilities

•	in collaboration with the Chair, lead, manage and coordinate the activities of the independent directors;
•	be provided an invitation to all Board and Committee meetings;
•	preside at all meetings of the Board at which the Chair is not present, including meetings of independent directors and communicate the results of such meetings to the Chair and Chief Executive Officer as appropriate;
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•	call meetings of the independent directors, as appropriate;
•	represent independent directors in discussions with management;
•	schedule and set agendas for special meetings of the Board, when necessary;
•	review the agenda for Board meetings to ensure that the agenda enables the Board to successfully carry out its duties and that the Board has sufficient time for discussion of all agenda matters;
•	together with the Chair, ensure appropriate procedures are in place to allow the Board to work effectively and to function independently from management;
•	serve as an independent leadership contact for all independent directors consistent with the approach to corporate governance adopted by the Board and ensure that independent directors have the necessary resources to carry out their responsibilities, including timely and relevant information;
•	correspond or meet, if needed, with shareholders or other stakeholders regarding communications directed to the independent directors of the Board and coordinate with others as appropriate with respect to independent directors’ matters;
•	provide support to the Chair, Chief Executive Officer, the Chair of the Nominating and Corporate Governance Committee and the Corporate Secretary, as needed, to further the creation of a healthy governance culture within the Corporation; and
•	perform such other duties as the Board may from time to time delegate to assist the Board in the fulfillment of its responsibilities.
9.	CORPORATE SECRETARY

(a)       Appointment

The Board will appoint an individual to act as the Corporate Secretary.

(b)       General

The Corporate Secretary is responsible for assisting the Chair in managing the operations and affairs of the Board and for performing additional duties requested by the Chair or the Board or any of its committees.

(c)       Specific Role and Responsibilities

The Corporate Secretary will:

•	oversee the preparation of all materials for shareholders which relate to the election of directors or the matters discussed in these guidelines;
•	confirm that all notices and materials are delivered to shareholders and directors in a timely manner;
•	confirm that all minutes of meetings of shareholders, the Board and committees are accurately recorded;
•	confirm proper and timely documentary filings and fulfilment of disclosure requirements to statutory authorities under applicable legislation, including working with the Corporation’s external counsel and other outside advisors, when necessary;
•	maintain the Corporation’s books and records and oversee the security and application of the corporate seal;
•	administer the operations of the Board and its committees;
•	act as Secretary at annual meetings of shareholders;
•	monitor compliance with the governance policies of the Board, including those regarding frequency and conduct of Board meetings, reporting information and other policies relating to the Board’s business; and
•	perform additional duties requested by the Chair or the Board or any of its committees.
10.	BOARD COMMITTEES

(a)       General

The Board carries out its responsibilities directly and through the following committees and such other committees as it may establish from time to time: the Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee and the Technical and Corporate Responsibility Committee.

(b)       Chair

The Audit Committee, the Nominating and Corporate Governance Committee, the Human Resources and Compensation Committee and the Technical and Corporate Responsibility Committee are each chaired by a director who is selected by the Board on the recommendation of the Nominating and Corporate Governance Committee and is responsible for determining the agenda and the frequency and conduct of meetings.

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(c)       Charters

Each committee has its own charter which sets out its responsibilities and duties, qualifications for membership, procedures for committee member removal and appointment and reporting to the Board. On an annual basis, each committee’s charter is reviewed by both the committee itself and the Nominating and Corporate Governance Committee and is also reviewed and approved by the Board. Copies of each charter are posted on the Corporation’s website and printed copies will be made available to any shareholder upon request. Below is a brief description of the responsibilities of each committee.

Audit Committee

The Audit Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the integrity of the Corporation’s financial statements; the Corporation’s compliance with legal and regulatory requirements (other than with respect to health, safety and the environment); compliance with the Code of Ethics and International Business Conduct Policy; the qualifications and independence of the Corporation’s external auditors; the design and implementation of internal controls over financial reporting and disclosure controls; management of financial risks as delegated by the Board, including oversight of hedging activities; related party transactions; the performance of the Corporation’s internal audit function; and any additional matters delegated to the Audit Committee by the Board.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is responsible for assisting the Board in fulfilling its oversight responsibilities in relation to the Corporation’s overall approach to corporate governance; the size, composition and structure of the Board and its committees; the identification and recommendation to the Board of qualified individuals for appointment to the Board and its committees; orientation and continuing education for directors; matters involving conflicts of interest of directors; and any additional matters delegated to the Nominating and Corporate Governance Committee by the Board.

Human Resources and Compensation Committee

The Human Resources and Compensation Committee is responsible for supporting the Board in making recommendations in regard to its oversight responsibilities and to review and, at its discretion, approve certain recommendations proposed by management. The Human Resources and Compensation Committee reviews and recommends to the Board the selection and appointment of officers of the Corporation; the compensation philosophy, competitive positioning and competitive objectives in the market all of which drive the design of components and administration; the compensation and employment agreement of the CEO as recommended by the Chair of the Board and by the Human Resources and Compensation Committee; grants of stock options to eligible participants; succession planning pertaining to all executive officers, based on recommendations of the chair of the board and the CEO; and any additional matters delegated to the Human Resources and Compensation Committee by the Board. The Human Resources and Compensation Committee oversees and approves the compensation and employment agreements of the direct reports to the CEO as reviewed and recommended by the Chair of the Board; the objectives and design of the compensation program of the Corporation consistent with the compensation philosophy, competitive positioning and competitive objectives approved by the Board (these objectives and designs, along with their components and descriptions/plans, will satisfy the goal of providing sufficient competitive compensation to attract, retain and motivate senior management to maximize shareholder value); major human resources policies recommended by the CEO; diversity, equity and inclusion matters; management’s recommendation on annual merit increases consistent with the budget approved by the Board; special recognition payments under the CEO Awards Program which are recommended to be $50,000 or greater; and the administration of all equity-based compensation plans, subject to reporting to the Board. The Human Resources and Compensation Committee oversees and approves the compensation arrangements for Board members.

Technical and Corporate Responsibility Committee

The Technical and Corporate Responsibility Committee is responsible for assisting the Board of Directors in fulfilling its oversight responsibilities relating to (i) technical and operational matters, including production, operations, acquisition and divestment opportunities and development and exploration plans, relating to the Corporation’s activities; (ii) procedures for the preparation and disclosure of resource and reserve estimates for the Corporation’s properties; (iii) overseeing significant technical and operational risks relating to the Corporation’s activities; and (iv) overseeing polices, practices and systems for effective management of corporate responsibility matters, including safety, health, environment and social performance.

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11.	BOARD AND COMMITTEE MEETINGS

(a)       Scheduling

Board meetings are scheduled in advance at appropriate intervals throughout the year. In addition to regularly scheduled Board meetings, additional Board meetings may be called upon proper notice at any time to address specific needs of the Corporation. The Board may also take action from time to time by unanimous written consent. A Board meeting may be called by the Chair, the Chief Executive Officer or any two directors.

Each committee meets as often as it determines is necessary to fulfill its responsibilities. A meeting of any committee may be called by the committee chair, the Chair, the Chief Executive Officer or any two committee members.

Board meetings are held at a location determined by the Chair and meetings of each committee are held at a location determined by the committee chair.

(b)       Notice

Notice of the time and place of each meeting of the Board or any committee must be given to each director either by personal delivery, electronic mail, facsimile or other electronic means not less than 48 hours before the time of the meeting or by mail not less than 96 hours before the date of the meeting. Board or committee meetings may be held at any time without notice if all of the directors or committee members have waived or are deemed to have waived notice of the meeting. A director participating in a Board or committee meeting is deemed to have waived notice of the meeting.

(c)       Agenda

The Chair establishes the agenda for each Board meeting in consultation with the Corporate Secretary and the Chief Executive Officer. Any director may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any Board meeting raise subjects that are not on the agenda for that meeting.

Committee chairs establish the agenda for each committee meeting. Any committee member may propose the inclusion of items on the agenda, request the presence of or a report by any member of senior management, or at any committee meeting raise subjects that are not on the agenda for the meeting.

The Corporate Secretary distributes an agenda and meeting materials in advance of each Board or committee meeting to allow Board or committee members, as the case may be, sufficient time to review and consider the matters to be discussed.

(d)       Non-Management Sessions

Non-management directors meet separately at every Board meeting without management present. The Chair informs management of the substance of these meetings to the extent that action is required by them.

(e)       Distribution of Information

The Board regularly receives reports on the financial results and operating activities of the Corporation, as well as periodic reports on certain non-operational matters, including, corporate governance, insurance, pensions and treasury matters and safety, health and environmental matters.

(f)       Attendance and Participation

Each director is expected to attend all meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting in person may participate by telephone or teleconference.

(g)       Quorum

A quorum for any Board meeting is a majority of directors.

A quorum for any committee meeting is a majority of its members.

(h)       Voting and Approval

At Board or committee meetings, each director or member, as applicable, is entitled to one vote and questions are decided by a majority of votes. In case of an equality of votes, the Chair of the meeting does not have a second or casting vote.

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(i)       Procedures

Procedures for Board meetings are determined by the Chair unless otherwise determined by the by-laws of the Corporation or a resolution of the Board.

Procedures for committee meetings are determined by the chair of the committee unless otherwise determined by the by-laws of the Corporation or a resolution of the committee or the Board.

(j)       Corporate Secretary

The Corporate Secretary acts as secretary to the Board and each of its committees. In the absence of the Corporate Secretary, or at the election of the Board or committee, as the case may be, the Board or a committee may appoint any other person to act as secretary.

(k)       Minutes of Meetings

The Corporate Secretary keeps minutes of the proceedings of the Board and each of its committees, and circulates copies of the minutes to each Board or committee member, as the case may be, on a timely basis.

12.	DIRECTOR COMPENSATION

The Board believes that compensation for directors should be competitive with the compensation paid to directors of comparable companies. The Human Resources and Compensation Committee reviews directors’ compensation at least bi-annually with this criterion in mind and makes recommendations to the Board.

Directors who are employees of the Corporation or any of its affiliates do not receive any compensation for service as directors.

To further align the interests of directors with those of other shareholders, directors are paid a portion of their fees in deferred share units and restricted share units.

Directors are reimbursed by the Corporation for reasonable travel expenses incurred in connection with their duties as directors.

13.	SHARE OWNERSHIP REQUIREMENTS

Directors are required, within five years of their initial appointment to the Board, to acquire and hold deferred share units, restricted share units, common shares or any other equity-based awards of the Corporation designated by the Board from time to time, with a value equal to at least three times the amount of their annual retainer for service as a director (excluding travel, meeting and committee chair fees) such value to be determined at the greater of cost or market value of such securities.

14.	DIRECTOR ORIENTATION AND CONTINUING EDUCATION

New directors receive orientation materials describing the Corporation’s business and its corporate governance policies and procedures. New directors also have meetings with the Chair, Chief Executive Officer and Chief Financial Officer.

The Nominating and Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

15.	BOARD ACCESS TO MANAGEMENT AND ADVISORS

Directors have access to members of management and are encouraged to raise any questions or concerns directly with management. The Board and its committees may invite any member of management, outside advisor or other person to attend any of their meetings.

The Board and any of its committees may retain an outside advisor at the expense of the Corporation at any time and have the authority to determine the advisor’s fees and other retention terms. Individual directors may retain an outside advisor at the expense of the Corporation with the approval of the Nominating and Corporate Governance Committee.

16.	PERFORMANCE ASSESSMENT OF THE BOARD AND ITS COMMITTEES

The Nominating and Corporate Governance Committee annually reviews the effectiveness of the Board in fulfilling its responsibilities and duties as set out in these guidelines.

In addition, the Nominating and Corporate Governance Committee annually reviews the effectiveness of all Board committees in fulfilling their responsibilities and duties as set out in their charter and in a manner consistent with these guidelines.

In coordination with the Chair, the Nominating and Corporate Governance Committee evaluates individual directors to assess their suitability for nomination for re-election.

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17.	CODES OF ETHICS

The Board expects all directors, officers and employees of the Corporation to conduct themselves in accordance with the highest ethical standards.

The Board has adopted a Code of Ethics for employees which addresses, among other things, avoidance of conflicts of interest, protection of confidential information, compliance with applicable laws, rules and regulations, adherence to good disclosure practices and procedures for employees and third parties to report concerns with respect to accounting and auditing matters. As set out in the Code, an employee who, in good faith, reports a concern regarding accounting matters or a suspected breach of the Code is protected from reprisal, such as dismissal, demotion, suspension, threats, harassment or discrimination.

The Board has also adopted a Code of Ethics for directors which sets out the ethical standards that apply to directors in the exercise of their duties.

Both Codes are posted on the Corporation’s website and are available in print to any shareholder who requests a copy.

18.	INDEMNIFICATION AND INSURANCE

In accordance with the by-laws of the Corporation, directors and officers are each indemnified by the Corporation against all liability and costs arising out of any action or suit against them from the execution of their duties, provided that they have carried out their duties honestly and in good faith with a view to the best interests of the Corporation and have otherwise complied with the provisions of applicable corporate law.

The Corporation maintains insurance for the benefit of its directors and officers against any liability incurred by them for which they would be indemnified. The amount and terms of the insurance coverage are dependent upon prevailing market conditions and practices with the objective of adequately protecting directors and officers from such liability.

19.	CONFLICTS OF INTEREST

Each director is required to inform the Chair and the Nominating and Corporate Governance Committee of any conflict of interest he or she may have with the Corporation. If a director has a personal interest in a matter before the Board or a committee, he or she must not participate in any vote on the matter except where the Board or the committee has expressly determined that it is appropriate for him or her to do so.

20.	CONTACT BOARD AND COMMITTEES

The Board welcomes input and comments from shareholders of the Corporation. You may contact one or more members of the Board or its committees, by writing to the Corporate Secretary at:

Board of Directors of Centerra Gold Inc.

c/o Corporate Secretary

Centerra Gold Inc.

Suite 1800 – 1 University Avenue

Toronto, Ontario, Canada M5J 2P1

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Notice of Availability of Proxy Materials for the Annual General Meeting of Shareholders of Centerra Gold Inc.

Meeting Date and Format: When: Tuesday, May 5, 2026 at 11:00 a.m. (Toronto time)	Where: via live audio webcast at www.meetings.lumiconnect.com/400-905-228-434 Password: “centerragold2026” (case sensitive)

Similar to last year, Centerra Gold Inc. (“Centerra”) will hold its annual general meeting of shareholders (the “Meeting”) in a virtual only format, which will be conducted via live audio webcast. Shareholders will not be able to physically attend the Meeting. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi platform for the Meeting. If you are experiencing any difficulty connecting or watching the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to security settings of your organization.

Notice-And-Access

Centerra is using “notice-and-access” to deliver the notice of the Meeting and management information circular dated March 20, 2026 (the “Circular”) in respect of the Meeting and its audited annual financial statements for the financial year ended December 31, 2025, along with the related management discussion and analysis (collectively, the “Materials”) to both registered and non-registered shareholders. This means that the Materials are posted online for shareholders to access, instead of paper copies being printed and mailed to shareholders.

The Materials are available at: www.docs.tsxtrust.com/CG or www.sedarplus.com or www.centerragold.com

Under notice-and-access, instead of receiving paper copies of the Materials, shareholders of record, as of the close of business on March 18, 2026, are receiving by mail this notification containing instructions on how to vote at the Meeting and how to access the Materials electronically, together with a proxy form or voting instruction form, depending on whether the shareholder is a registered or a non-registered shareholder.

How to Obtain Paper Copies of the Materials

Shareholders may obtain paper copies of the Materials at no cost for up to one year from the date that the Circular was filed on SEDAR by contacting Centerra’s transfer agent, TSX Trust Company (“TSX Trust”) by using the contact details below. If you would like to receive the Meeting Materials in advance of the voting deadline and Meeting date, requests should be received by April 21, 2026.

If you request a paper copy of the Materials, you will not receive a new form of proxy or voting instruction form. Therefore, you should keep the original form sent to you in order to vote your shares at the Meeting.

TSX Trust Company

Request Materials by:	email at tsxt-fulfilment@tmx.com

www.docs.tsxtrust.com/CG

phone (toll-free within Canada and the U.S.) at 1-888-433-6443; or

phone (outside Canada and the U.S.) at 416-682-3801.

Voting

Registered Shareholders

If you are a registered shareholder, to vote at the Meeting, you must use the methods described on your enclosed form of proxy by May 1, 2026 at 11:00 a.m. (Toronto time), or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened Meeting.

Non-Registered Shareholders

If you are a non-registered shareholders (being shareholders who beneficially own shares that are registered in the name of an intermediary such as a bank, trust company, securities broker or other nominee, or in the name of a depository of which the intermediary is a participant) should carefully follow the instructions set out in your intermediary’s voting instruction form or form of proxy, as the case may be. Your intermediary must receive your voting instructions with sufficient time for your vote to be processed by May 1, 2026 at 11:00 a.m. (Toronto time), or if the Meeting is postponed or adjourned, on a day other than a Saturday, Sunday or a statutory holiday in Ontario which is at least 24 hours before the time of such reconvened Meeting.

For further information regarding how to vote at the Meeting, please refer to the section entitled “Voting Information” in the Circular.

Business of the Meeting

The following items will be addressed at the Meeting:

1.	receiving the audited financial statements for the year ended December 31, 2025 and the auditors’ report thereon;
2.	the election of directors for the ensuing year;
3.	the appointment of auditors for the ensuing year and authorizing the directors to fix the remuneration to be paid to the auditors;
4.	consider, and if deemed advisable, approve, a non-binding advisory resolution to accept Centerra’s approach to executive compensation; and
5.	transacting such other business as may properly come before the Meeting, or any postponement or adjournment thereof.

These matters are set out in detail under the heading “Business to be Transacted at the Meeting” in the Circular.

YOU SHOULD ACCESS AND REVIEW ALL OF THE INFORMATION CONTAINED IN THE CIRCULAR BEFORE VOTING.